  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1998

                                                REGISTRATION NO. 333-56129
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                       C.D. SMITH HEALTHCARE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         MISSOURI                    5122                   44-0437360
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
       JURISDICTION       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)

                             3907 S. 48TH TERRACE
                                 P.O. BOX 789
                             ST. JOSEPH, MO 64503
                                (816) 232-5471
   (ADDRESS INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT C. FARLEY
                            CHIEF EXECUTIVE OFFICER
                             3907 S. 48TH TERRACE
                                 P.O. BOX 789
                             ST. JOSEPH, MO 64503
                                (816) 232-5471
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

              SHARI L. WRIGHT, ESQ.                            KATHERINE M. SEABORN, ESQ.
        BLACKWELL SANDERS PEPER MARTIN LLP                      GARDERE & WYNNE, L.L.P.
               TWO PERSHING SQUARE                                  1601 ELM STREET
           2300 MAIN STREET, SUITE 1100                         3000 THANKSGIVING TOWER
           KANSAS CITY, MISSOURI 64108                          DALLAS, TEXAS 75201-4761
                  (816) 983-8000                                     (214) 999-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement is declared effective.

  If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY   , 1998

PROSPECTUS
         , 1998

                             4,750,000 SHARES

                        C.D. SMITH HEALTHCARE, INC.


[LOGO OF C.D. SMITH DRUG COMPANY APPEARS HERE]


                                  COMMON STOCK

  Of the 4,750,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (the "Offering"), 3,500,000 shares are being sold by C.D. Smith Healthcare, Inc. (the "Company") and 1,250,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

  Application has been made for the Common Stock to be approved for listing on the New York Stock Exchange ("NYSE") under the trading symbol "CDH."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                PRICE     UNDERWRITING   PROCEEDS   PROCEEDS TO
                               TO THE    DISCOUNTS AND    TO THE    THE SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share..................   $             $            $            $
Total(3)...................  $            $             $           $
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $1,650,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 712,500 additional shares of Common Stock, at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts
    and Commissions and Proceeds to the Company will be $       , $        and
    $       , respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by them, subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of such shares
will be in New York, New York on or about        , 1998.

DONALDSON, LUFKIN & JENRETTE

                                 BT ALEX. BROWN

                                                               WHEAT FIRST UNION

                             [INSIDE FRONT COVER]
                                     [MAP]



  The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' overallotment option is not exercised, (ii) reflects the exercise of warrants (the "Churchill Warrants") to purchase 1,080,078 shares of Common Stock held by Churchill ESOP Capital Partners ("Churchill") and (iii) has been adjusted to give effect to a 51-for-1 Common Stock split. The exercise of the Churchill Warrants and the Common Stock split will be effected immediately prior to consummation of the Offering. References throughout this Prospectus to fiscal years refer to the Company's fiscal years ending on the last day of February of such year. Unless otherwise indicated, references to the "Company" or "C.D. Smith" refer to C.D. Smith Healthcare, Inc. and its subsidiaries.

                                  THE COMPANY

  C.D. Smith is a leading regional full-line, full-service wholesale distributor of pharmaceuticals and related products. The Company distributes over 25,000 SKUs to more than 3,000 customers located predominantly in the midwestern United States and New England. The Company believes that it is the primary supplier to a majority of its customers, which include independent pharmacies, health care institutions and regional and national chain pharmacies. According to the 1998 Drug Store Market Guide, the Company is the second largest pharmaceutical wholesale distributor in metropolitan Kansas City and Boston and the third largest in Chicago. For fiscal 1998, the Company's pro forma net sales and operating income were $762.3 million and $15.3 million, respectively.

  Since being acquired by its management and employees in 1991, C.D. Smith has grown from a small pharmaceutical distributor serving rural customers into a full-line, full-service regional wholesale distributor with a major presence in both rural and urban markets within its core territories. From 1994 through fiscal 1998, the Company's net sales grew internally (excluding the effect of acquisitions) at a compound annual rate of approximately 50.3%. The Company has achieved this growth principally by gaining new customers within its territories, converting customer relationships from secondary to primary supplier status and expanding its service territories.

  The Company attributes its success since 1991 primarily to the implementation of a comprehensive program aimed at meeting the specific needs of its customers. As a part of this program, the Company significantly expanded its sales and customer service staff. At May 31, 1998, C.D. Smith employed 37 direct sales representatives with an average of 28 years of industry experience who are supported by 25 telemarketers and customer service professionals. The Company added multiple operating shifts to extend the hours for customer order placement and to expand the territories in which it can offer reliable next-day delivery. The Company also broadened its product offerings and upgraded its customer ordering and information systems to enhance its ability to serve as a primary supply source. In 1994, the Company built a state-of-the-art distribution facility to accommodate its growth and has achieved key measures of efficiency that significantly exceed industry averages. The Company believes that providing exceptional customer service distinguishes C.D. Smith from other wholesale distributors and is key to its continued growth.

  In October 1997, the Company acquired General Drug Company, a full-service wholesale distributor with operations in the greater Chicago and Boston markets (the "General Drug Companies"). As part of this transaction (the "General Drug Acquisition"), the Company also acquired SBS Pharmaceuticals, Inc. ("SBS"), a pharmaceuticals repackaging and distribution business. C.D. Smith is currently integrating the operations of the General Drug Companies and believes it will realize substantial synergies by increasing the efficiency of the acquired distribution facilities, obtaining greater volume purchasing discounts and eliminating duplicative overhead functions. In addition, the Company is implementing its program of enhanced customer service in Chicago and Boston, which it believes will accelerate sales growth in those markets. In Chicago, the Company doubled the size of its sales force and added a second operating shift to accommodate late-day orders, commence Saturday deliveries and increase the territories served by the facility. In Boston, the Company has divested the marginally profitable tobacco and candy business, which has provided significant additional warehouse capacity for pharmaceuticals and related products. The Company also intends to expand the sales force and add a second operating shift in Boston.

  The wholesale pharmaceutical distribution industry has experienced rapid sales growth over the past twelve years, increasing from approximately $14.0 billion in sales in 1985 to over $74.6 billion in 1997. In addition, the percentage of pharmaceutical sales through wholesale distributors increased to approximately 80.0% in 1997, up from 45.0% in 1970. At the same time, there has been substantial consolidation of full-line pharmaceutical wholesale distributors in the United States, from approximately 139 at the end of 1980 to approximately 54 at the end of 1997. Industry analysts expect this consolidation trend to continue. The Company believes that it is well-positioned to capitalize on industry consolidation and intends to make additional selective acquisitions.

OPERATING STRATEGY

  The Company's objective is to build on its position as a leading regional wholesale distributor to become a national pharmaceutical services company. The principal elements of the Company's strategy are as follows:

    Provide High Levels of Customer Service. C.D. Smith believes that its customer service focus is a significant competitive advantage, especially with independent pharmacy customers who may not receive personalized service from national wholesale distributors. C.D. Smith's experienced direct sales force makes regular personal visits to current and prospective customers and is supported by a knowledgeable in-house customer service staff. The Company operates its distribution facilities to meet its customers' requirements for accurate same-day or next-day delivery. The Company believes that its commitment to customer service has enabled it to achieve primary supplier status with many of its customers, resulting in significant net sales growth.

    Increase Sales from Existing Facilities. C.D. Smith intends to leverage its existing infrastructure and expertise to increase sales from each of its distribution facilities. Prior to their acquisition by the Company, each of the Chicago and Boston facilities operated a single shift, served customers within a small geographic area and carried a more limited inventory, which typically positioned them as secondary suppliers. The Company believes that adding a second operating shift and developing a customer-oriented sales force will enable both of these facilities to increase net sales by achieving primary supply relationships with customers in significantly expanded service territories. Similarly, C.D. Smith believes it can apply the General Drug Companies' greater experience with managed care and other institutional customers to increase net sales in its midwestern region.

    Continue Selective Acquisitions. The Company believes that it is well-positioned to make selective acquisitions to expand into new territories and to further penetrate current market territories. Through its participation in national industry groups and OptiSourceSM, a Company-operated generic pharmaceutical buying group that includes 16 other regional wholesale distributors, C.D. Smith maintains significant contact with numerous regional and local distributors and has identified several attractive acquisition candidates.

    Offer Broad Line of Products and Services. C.D. Smith provides its customers a broad line of over 25,000 SKUs of branded and generic pharmaceuticals, over-the-counter health care products and health and beauty aids from more than 1,000 vendors. The Company believes its products and services enable it to be the primary supplier to the majority of its customers and to further leverage its regional presence by meeting the secondary supply needs of many significant customers. Through OptiSource, the Company obtains lower wholesale prices through volume purchasing and maintains a major presence in the distribution of the rapidly growing generic pharmaceutical product category. Through SBS, the Company buys approximately 140 pharmaceuticals in bulk and repackages them into quantities requested by selected wholesalers. The Company is also developing its own private label program designed to help independent pharmacies compete more aggressively with regional and national chain pharmacies by providing store identification, promotional and advertising programs and a private label brand of over-the-counter pharmaceuticals and health and beauty aids.

    Expand Pharmaceutical Services. The Company intends to offer pharmaceutical services beyond its current product and service offerings. The Company believes that it can leverage its expertise in the pharmaceutical industry and its large, concentrated customer base to offer additional pharmacy-related services, such as pharmacy benefits management, managed care pharmaceutical formulary management and health care institution unit of use packaging. The Company intends to expand its service offerings through internal development and selective acquisitions.

  The Company believes that its operating strategy can be implemented without significant additional capital investment (other than possible acquisitions) and without incurring significant additional operating costs would not be offset by anticipated revenue growth.

  The Company is a Missouri corporation with its corporate headquarters located at 3907 South 48th Terrace, St. Joseph, Missouri 64503. The telephone number is
(816) 232-5471.

                                  THE OFFERING

Common Stock offered:
 By the Company................................. 3,500,000 shares
 By the Selling Shareholders.................... 1,250,000 shares
  Total......................................... 4,750,000 shares
Common Stock to be outstanding after this
 Offering....................................... 10,579,270 shares(1)
Use of Proceeds(2).............................. To repay certain outstanding indebtedness. See
                                                 "Use of Proceeds."
Proposed NYSE symbol............................ CDH

--------------------

(1) Excludes 848,578 shares subject to options issued under the Company's Amended and Restated 1996 Equity Compensation Plan, all of which are immediately exercisable at a weighted average exercise price of $0.73 per share. See "Management--Executive Compensation--Equity Compensation Plan" and "Principal and Selling Shareholders."
(2) The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                                  RISK FACTORS

  Prospective purchasers of the Common Stock should consider carefully all of the information set forth in the Prospectus and in particular, should evaluate the specific factors set forth under the caption "Risk Factors" hereinafter, which provide a discussion of certain risks involved in an investment in the Common Stock.

               SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL DATA

  The following summary financial information sets forth selected consolidated financial data and selected consolidated pro forma financial data with respect to the Company. The pro forma Statement of Operations Data and Other Operating Data, as adjusted, gives effect to the Offering, including the application of the net proceeds therefrom, the exercise of the Churchill Warrants and the General Drug Acquisition as if they occurred on March 1, 1997. The financial data should be read in conjunction with the consolidated financial statements of the Company and related notes thereto and the pro forma consolidated statement of income of the Company and related notes thereto included elsewhere in this Prospectus. The pro forma financial data is provided for comparative purposes only and is not necessarily indicative of the results which would have occurred had the General Drug Acquisition, the exercise of the Churchill Warrants and the Offering been consummated on March 1, 1997, nor is it necessarily indicative of future results.

                                                                                             THREE MONTHS
                                          FISCAL YEAR ENDED                  PRO FORMA (2)      ENDED
                         --------------------------------------------------- ------------- -----------------
                         FEBRUARY 28, FEBRUARY 29, FEBRUARY 28, FEBRUARY 28, FEBRUARY 28,  MAY 31,  MAY 31,
                             1995         1996         1997       1998(1)        1998       1997      1998
                                      (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............   $171,977     $224,163     $301,523     $544,090     $762,259    $88,430  $206,866
 Gross profit...........      7,751       10,682       14,739       27,423       39,928      3,928     9,946
 Selling, general and
  administrative
  expense...............      7,868        7,975        9,986       15,879       22,848      2,513     6,013
 Depreciation and
  amortization..........        155          221          279          923        1,731         82       431
 Special charges(3).....        --           --           --           --           --         --        817
 Operating income
  (loss)................       (272)       2,486        4,474       10,621       15,349      1,333     2,685
 Interest expense.......      1,041        1,478        1,571        4,646        8,756        500     2,105
 Net income (loss)......   $   (864)    $    634     $  1,930     $  3,997     $  4,392    $   542  $    394
 Net income (loss) per
  share(4):
   Basic................   $  (0.08)    $   0.07     $   0.29     $   0.67     $   0.74    $  0.09  $   0.07
                           ========     ========     ========     ========     ========    =======  ========
   Diluted..............   $  (0.08)    $   0.07     $   0.28     $   0.56     $   0.61    $  0.08  $   0.05
                           ========     ========     ========     ========     ========    =======  ========
 Shares used in
  computing net income
  (loss) per share(4):
   Basic................     10,200        9,500        6,700        5,963        5,963      5,991     5,904
                           ========     ========     ========     ========     ========    =======  ========
   Diluted..............     10,200        9,500        6,872        7,166        7,166      6,614     8,023
                           ========     ========     ========     ========     ========    =======  ========
AS ADJUSTED DATA(5):
 Interest expense.......                                                       $  2,870             $    695
 Net income.............                                                          8,148                1,294
 Net income per share:
   Basic................                                                       $   0.77             $   0.12
                                                                               ========             ========
   Diluted..............                                                       $   0.72             $   0.11
                                                                               ========             ========
 Shares used in
  computing net income
  per share:
   Basic................                                                         10,638               10,579
                                                                               ========             ========
   Diluted..............                                                         11,256               11,363
                                                                               ========             ========
OTHER OPERATING DATA:
 Sales growth...........      126.8%        30.3%        34.5%        80.4%         --        41.5%    133.9%
 Same-store sales
  growth(6).............      126.8%        30.3%        34.5%        28.2%         --        41.5%     29.0%
 EBITDA(7)..............   $   (174)    $  2,748     $  4,879     $ 11,833     $ 17,328    $ 1,456  $  3,181
 Days sales
  outstanding(8)........       19.5         17.8         17.2         20.8         23.9       15.9      23.8
 Gross profit margin....        4.5%         4.8%         4.9%         5.0%         5.2%       4.4%      4.8%
 Operating expenses as
  a percentage of net
  sales.................        4.7%         3.7%         3.4%         3.0%         3.2%       2.9%      3.1%(9)
 Operating income
  (loss) margin.........       (0.2)%        1.1%         1.5%         2.0%         2.0%       1.5%      1.7%(9)

                                                           AT MAY 31, 1998
                                                         --------------------
                                                                      AS
                                                          ACTUAL  ADJUSTED(5)
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
 Current assets........................................  $136,768  $137,923
 Working capital.......................................    65,787    66,942
 Total assets..........................................   171,625   171,899
 Total indebtedness....................................    93,530    39,469
 Shareholders' equity..................................     7,559    61,893

---------------------

(1) Includes five months of operating results of the General Drug Companies following their acquisition by the Company on October 3, 1997 (the "Acquisition Date").

(2) Adjusted to give effect to the General Drug Acquisition as though it occurred on March 1, 1997.

(3) Reflects a $592 severance payment to a former officer and a $225 loss on the sale of the tobacco and candy business of the General Drug Companies.

(4) See Notes 1 and 11 of notes to the consolidated financial statements of the Company for information concerning the calculation of net income
    (loss) per share.

(5) Adjusted to give effect to the exercise of the Churchill Warrants, the Offering and the exercise by management of options to purchase 94,922 shares, including application of the net proceeds therefrom, as though they occurred on March 1, 1997.

(6) Reflects growth of net sales from distribution facilities that have been operated by the Company for the full year in each comparable period.

(7) EBITDA represents income before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a measure commonly used in the pharmaceutical wholesale distribution industry by financial analysts, investors and other interested parties for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA amounts shown for the Company may not be comparable to similarly titled measures reported for other companies as such calculations may not be made on the same basis.

(8) Days sales outstanding is calculated using the average of the month-end accounts receivable balances for the respective fiscal periods.

(9) Calculation excludes special charges described in footnote (3).

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should consider carefully the factors described in this section as well as the other information contained in this Prospectus.

COMPETITION

  The wholesale distribution of pharmaceuticals, health and beauty aids and other health care products is highly competitive. The Company competes with numerous national and regional distributors, some of which are larger and have substantially greater financial resources than the Company. In addition, the Company competes with numerous distributors, direct-selling manufacturers and other specialty distributors. Competitive factors include price, service and delivery, credit terms, breadth of product line, customer support and marketing programs. A price decrease by a competitor, or an increase in the other competitive factors, could have a material adverse effect on the Company. There can be no assurance that the Company will not encounter increased competition in the future that could adversely affect the Company's business. See "Business--Competition."

EXPANSION THROUGH ACQUISITIONS

  The Company intends to expand, in part, through selective acquisitions of wholesale pharmaceutical distributors. The Company continually evaluates strategic acquisition opportunities; however, the Company has no binding commitments, understandings or other arrangements to acquire any business or other material assets. There can be no assurance that the Company will be able to identify attractive acquisition candidates or complete the acquisition of any such candidate on terms favorable to the Company. Growth through acquisitions involves numerous risks, including difficulties in the integration of the operations, systems and personnel, including key management, of the acquired businesses and the diversion of management's attention from other business concerns. In the event that the Company acquires businesses whose employees are parties to collective bargaining agreements, the Company would be subject to risks inherent in such arrangements, including strikes or work stoppages. A substantial portion of the Company's capital resources could be used for acquisitions. The Company may require additional debt or equity financing for future acquisitions, which additional financing may not be available on terms favorable to the Company, if at all.

EXPANSION INTO NEW MARKETS

  The General Drug Acquisition provided the Company greater access to certain urban markets and different categories of customers than previously served. Expansion into these markets and service of these customers presents different challenges than the Company previously experienced in growing its net sales. Accordingly, there can be no assurance that the Company will be able to grow the operations acquired in the General Drug Acquisition at a similar rate to that achieved in its St. Joseph operations, if at all.

PHARMACEUTICAL WHOLESALE DISTRIBUTION INDUSTRY

  Like most wholesale distributors, the Company achieves small gross margins, making it vulnerable to increases in its fixed operating costs and decreases in its net sales, which could result from industry-wide price decreases, customer losses or governmental regulation such as imposed price ceilings. In addition, as a wholesale distributor, the Company is largely dependent on service and financial support provided by a small number of pharmaceutical manufacturers. A cessation or substantial decrease in the supply of products or financial support provided to the Company by one or more of these manufacturers could have a material adverse effect on the Company's operations and financial results.

  Although much of the Company's sales are delivered using internal transportation, a substantial portion of sales is delivered to customers using third-party shippers. In the event these third-party shippers were to become unavailable for any reason, the Company could experience a material adverse effect on its business operations and financial condition.

DEPENDENCE ON KEY PERSONNEL; EMPLOYEES

  The Company is dependent on its senior and regional management, the loss of certain of whom could have a material adverse effect on the Company. The Company maintains key personnel life insurance on Robert C. Farley in the amount $1.0 million. In addition, the Company has long-term employment agreements with its key executives that contain noncompetition clauses. There can be no assurance that, over time, the Company will be able to retain all of its senior and regional management. See "Management."

  The Company has collective bargaining agreements covering approximately 80 employees, which subject the Company to risks inherent in such arrangements, including strikes and work stoppages. See "Business--Employees."

CONCENTRATION ON INDEPENDENT PHARMACIES

  Approximately 57.7% of the Company's net sales in fiscal 1998 (49.6%, pro forma for the General Drug Acquisition) were to independent pharmacies. Due primarily to industry consolidation, increased competition and pricing pressures, the number of independent pharmacies in the United States has decreased from approximately 32,000 in 1990 to approximately 21,000 in 1997. Further reduction in the number of independent pharmacies in the Company's markets could have a material adverse effect on the Company's business and financial condition.

DEPENDENCE ON SYSTEMS

  The Company's success depends, in part, on the accuracy and proper utilization of its management information systems, as well as those of its vendors and customers. The Company's ability to manage its inventory and accounts receivable collection, to purchase, sell and ship on an efficient and timely basis and maintain a cost-efficient operation is dependent upon the quality and utilization of the information generated by its management information systems. The Company believes that its management information systems, coupled with planned enhancements, will be sufficient to sustain its present operations and its anticipated growth for the foreseeable future, although no assurance can be given to that effect. See "Business--Management Information Systems."

  The Company is in the process of modifying the software in its management information systems to be Year 2000 compliant. There can be no assurance that the Company will complete such modifications in a timely fashion. Failure of the Company, its vendors or its customers to have in place Year 2000 compliant systems could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

COVENANT RESTRICTIONS IN CREDIT FACILITY

  The Company's existing credit facility (the "Credit Facility") restricts the Company from paying dividends, could limit the ability of the Company to effect future debt or equity financings and may otherwise restrict corporate activities, including the ability to respond to competitive market conditions, to provide for capital expenditures beyond those permitted or to take advantage of acquisitions or other business opportunities. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

NONRECURRING AND OTHER CHARGES

  Upon closing of the Offering (expected to occur during the second quarter of fiscal 1999), the Company will incur an extraordinary charge of approximately $2.0 million (net of income taxes) related to prepayment of the Company's subordinated debt and to write-off the unamortized debt issuance costs in connection with the retirement of debt. In addition, earnings during fiscal 1999 will be reduced by interest charges on the subordinated debt until its repayment with the proceeds of this offering and by the higher interest charges on the Credit Facility until it can be reduced. See footnote (10) to Pro Forma Consolidated Statement of Income.

POTENTIAL VOLATILITY OF FUTURE QUARTERLY OPERATING RESULTS

  The Company's results of operations have in the past and will in the future fluctuate on a quarterly basis as a result of a number of factors, including the sale of seasonal items, such as during the cold and flu season, the timing and scope of new customer volumes, the timing and amounts of price adjustments, the timing and amount of other cost changes and the impact of interest rate changes. Fluctuations in quarterly operating results could have a disproportionate impact on the Company's results of operations for the full year and could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE

  The trading price of the Common Stock could be subject to wide fluctuations in response to announcements of increases in the cost of inventory, new products distributed by the Company or its competitors, acquisitions proposed by the Company or its competitors, variations in the Company's quarterly results of operations or changes in financial estimates by securities analysts and other events or factors. The stock market has experienced extreme price and volume fluctuations in recent years, often unrelated to the performance of the companies affected. Stock market volatility unrelated to the operating performance of the Company may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The shares held by management and the Company's Employee Stock Ownership Plan (the "ESOP") are subject to restrictions on any public sale or distribution of Common Stock for a period of 180 days beginning on the effective date of the Registration Statement. See "Shares Eligible for Future Sale."

CONCENTRATION OF OWNERSHIP

  Upon completion of the Offering, the ESOP and certain members of management of the Company will own beneficially an aggregate of approximately 56.0% of the Company's outstanding Common Stock. If the ESOP participants and the management shareholders were to vote all of their shares in a similar manner, they would effectively control the Company. In most circumstances, they would have sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other shareholders) the outcome of any corporate transaction or other matter submitted to the shareholders for approval, other than a merger, consolidation, or the sale of all or substantially all of the Company's assets, each of which, under Missouri law, requires the affirmative vote of holders of two-thirds of the outstanding stock. See "Principal and Selling Shareholders."

GOVERNMENT REGULATION

  The wholesale drug distribution industry is subject to regulation by federal, state and local governmental agencies. The distribution of controlled substances and prescription pharmaceuticals requires licenses and permits as well as the implementation of an oversight and compliance program mandated by the Prescription Drug Marketing Act of 1987. In general, regulations pertain to the purchase, safe storage and distribution of controlled substances and pharmaceuticals that are monitored through periodic site inspections conducted by the Food and Drug Administration (the "FDA") and the Drug Enforcement Agency (the "DEA"). Failure to comply with these requirements and regulations could have a material adverse effect on the Company by resulting in penalties such as fines, restrictions on operations or closures.

  Although the Company has implemented an extensive compliance program administered by its Chief Compliance Officer, there can be no assurance that the Company will be successful in complying with all applicable government regulations or that the Company will obtain and maintain all material licenses and permits applicable to the Company's business.

DILUTION

  Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the initial public offering price. The existing shareholders of the Company will experience an increase in net tangible book value per share as a result of the Offering. Assuming an offering price of $17.00 per share (the midpoint of the range of prices set forth on the cover of this Prospectus), the dilution in net tangible book value to purchasers of Common Stock in the Offering would be $13.58 per share to new investors purchasing shares of Common Stock in the Offering, and existing shareholders of the Company would experience an increase in net tangible book value of $6.14 per share as a result of the Offering. See "Dilution" and "Principal and Selling Shareholders."

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK

  Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied to list the Common Stock on Nasdaq, there can be no assurance that an active or liquid trading market in the Common Stock will develop upon completion of the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of the Company's Common Stock may be highly volatile depending on changes in general market and industry conditions. See "Underwriting."

CERTAIN ANTI-TAKEOVER EFFECTS

  The Company's Amended Articles of Incorporation and Amended and Restated Bylaws and Missouri statutes contain certain provisions that may discourage or render more difficult an unfriendly tender offer, proxy contest, merger or change in control of the Company, which could be in the best interests of the Company's shareholders. These provisions include the ability to issue "blank check" preferred stock, a classified board of directors and limitations on the manner of calling and the matters to be considered at a meeting of shareholders. See "Description of Capital Stock."

                                   DILUTION

  The net tangible book value of the Company at May 31, 1998, adjusted for the exercise of the Churchill Warrants, was approximately $(2.72) per share. Net tangible book value per share is determined by dividing the tangible net worth of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $17.00 per share and the application by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of May 31, 1998, would have been $3.42 per share. This represents an immediate increase in net tangible book value per share of $6.14 to existing shareholders and an immediate dilution of $13.58 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

      Assumed initial public offering price per share.............  $17.00
        Net tangible book value per share before the
         Offering.......................................... $(2.72)
        Increase in net tangible book value per share
         attributable to price paid by investors in the
         Offering..........................................   6.14
                                                            ------
      Pro forma net tangible book value per share after the
       Offering...................................................    3.42
                                                                    ------
      Dilution in net tangible book value per share to investors in the Offering............................................  $13.58
                                                                    ======

  The following table sets forth the difference between the existing shareholders and the purchasers of shares in this Offering with respect to the number of shares purchased from the Company, the total cash consideration paid to the Company for such shares and the average price per share paid (assuming an initial public offering price of $17.00 per share):

                                                                       AVERAGE
                                SHARES PURCHASED  TOTAL CONSIDERATION PRICE PER
                               ------------------ ------------------- SHARE PAID
                                 NUMBER   PERCENT   AMOUNT    PERCENT
      Existing
       shareholders(1)(2).....  7,079,270  66.9%  $   242,122    0.4%   $ 0.03
      New investors...........  3,500,000  33.1    59,500,000   99.6    $17.00
                               ---------- ------  -----------  -----
          Total............... 10,579,270 100.0%  $59,742,122  100.0%
                               ========== ======  ===========  =====

---------------------

(1) Sales by the Selling Shareholders in this Offering will reduce the number of shares held by existing shareholders of the Company to 5,829,270, or 55.1% of the total number of shares outstanding after this Offering, and will increase the number of shares held by new investors to 4,750,000 shares, or 44.9% of the total number of shares outstanding after this Offering. See "Principal and Selling Shareholders."

(2) Excludes 848,578 shares subject to options under the Company's Amended and Restated 1996 Equity Compensation Plan, all of which are immediately exercisable at a weighted average exercise price of $0.73 per share. See "Management--Executive Compensation--Equity Compensation Plan" and "Principal and Selling Shareholders."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock it is offering hereby (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $53.7 million (approximately $64.9 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $17.00 per share. The net proceeds will be used (i) to retire the $12.0 million outstanding principal amount of the senior subordinated note due Churchill, which has a maturity date of October 3, 2004 and bears interest at a rate of 12.0% per annum and (ii) reduce the amount outstanding under the Credit Facility (approximately $78.4 million as of May 31, 1998, with varying interest rates) by approximately $41.7 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a description of the Credit Facility.

                                DIVIDEND POLICY

  The timing, amount and form of dividends will be determined by the Company's Board of Directors and will depend on, among other things, the Company's results of operations, financial condition, cash and capital expenditure requirements, certain corporate and tax law requirements and other factors (including factors outside of the Company's control) deemed relevant by the Board of Directors. It is currently anticipated that earnings will be retained for use in the business and that no dividends will be paid in the foreseeable future. The Credit Facility prohibits the Company from paying any cash or stock dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of May 31, 1998, on an actual basis and as adjusted to give effect to the sale by the Company of 3,500,000 shares in the Offering at an assumed initial public offering price of $17.00 per share, less underwriters' discounts and commissions and estimated offering expenses, the retirement of the Company's treasury shares and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and notes thereto appearing elsewhere in this Prospectus.

                                                              MAY 31, 1998
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                             (IN THOUSANDS)
      Long-term debt:
        Revolving line of credit......................... $ 78,449   $ 36,764
        Term notes payable, including current portion....    2,705      2,705
        Subordinated note payable(1).....................    9,807        --
        Churchill Warrants(1)............................    2,569        --
                                                          --------   --------
          Total indebtedness.............................   93,530     39,469
                                                          --------   --------
      Shareholders' equity:
        Preferred stock, par value $0.01 per share,
         10,000,000 shares authorized, no shares issued
         and outstanding.................................      --         --
        Common stock, par value $0.01 per share,
         90,000,000 shares authorized, 10,200,000 shares
         issued, actual; 10,579,270 shares issued, as
         adjusted(2).....................................      102        106
        Additional paid-in capital.......................       98     55,257
        Retained earnings(1).............................    8,872      6,911
        Treasury stock, at cost 4,295,730 shares actual;
         none as adjusted................................   (1,133)    (1,133)
        Note receivable from ESOP........................     (380)      (380)
                                                          --------   --------
          Total shareholders' equity.....................    7,559     61,893
                                                          --------   --------
            Total capitalization......................... $101,089   $101,362
                                                          ========   ========

---------------------

(1) The subordinated note payable has a principal amount of $12.0 million but was recorded net of a discount of $2.6 million, which was the value allocated to the Churchill Warrants. Upon exercise of the Churchill Warrants, the $2.6 million allocated value will be reclassified into shareholders' equity. The subordinated note payable will be redeemed at its principal amount of $12.0 million. This redemption will result in an extraordinary charge of $2.0 million, net of taxes, which will reduce retained earnings accordingly.

(2) Excludes 848,578 shares subject to options under the Company's Amended and Restated 1996 Equity Compensation Plan, all of which are immediately exercisable at a weighted average exercise price of $0.73 per share. See "Management--Executive Compensation--Equity Compensation Plan" and "Principal and Selling Shareholders."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for each of the fiscal years in the four-year period ended February 28, 1998 are derived from the audited consolidated financial statements of the Company. The data for the twelve-month period ended February 28, 1994 is derived from the unaudited consolidated financial statements of the Company due to a change in the Company's fiscal year in 1994 from September 30 to February 28. The data for the three-month periods ended May 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended May 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending February 28, 1999. The fiscal 1998 information includes the results of operations of the General Drug Companies since their acquisition on October 3, 1997. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus.

                                                                                              THREE MONTHS
                                                FISCAL YEAR ENDED                                ENDED
                         ------------------------------------------------------------------ -----------------
                         FEBRUARY 28,   FEBRUARY 28, FEBRUARY 29, FEBRUARY 28, FEBRUARY 28, MAY 31,  MAY 31,
                           1994(1)          1995         1996         1997       1998(2)     1997      1998
                                     (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............   $75,812        $171,977     $224,163     $301,523     $544,090   $88,430  $206,866
 Cost of goods sold.....    71,910         164,226      213,481      286,784      516,667    84,502   196,920
                           -------        --------     --------     --------     --------   -------  --------
 Gross profit...........     3,902           7,751       10,682       14,739       27,423     3,928     9,946
 Operating expenses:....
   Selling, general and
    administrative......     4,138           7,868        7,975        9,986       15,879     2,513     6,013
   Depreciation and
    amortization........       111             155          221          279          923        82       431
   Special charges(3)...       --              --           --           --           --        --        817
                           -------        --------     --------     --------     --------   -------  --------
 Operating income
  (loss)................      (347)           (272)       2,486        4,474       10,621     1,333     2,685
 Other income
  (expense):
   Interest expense.....      (280)         (1,041)      (1,478)      (1,571)      (4,646)     (500)   (2,105)
   Other, net...........      (126)            (57)          41          126          289        41        65
                           -------        --------     --------     --------     --------   -------  --------
 Income (loss) before
  income taxes..........      (753)         (1,370)       1,049        3,029        6,264       874       645
 Income tax provision
  (benefit).............      (152)           (506)         415        1,099        2,267       332       251
                           -------        --------     --------     --------     --------   -------  --------
 Net income (loss)......   $  (601)       $   (864)    $    634     $  1,930     $  3,997   $   542  $    394
                           =======        ========     ========     ========     ========   =======  ========
 Net income (loss) per
  share(4):
   Basic................   $ (0.06)       $  (0.08)    $   0.07     $   0.29     $   0.67   $  0.09  $   0.07
                           =======        ========     ========     ========     ========   =======  ========
   Diluted..............   $ (0.06)       $  (0.08)    $   0.07     $   0.28     $   0.56   $  0.08  $   0.05
                           =======        ========     ========     ========     ========   =======  ========
 Shares used in
  computing net income
  (loss) per share(4):
   Basic................    10,200          10,200        9,500        6,700        5,963     5,991     5,904
                           =======        ========     ========     ========     ========   =======  ========
   Diluted..............    10,200          10,200        9,500        6,872        7,166     6,614     8,023
                           =======        ========     ========     ========     ========   =======  ========
OTHER OPERATING DATA:
 Sales growth...........      25.9%(5)       126.8%        30.3%        34.5%        80.4%     41.5%    133.9%
 Same-store sales
  growth(6).............      25.9%(5)       126.8%        30.3%        34.5%        28.2%     41.5%     29.0%
 EBITDA(7)..............   $  (362)       $   (174)    $  2,748     $  4,879     $ 11,833   $ 1,456  $  3,181
 Net cash provided by
  (used in) operating
  activities............       -- (1)       (2,642)          56       (6,997)      (5,905)    4,659     3,101
 Net cash used in
  investing activities..       -- (1)       (1,354)        (144)        (952)     (29,715)      (38)     (600)
 Net cash provided by
  (used in) financing
  activities............       -- (1)        3,968          182        7,863       35,645    (4,636)   (2,543)
 Days sales
  outstanding(8)........      26.3            19.5         17.8         17.2         20.8      15.9      23.8
 Gross profit margin....       5.1%            4.5%         4.8%         4.9%         5.0%      4.4%      4.8%
 Operating expenses as
  a percentage of net
  sales.................       5.6%            4.7%         3.7%         3.4%         3.0%      2.9%      3.1%(9)
 Operating income
  (loss) margin.........      (0.5)%          (0.2)%        1.1%         1.5%         2.0%      1.5%      1.7%(9)
BALANCE SHEET DATA:
 Current assets.........   $16,478        $ 25,108     $ 32,255     $ 46,811     $133,995   $41,350  $136,768
 Working capital........     2,663          10,304       11,696       20,811       67,906    16,749    65,787
 Total assets...........    17,525          27,774       34,910       50,222      168,702    44,794   171,625
 Total indebtedness.....     7,823          11,792       12,135       20,744       95,929    16,494    93,530
 Shareholders' equity...     1,985           1,266        1,884        3,167        7,129     3,745     7,559

---------------------

(1) In 1994, the Company changed its fiscal year end from September 30 to February 28. This information represents the Statement of Operations Data and Other Operating Data for the twelve month period ended February 28, 1994 developed from the Company's internal unaudited financial statements. In addition, prior to fiscal 1995, the Company valued its inventory using the LIFO method. The 1994 Statement of Operations Data, Other Operating Data and Balance Sheet Data have been restated to report the results of operations as if inventory was determined using the FIFO method. The 1994 supplemental cash flow data omitted from Other Operating Data is not available due to the change in the fiscal year.
(2) Includes five months of operating results of the General Drug Companies following their acquisition by the Company on October 3, 1997.

(3) Reflects a $592 severance payment to a former officer and a $225 loss on the sale of the tobacco and candy business of the General Drug Companies.

(4) See Notes 1 and 11 of notes to the consolidated financial statements of the Company for information concerning the calculation of net income
    (loss) per share.

(5) Represents sales and same-store sales growth for twelve month period ended February 28, 1994 as compared to the twelve month period ended September 30, 1993.

(6) Reflects growth of net sales from distribution facilities that have been operated by the Company for the full year in each comparable period.

(7) EBITDA represents income before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a measure commonly used in the pharmaceutical wholesale distribution industry by financial analysts, investors and other interested parties for measuring and comparing financial information such as liquidity, operating performance and leverage. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA amounts shown for the Company may not be comparable to similarly titled measures reported for other companies as such calculations may not be made on the same basis.

(8) Days sales outstanding is calculated using the average of the month-end accounts receivable balances for the respective fiscal periods.

(9) Calculation excludes special charges described in footnote (3).

                  PRO FORMA CONSOLIDATED STATEMENT OF INCOME

  The following unaudited pro forma consolidated statement of income gives effect to the General Drug Acquisition, the exercise of the Churchill Warrants and the Offering, including the application of the net proceeds therefrom, as though they occurred on March 1, 1997. This pro forma information has been prepared utilizing the audited consolidated financial statements of the Company for the fiscal year ended February 28, 1998, the unaudited consolidated financial statements of the General Drug Companies for the seven months ended September 30, 1997 and the assumptions and adjustments described in the accompanying notes. The General Drug Acquisition was accounted for using the purchase method of accounting. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto that appear elsewhere herein. The pro forma financial data is provided for comparative purposes only and is not necessarily indicative of the results which would have occurred had the General Drug Acquisition, the exercise of the Churchill Warrants and the Offering been consummated on March 1, 1997, nor is it necessarily indicative of future results.

                                              YEAR ENDED FEBRUARY 28, 1998
                          --------------------------------------------------------------------------
                          C.D. SMITH
                             DRUG    GENERAL DRUG ACQUISITION               OFFERING      PRO FORMA
                          COMPANY(1) COMPANIES(2) ADJUSTMENTS   PRO FORMA  ADJUSTMENTS   AS ADJUSTED
                                (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $544,090    $218,169     $   --      $762,259     $  --        $762,259
Cost of goods sold......    516,668     205,663         --       722,331        --         722,331
                           --------    --------     -------     --------     ------       --------
 Gross profit...........     27,422      12,506         --        39,928        --          39,928
Operating expenses:
 Selling, general and
  administrative........     15,878       6,970         --        22,848        --          22,848
 Depreciation and
  amortization..........        923         509         299 (3)    1,731        --           1,731
 Covenants not to
  compete...............        --        2,047      (2,047)(4)      --         --             --
 Employment agreements..        --        3,340      (3,340)(5)      --         --             --
 Management fees........        --          545        (545)(6)      --         --             --
                           --------    --------     -------     --------     ------       --------
Operating income (loss).     10,621        (905)      5,633       15,349        --          15,349
Other income (expense)..
 Interest expense on
  credit facilities.....     (3,834)     (2,026)       (903)(7)   (6,763)     3,893(10)     (2,870)
 Interest expense on
  subordinated debt.....       (812)        --       (1,181)(8)   (1,993)     1,993(10)        --
 Other income (expense).        289         (41)        --           248        --             248
                           --------    --------     -------     --------     ------       --------
                             (4,357)     (2,067)     (2,084)      (8,508)     5,886         (2,622)
                           --------    --------     -------     --------     ------       --------
Income (loss) before
 income taxes...........      6,264      (2,972)      3,549        6,841      5,886         12,727
Income tax provision
 (benefit)..............      2,267      (1,103)      1,285 (9)    2,449      2,130(11)      4,579
                           --------    --------     -------     --------     ------       --------
Net income (loss).......   $  3,997    $ (1,869)    $ 2,264     $  4,392     $3,756       $  8,148
                           ========    ========     =======     ========     ======       ========
Net income per share:
 Basic..................   $   0.67                             $   0.74                  $   0.77
                           ========                             ========                  ========
 Diluted................   $   0.56                             $   0.61                  $   0.72
                           ========                             ========                  ========
Shares used in computing
 net income per share:
 Basic..................      5,963                                5,963                    10,638
                           ========                             ========                  ========
 Diluted................      7,166                                7,166                    11,256
                           ========                             ========                  ========

---------------------
(1) Represents the Company's consolidated results of operations for the fiscal year ended February 28, 1998, including the General Drug Companies' consolidated results of operations following their acquisition by the Company on the Acquisition Date.
(2) Represents the General Drug Companies' consolidated results of operations (unaudited) from March 1, 1997 through the Acquisition Date.

(3) Represents amortization on $25,567 of goodwill over a forty year useful life resulting from the General Drug Acquisition for the period March 1, 1997 through the Acquisition Date, net of the elimination of amortization expense related to goodwill and other intangibles of the General Drug Companies amounting to $74.
(4) Represents payments under certain non-compete agreements entered into by the former owners of the General Drug Companies which were contractually paid and expensed by the Company in their entirety on the Acquisition Date.
(5) Represents non-recurring payments by the Company which were contractually required as a result of the General Drug Acquisition under certain employment agreements entered into by the former owners of the General Drug Companies. The employment agreements were eliminated upon acquisition by the Company.
(6) Represents management fees paid by the General Drug Companies to a party related to its former owner for no specifically identifiable service and for which no continuing services are necessary.

(7) Represents $738 of incremental interest and $216 of debt issuance cost amortization on the financing for the General Drug Acquisition of $16,000 at 7.9%, less $51 of debt issuance cost amortization on previous debt of the General Drug Companies which is eliminated as if the General Drug Acquisition occurred on March 1, 1997.

(8) Represents interest at 12.0% and amortization of the discount of $325 on the $12,000 subordinated note for the period March 1, 1997 to the Acquisition Date related to the subordinated debt issued by the Company to finance the General Drug Acquisition.
(9) Represents the tax effect of the pro forma acquisition adjustments above using the Company's effective rate for fiscal 1998 of 36.2%, which approximates the rate at which the income associated with the pro forma acquisition adjustments would be taxed.

(10) Represents the reduced interest expense and elimination of the discount on the subordinated note and debt issuance cost amortization expense resulting from the use of net proceeds from the Offering to reduce outstanding long-term indebtedness as of March 1, 1997. Excludes the effect of an extraordinary loss of $1,961, net of taxes, on debt extinguishment that will result from the repayment of the subordinated note payable with the proceeds from the Offering. At the time of the purchase of the subordinated note payable, $2,569 of the proceeds were allocated to common stock put warrants. Upon exercise of the Churchill Warrant, this amount will be reclassified to shareholders' equity. The Company will use $12,000 of the proceeds of the Offering to retire the subordinated note payable of $9,807 at May 31, 1998. The difference between the amount paid and the net carrying amount plus unamortized debt issuance costs of $881 less income taxes at 36.2%, represents the extraordinary loss.
(11) Represents the tax effect of the Offering adjustments described in Note 10 above, using the Company's effective rate for fiscal 1998 of 36.2%, which approximates the rate at which the income associated with the Offering adjustments would be taxed.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" as well as the consolidated financial statements of the Company and notes thereto contained elsewhere in this Prospectus.

GENERAL

  Founded in 1886, C.D. Smith was family-owned and operated until being acquired by its management and employees in 1991. Since that time, the Company has grown from a small pharmaceutical distributor serving rural customers into a full-line, full-service regional wholesale distributor with a major presence in both rural and urban markets within its core territories. For the twelve month period ended February 28, 1994 through fiscal 1998, net sales grew from approximately $75.8 million to approximately $386.7 million (excluding the impact of the General Drug Acquisition), representing a compound annual growth rate of approximately 50.3%. Over this time, gross margins have remained in the range of 4.5% to 5.1%, while the operating leverage created by this expanded sales base has enabled the Company to reduce operating expenses as a percentage of net sales from 5.6% in 1994 to 3.0% in fiscal 1998.

  In October 1997, the Company acquired the General Drug Companies for $28.0 million in cash and refinanced an additional $39.5 million of existing debt of the General Drug Companies. The General Drug Companies are wholesale distributors with operations in the greater Chicago and Boston markets, with net sales for the twelve months ended February 28, 1998 of approximately $375.6 million. The Company is in the process of integrating the operations of the General Drug Companies, including eliminating duplicative functions and integrating management information systems, adding additional sales personnel and second operating shifts at the distribution facilities and evaluating the profitability of and demand for certain product lines. In May 1998, the Company sold the tobacco and candy business of the General Drug Companies for $1.9 million, resulting in a loss of $0.2 million. This business accounted for approximately $25.2 million of pro forma net sales for the twelve months ended February 28, 1998 and did not contribute significantly to operating income for that period.

  The Company derives its net sales from the sale of branded pharmaceuticals (approximately 84.0% in fiscal 1998), generic pharmaceuticals (approximately 9.0% in fiscal 1998), over-the-counter products and health and beauty aids (approximately 3.5% in fiscal 1998) and sundries and miscellaneous items (approximately 3.5% in fiscal 1998). Net sales constitute revenues less returns and allowances.

  Inventories for the C.D. Smith St. Joseph facility are accounted for at the lower of cost or market, calculated under the FIFO method. Inventories for the Chicago and Boston facilities are accounted for at the lower of cost or market, calculated under the LIFO method.

RESULTS OF OPERATIONS

  The following table presents certain items from the statements of income of the Company, on a consolidated basis, as a percentage of net sales:

                                      FISCAL YEAR ENDED            THREE MONTHS ENDED
                            -------------------------------------- ---------------------
                            FEBRUARY 29, FEBRUARY 28, FEBRUARY 28,  MAY 31,     MAY 31,
                                1996         1997         1998       1997        1998
   Net sales...............    100.0%       100.0%       100.0%         100.0%      100.0%
   Cost of goods sold......     95.2         95.1         95.0           95.6        95.2
                               -----        -----        -----      ---------   ---------
   Gross profit............      4.8          4.9          5.0            4.4         4.8
   Operating expenses:
     Selling, general and
      administrative.......      3.6          3.3          2.9            2.8         2.9
     Depreciation and
      amortization.........      0.1          0.1          0.1            0.1         0.2
     Special charges.......      --           --           --             --          0.4
                               -----        -----        -----      ---------   ---------
   Operating income........      1.1          1.5          2.0            1.5         1.3
   Other income (expense):
     Interest expense......     (0.7)        (0.5)        (0.9)          (0.6)       (1.0)
     Other.................      0.1          --           --             0.1         --
                               -----        -----        -----      ---------   ---------
   Income before income
    taxes..................      0.5          1.0          1.1            1.0         0.3
   Provision for income
    taxes..................      0.2          0.4          0.4            0.4         0.1
                               -----        -----        -----      ---------   ---------
   Net income..............      0.3%         0.6%         0.7%           0.6%        0.2%
                               =====        =====        =====      =========   =========

 THREE MONTHS ENDED MAY 31, 1998 COMPARED TO THREE MONTHS ENDED MAY 31, 1997

  Net sales for the three months ended May 31, 1998 were $206.9 million, an increase of 133.9% from $88.4 million for the three months ended May 31, 1997. Fiscal 1999 first quarter net sales included operations of the General Drug Companies, which contributed $92.8 million of net sales and represented approximately 104.9% of the fiscal 1999 first quarter net sales growth. Excluding the impact of the General Drug Acquisition, net sales increased 29.0% to $114.0 million in the fiscal 1999 first quarter from $88.4 million in the fiscal 1998 first quarter. This growth is attributable to continued market share gains in independent pharmacy customers, increased penetration of chain store and healthcare institution markets and the addition of a new mail order pharmacy account.

  Gross profit for the fiscal 1999 first quarter was $9.9 million, an increase of 153.2% from $3.9 million for the fiscal 1998 first quarter, primarily resulting from the increase in net sales. Gross profit as a percentage of net sales increased in the fiscal 1999 first quarter to 4.8% compared to 4.4% in the fiscal 1998 first quarter due to an increase in the amount of discounts and rebates received, which vary with the timing and volume of inventory purchases.

  Selling, general and administrative expense for the fiscal 1999 first quarter was $6.0 million, an increase of 139.3% from $2.5 million for the fiscal 1998 first quarter, principally due to the operating expenses associated with the General Drug Acquisition. Selling, general and administrative expense as a percentage of net sales increased to 2.9% for the fiscal 1999 first quarter compared to 2.8% of net sales for the fiscal 1998 first quarter. The slight increase in selling, general and administrative expense for the fiscal 1999 first quarter reflects the Company's investment in an expanded sales and customer support staff at the General Drug Companies, offset by cost synergies achieved to date from the General Drug Acquisition.

  Depreciation and amortization expense increased in the fiscal 1999 first quarter to $0.4 million from $0.1 million in the fiscal 1998 first quarter. Depreciation expense increased to $0.3 million from $0.1 million reflecting depreciation related to the General Drug Acquisition. Amortization expense of $0.1 million in the fiscal 1999 first quarter reflects the amortization of goodwill related to the General Drug Acquisition.

  Special charges in the fiscal 1999 first quarter were $0.8 million, resulting from a $0.6 million severance payment to a former officer and a $0.2 million loss on the sale of the tobacco and candy business of the General Drug Companies.

  Operating income for the fiscal 1999 first quarter was $2.7 million, an increase of 101.4% from $1.3 million for the fiscal 1998 first quarter. Excluding the special charges, operating income was $3.5 million for the fiscal 1999 first quarter representing a 162.7% increase from the fiscal 1998 first quarter. Operating income as a percentage of net sales was 1.3% for the fiscal 1999 first quarter and 1.7% of net sales excluding the special charges, compared to 1.5% of net sales for the fiscal 1998 first quarter.

  Interest expense increased to $2.1 million for the fiscal 1999 first quarter from $0.5 million for the fiscal 1998 first quarter due to increased borrowing under the Credit Facility and interest on the subordinated note related to the General Drug Acquisition financing.

  Income tax expense amounted to $0.3 million for the fiscal 1999 first quarter, reflecting an effective tax rate of 39.0% compared to $0.3 million and an effective tax rate of 38.0% in the fiscal 1998 first quarter. The higher effective rate in fiscal 1999 first quarter is attributable to the effects of the non-deductibility for tax purposes of goodwill amortization resulting from the General Drug Acquisition.

 FISCAL YEAR ENDED FEBRUARY 28, 1998 COMPARED TO FISCAL YEAR ENDED FEBRUARY 28, 1997

  Net sales for fiscal 1998 were $544.1 million, an increase of 80.4% from $301.5 million for fiscal 1997. Fiscal 1998 net sales included five months of operations of the General Drug Companies, which contributed $157.4 million, representing approximately 52.2% of the 80.4% fiscal 1998 net sales growth. Net sales excluding the impact of General Drug Acquisition increased 28.2% to $386.7 million in fiscal 1998 from $301.5 million in fiscal 1997. This growth is attributable to market share gains in independent pharmacy customers, increased penetration of the chain store and healthcare institution markets and the addition of several new regional chain store customers.

  Gross profit for fiscal 1998 was $27.4 million, an increase of 86.1% from $14.7 million for fiscal 1997, primarily resulting from the increase in net sales. Gross profit as a percentage of net sales increased in fiscal 1998 to 5.0% compared to 4.9% in fiscal 1997 due to the positive impact of the slightly higher gross margin sales of the General Drug Companies.

  Selling, general and administrative expense for fiscal 1998 was $15.9 million, an increase of 59.0% from $10.0 million for fiscal 1997, principally due to the operating expenses associated with the General Drug Acquisition. Selling, general and administrative expense as a percentage of net sales decreased to 2.9% for fiscal 1998 compared to 3.3% in fiscal 1997, reflecting synergies achieved to date from the General Drug Acquisition.

  Depreciation and amortization expense increased in fiscal 1998 to $0.9 million from $0.3 million in fiscal 1997. Depreciation expense increased to $0.6 million from $0.3 million, reflecting five months of depreciation related to the General Drug Acquisition. Amortization expense of $0.3 million in fiscal 1998 reflects the amortization of goodwill related to the General Drug Acquisition.

  Operating income for fiscal 1998 was $10.6 million, an increase of 137.4% from $4.5 million for fiscal 1997. Operating income as a percentage of net sales increased to 2.0% in fiscal 1998 compared to 1.5% in fiscal 1997 due to the increase in gross margin and the 0.3% decrease in operating expenses as a percentage of net sales.

  Interest expense increased to $4.6 million for fiscal 1998 from $1.6 million for fiscal 1997 due to increased borrowing under the Credit Facility and interest on the subordinated note related to the General Drug Acquisition financing.

  Income tax expense increased to $2.3 million for fiscal 1998, reflecting an effective tax rate of 36.2% compared to $1.1 million and an effective tax rate of 36.3% in fiscal 1997. The Company's St. Joseph facility is located in a tax enterprise zone where certain state and local tax abatement provisions have reduced the effective tax rate.

 FISCAL YEAR ENDED FEBRUARY 28, 1997 COMPARED TO FISCAL YEAR ENDED FEBRUARY 29, 1996

  Net sales for fiscal 1997 were $301.5 million, an increase of 34.5% from $224.2 million for fiscal 1996. Net sales growth was attributable to continued customer expansion due to the hiring of additional sales representatives, increased penetration of the healthcare institution market and the addition of several chain store customers.

  Gross profit for fiscal 1997 was $14.7 million, an increase of 38.0% from $10.7 million for fiscal 1996, principally resulting from the increase in net sales. Gross profit as a percentage of net sales increased in fiscal 1997 to 4.9% compared to 4.8% in fiscal 1996.

  Selling, general and administrative expense for fiscal 1997 was $10.0 million, an increase of 25.2% from $8.0 million for fiscal 1996, principally due to increased administrative expenses of $1.4 million in fiscal 1997. Selling, general and administrative expense as a percentage of net sales decreased to 3.3% for fiscal 1997 compared to 3.6% in fiscal 1996, principally due to economies of scale associated with net sales increases.

  Depreciation and amortization expense increased to $0.3 million in fiscal 1997 from $0.2 million in fiscal 1996.

  Operating income for fiscal 1997 was $4.5 million, an increase of 80.0% from $2.5 million for fiscal 1996. Operating income as a percentage of net sales increased to 1.5% in fiscal 1997 compared to 1.1% in fiscal 1996 due to the 0.1% increase in gross margin and the 0.3% decrease in operating expenses as a percentage of net sales.

  Interest expense increased to $1.6 million for fiscal 1997 from $1.5 million for fiscal 1996 due to increased borrowing on the Company's line of credit to finance inventory increases necessitated by the increase in net sales.

  Income tax expense increased to $1.1 million for fiscal 1997, reflecting an effective tax rate of 36.3% compared to $0.4 million, and an effective tax rate of 39.6%, in fiscal 1996. The lower effective tax rate in fiscal 1997 is attributable to the effects of enterprise zone tax credits obtained and utilized by the Company in that year.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically met its working capital requirements through a combination of internally generated funds, borrowings under a revolving credit facility and trade credit. The Company actively monitors its accounts receivable and inventory levels to reduce credit risk and optimize working capital management. The following table illustrates certain key ratios the Company uses to assess its working capital management:

                                      FISCAL YEAR ENDED            THREE MONTHS ENDED
                            -------------------------------------- ---------------------
                            FEBRUARY 29, FEBRUARY 28, FEBRUARY 28,  MAY 31,     MAY 31,
                                1996         1997       1998(1)      1997        1998
   Days Sales
    Outstanding(2).........     17.8         17.2         20.8           15.9        23.8
   Inventory Turns.........     12.2         11.2          9.9           12.1        10.3
   Current Ratio...........      1.6          1.8          2.0            1.7         1.9

---------------------
(1) Reflects the consolidated operations of the Company. Excluding the impact of the General Drug Acquisition, fiscal 1998 days sales outstanding and inventory turns were 16.7 and 11.3, respectively.
(2) Days sales outstanding is calculated using the average of the month-end accounts receivable balances for the respective fiscal periods.

  Working capital at May 31, 1998 was $65.8 million, a decrease of $2.1 million from working capital of $67.9 million at February 28, 1998. The decrease in working capital reflects normal fluctuations related to the timing of inventory receipts, vendor payments and customer accounts receivable collections.

  Working capital at February 28, 1998 was $67.9 million, an increase of $47.1 million from working capital of $20.8 million on February 28, 1997. This increase was due primarily to the acquisition of the General Drug Companies (which had working capital of $33.1 million at the date of acquisition), as well as increased inventory and receivables attributable to the growth in C.D. Smith's business during the year. Management believes that it will be able to bring its consolidated working capital utilization more in line with its historical levels upon fully integrating the General Drug Companies. From fiscal 1996 to fiscal 1997, working capital increased by $9.1 million due primarily to increased net sales volumes.

  Other than periodic investments in distribution facilities, the Company has had relatively low capital expenditure requirements. The Company had $0.7 million of capital expenditures for the three months ended May 31, 1998 primarily for the Company's Year 2000 compliance program and facilities improvement, compared to $0.1 million for the three months ended May 31, 1997. The Company had $0.8 million and $1.1 million of capital expenditures in fiscal 1998 and fiscal 1997, respectively, primarily for distribution equipment and technology. Historically, C.D. Smith has invested in technology-related assets financed primarily by operating leases. The Company anticipates expending approximately $1.3 million within the next year for the construction of new corporate headquarters in St. Joseph.

  In fiscal 1998, the Company acquired the equity interests of the General Drug Companies for $28.0 million, which was financed through borrowing under its Credit Facility of $16.0 million and the issuance of a subordinated note for $12.0 million. In addition, the Company refinanced approximately $39.5 million of indebtedness of the General Drug Companies through its Credit Facility.

  The Credit Facility consists of a revolving line of credit and various term notes which expire or mature in October 2000 and is secured by substantially all of the assets of the Company. The revolving line of credit has a maximum availability of $90.0 million based on eligible inventory and accounts receivable. As of May 31, 1998, approximately $78.4 million was outstanding on the revolving line of credit, excluding the net effects of bank overdraft (checks issued but not presented at the bank) and unapplied lockbox receipts totaling $13.7 million. The Company will use approximately $41.7 million of the net proceeds from this Offering to reduce outstanding borrowings under its Credit Facility. The revolving portion of the Credit Facility carries an interest rate at the bank's prime rate or LIBOR plus 175 basis points. Principal on the term notes, approximately $2.7 million at May 31, 1998, is payable monthly based on an amortized term of seven to fifteen years plus interest ranging from 50 basis points below prime to the bank's prime rate. The Credit Facility contains certain financial covenants and other covenants which restrict the Company's ability to pay dividends and take certain extraordinary actions. The Company believes it is currently in compliance with all covenants.

  The $12.0 million subordinated note issued in conjunction with the General Drug Acquisition bears interest at 12.0%, matures on October 3, 2004 and has detachable warrants with a nominal exercise price to acquire 1,080,078 shares of Common Stock. The estimated fair value of the warrants at the time of issuance was $2.6 million, and it was recorded as a discount on the subordinated note, resulting in an effective interest rate of 17.9% on the subordinated note. The Company will use $12.0 million of the net proceeds of the Offering to repay the subordinated note.

  The Company believes that it has adequate capital resources at its disposal to meet currently anticipated capital expenditures, routine business growth and current projected debt service requirements.

YEAR 2000 COMPLIANCE

  The Company, its vendors and customers use software and related technologies throughout their businesses that will be affected by the Year 2000 problem, which is common to most businesses, and concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information as the year 2000 approaches. This inability could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  Management has developed a plan to modify the Company's management information systems to properly recognize the Year 2000 and believes that, with modifications to existing software and conversions to new software, the Year 2000 issue can be mitigated. The Company will use both internal and external resources to test and reprogram or replace the software for Year 2000 modifications. Management currently expects the project to be substantially complete by late 1998 and that the cost of the Year 2000 initiative, including both costs for modification of existing software and for the conversions to new software, will not be material to the Company's results of operations or financial position. Furthermore, this project is not expected to have a significant effect on operations.

  The Company will initiate formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. However, there can be no assurance that the systems of other companies will be timely converted.

  The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

RECENTLY ISSUED PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which encourages (but does not require) companies to adopt a fair value based method of accounting for stock-based compensation plans, in place of the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). If the fair value based method of accounting is not adopted, SFAS 123 requires companies to disclose pro forma calculations in the notes to their financial statements of net income and net income per share as if the fair value based method of accounting had been applied. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("SFAS 128"), which requires the presentation of earnings per share by all companies that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange or in the over-the-counter market. This statement supersedes APB Opinion No. 15, "Earnings per Share." The earnings per share amounts for all prior years have been presented as required by SFAS 128.

  Other recent pronouncements of the FASB, which are not required to be adopted until 1998, include SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any material other comprehensive income as defined by SFAS 130 at May 31, 1998.

  SFAS 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and establishes new standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has not yet determined the effects, if any, the adoption will have on required disclosures within the Company's financial statements. However, SFAS 131 disclosures are required in the Company's financial statements for the three months ended May 31, 1998.

                                   BUSINESS

OVERVIEW

  C.D. Smith is a leading regional full-line, full-service wholesale distributor of pharmaceuticals and related products. The Company distributes over 25,000 SKUs to more than 3,000 customers located predominantly in the midwestern United States and New England. The Company believes that it is the primary supplier to a majority of its customers, which include independent pharmacies, health care institutions and regional and national chain pharmacies. According to the 1998 Drug Store Market Guide, the Company is the second largest pharmaceutical wholesale distributor in metropolitan Kansas City and Boston and the third largest in Chicago. For fiscal 1998, the Company's pro forma net sales and operating income were $762.3 million and $13.9 million, respectively.

  Since being acquired by its management and employees in 1991, C.D. Smith has grown from a small pharmaceutical distributor serving rural customers into a full-line, full-service regional wholesale distributor with a major presence in both rural and urban markets within its core territories. From 1994 through fiscal 1998, the Company's net sales grew internally (excluding the effect of acquisitions) at a compound annual rate of approximately 50.3%. The Company has achieved this growth principally by gaining new customers within its territories, converting customer relationships from secondary to primary supplier status and expanding its service territories.

  The Company attributes its success since 1991 primarily to the implementation of a comprehensive program aimed at meeting the specific needs of its customers. As a part of this program, the Company significantly expanded its sales and customer service staff. At May 31, 1998, C.D. Smith employed 37 direct sales representatives with an average of 28 years of industry experience who are supported by 25 telemarketers and customer service professionals. The Company added multiple operating shifts to extend the hours for customer order placement and to expand the territories in which it can offer reliable next-day delivery. The Company also broadened its product offerings and upgraded its customer ordering and information systems to enhance its ability to serve as a primary supply source. In 1994, the Company built a state-of-the-art distribution facility to accommodate its growth and has achieved key measures of efficiency that significantly exceed industry averages. The Company believes that providing exceptional customer service distinguishes C.D. Smith from other wholesale distributors and is key to its continued growth.

  In October 1997, the Company acquired General Drug Company, a full-service wholesale distributor with operations in the greater Chicago and Boston markets. As part of the General Drug Acquisition, the Company also acquired SBS, a pharmaceuticals repackaging and distribution business. C.D. Smith is currently integrating the operations of the General Drug Companies, and believes it will realize substantial synergies by increasing the efficiency of the acquired distribution facilities, obtaining greater volume purchasing discounts and eliminating duplicative overhead functions. In addition, the Company is implementing its program of enhanced customer service in Chicago and Boston, which it believes will accelerate sales growth in those markets. In Chicago, the Company doubled the size of its sales force and added a second operating shift to accommodate late-day orders, commence Saturday deliveries and increase the territories served by the facility. In Boston, the Company has divested the marginally profitable tobacco and candy business, which has provided significant additional warehouse capacity for pharmaceuticals and related products. The Company also intends to expand the sales force and add a second operating shift in Boston.

OPERATING STRATEGY

  The Company's objective is to build on its position as a leading regional wholesale distributor to become a national pharmaceutical services company. The principal elements of the Company's strategy are as follows:

    Provide High Levels of Customer Service. C.D. Smith believes that its customer service focus is a significant competitive advantage, especially with independent pharmacy customers who may not receive personalized service from national wholesale distributors. C.D. Smith's experienced direct sales force makes regular personal visits to current and prospective customers and is supported by a knowledgeable in-house customer service staff. The Company operates its distribution facilities to meet its customers' requirements for accurate same-day or next-day delivery. The Company believes that its commitment to customer service has enabled it to achieve primary supplier status with many of its customers, resulting in significant net sales growth.

    Increase Sales from Existing Facilities. C.D. Smith intends to leverage its existing infrastructure and expertise to increase sales from each of its distribution facilities. Prior to their acquisition by the Company, each of the Chicago and Boston facilities operated a single shift, served customers within a small geographic area and carried a more limited inventory, which typically positioned them as secondary suppliers. The Company believes that adding a second operating shift and developing a customer-oriented sales force will enable both of these facilities to increase net sales by achieving primary supply relationships with customers in significantly expanded service territories. Similarly, C.D. Smith believes it can apply the General Drug Companies' greater experience with managed care and other institutional customers to increase net sales in its midwestern region.

    Continue Selective Acquisitions. The Company believes that it is well-positioned to make selective acquisitions to expand into new territories and to further penetrate current market territories. Through its participation in national industry groups and OptiSourceSM, a Company-operated generic pharmaceutical buying group that includes 16 other regional wholesale distributors, C.D. Smith maintains significant contact with numerous regional and local distributors and has identified several attractive acquisition candidates.

    Offer Broad Line of Products and Services. C.D. Smith provides its customers a broad line of over 25,000 SKUs of branded and generic pharmaceuticals, over-the-counter health care products and health and beauty aids from more than 1,000 vendors. The Company believes its products and services enable it to be the primary supplier to the majority of its customers and to further leverage its regional presence by meeting the secondary supply needs of many significant customers. Through OptiSource, the Company obtains lower wholesale prices through volume purchasing and maintains a major presence in the distribution of the rapidly growing generic pharmaceutical product category. Through SBS, the Company buys approximately 140 pharmaceuticals in bulk and repackages them into quantities requested by selected wholesalers. The Company is also developing its own private label program designed to help independent pharmacies compete more aggressively with regional and national chain pharmacies by providing store identification, promotional and advertising programs and a private label brand of over-the-counter pharmaceuticals and health and beauty aids.

    Expand Pharmaceutical Services. The Company intends to offer pharmaceutical services beyond its current product and service offerings. The Company believes that it can leverage its expertise in the pharmaceutical industry and its large, concentrated customer base to offer additional pharmacy-related services, such as pharmacy benefits management, managed care pharmaceutical formulary management and health care institution unit of use packaging. The Company intends to expand its service offerings through internal development and selective acquisitions.

  The Company believes that its operating strategy can be implemented without significant additional capital investment (other than possible acquisitions) and without incurring significant additional operating costs that would not be offset by anticipated revenue growth.

INDUSTRY OVERVIEW

  Industry Growth. Wholesale drug distributors are the most important distribution channel for pharmaceutical manufacturers, handling approximately 80.0% of the $83.4 billion of prescription drug sales for the twelve months ended June 1997. Wholesale pharmaceutical distribution industry sales increased from $2.4 billion in 1970 to $30.2 billion in 1990 and reached approximately $74.6 billion in 1997, representing a compound annual growth rate of approximately 13.5%. The principal factors contributing to this growth are (i) the aging of the population, (ii) introduction of new pharmaceuticals,
(iii) increased emphasis on effective drug therapies as a part of cost containment efforts, (iv) increased utilization by pharmaceutical manufacturers of wholesale distributors and (v) rising pharmaceutical costs.

  Aging of Population. The number of individuals over 65 in the United States has grown 68.2% from 20.1 million in 1970 to 33.8 million in 1996. This age group, which is projected to grow to 39.6 million individuals by 2010, spends approximately 3.7 times as much per capita on pharmaceuticals and medical supplies as the rest of the population.

  Introduction of New Pharmaceuticals. The introduction of new pharmaceutical compounds has led to consistent growth in their utilization and corresponding increases in the sales volumes handled by wholesale distributors. As new pharmaceutical compounds are approved by the FDA and introduced into the market, this trend is expected to continue.

  Cost Containment Efforts. In response to rising health care costs, governmental and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate health care costs, the Company believes that drug therapy has had a beneficial impact on overall health care costs by reducing expensive surgeries and prolonged hospital stays. Pharmaceuticals currently account for approximately 8.0% of overall health care costs, and manufacturers' emphasis on research and development is expected to continue the introduction of cost effective drug therapies.

  Increased Utilization of Wholesale Distributors. Over the past decade, manufacturers of pharmaceuticals have significantly increased the distribution of their products through wholesalers as the cost and complexity of maintaining inventories and arranging for delivery of pharmaceutical products has risen. Drug wholesalers offer their customers and suppliers more efficient distribution and inventory management. As a result, from 1980 to 1997, the percentage of total pharmaceutical sales through wholesale distributors increased from approximately 57.0% to approximately 80.0%.

  Rising Pharmaceutical Costs. The Company believes that price increases by pharmaceutical manufacturers will equal or exceed the overall Consumer Price Index. The Company believes that this increase will be due in large part to relatively inelastic demand in the face of higher prices charged for patented drugs as manufacturers have attempted to recoup costs associated with the development, clinical testing and FDA approval of new products. For example, the average retail price of a prescription has increased from $22.06 in 1990 to $32.12 in 1997.

  Industry Consolidation. While sales by wholesale distributors have been steadily increasing, the industry has been experiencing consolidation over the last two decades. The number of full-service pharmaceutical wholesalers in the United States has declined from approximately 139 at the end of 1980 to approximately 54 at December 31, 1997. This trend has been driven in large part by the significant economies of scale available to large regional and national distributors. Industry analysts expect this trend to continue.

  Market Segments and Customer Benefits. Wholesale distributors serve three major market segments: independent pharmacies and drugstores (approximately 34.4% of the market), retail chains (approximately 25.7% of the market) and health care institutions (approximately 36.4% of the market). These customers benefit from the service of wholesale distributors because the distributors provide access to a single source for pharmaceutical and health care products from hundreds of different manufacturers. In addition, wholesale distributors lower customer inventory costs, provide efficient and timely product delivery and improve inventory and purchasing information. Customers also benefit from value-added programs developed by wholesale distributors to reduce costs and increase operating efficiencies for the customer. These programs include packaging, stockless inventory and pharmacy computer systems. Industry analysts estimate wholesale distributors save the health care delivery system an estimated $17.0 billion per year compared to purchasing directly from manufacturers.

  Independent pharmacies and drugstores are typically smaller, community oriented businesses that are most reliant on marketing, merchandising and support programs of wholesale distributors. Industry sales to independent pharmacies have increased, in part, due to the improved competitiveness of remaining stores, although the number of independent pharmacies has declined. The following chart presents the number of independent pharmacies and industry sales to those stores from 1988 to 1997:


                           1988     1989     1990     1991     1992     1993     1994     1995     1996     1997
Pharmacies               34,000   33,500   32,500   30,750   27,000   26,000   25,000   23,067   21,975   20,857
Sales                   $ 9,808  $10,292  $10,987  $12,382  $13,568  $14,203  $14,269  $15,442  $17,004  $18,234

   Source: National Wholesale Druggists' Association

  Retail chains include national and regional chain drugstores, supermarkets, mass merchandisers and discount stores. The institutional market segment includes a diverse group of medical care providers such as hospitals, nursing homes, long-term care and rehabilitation facilities, clinics, HMOs and home health care providers.

PRODUCTS AND SERVICES

  The Company distributes over 25,000 SKUs of branded and generic pharmaceuticals, over-the-counter health care products and health and beauty aids. Branded and generic pharmaceutical products generate approximately 85.0% and 8.0%, respectively, of the Company's net sales and comprise approximately 10,000 SKUs. In addition, the Company supplies a complete line of over-the-counter health care products and health and beauty aids, including cosmetics, toiletries, personal health products, home health products, sundries and seasonal items.

  Customers rely on C.D. Smith for dependable same-day or next-day delivery of pharmaceuticals and other products. Customers may place orders through a variety of means, including voice telephone interaction with an inside sales representative, automated touch-tone telephone order placement, hand-held electronic order entry devices or an interface to the Company's proprietary CoDeS(R) PC-based customer ordering and information system. The CoDeS system allows customers to obtain real-time pricing, product availability and promotional information. CoDeS also allows customers to electronically enter and track orders and review their purchasing histories.

  The Company provides customers with a number of other value-added services that it believes enhance independent pharmacies' ability to compete effectively and create customer loyalty. These services include generic drug sourcing, which allows customers to benefit from the lowest available pricing; pharmaceutical repackaging; store modernization and planning services; OTC product merchandising, which includes shelf labeling and plan-o-grams; and various customer reports, such as inventory tracking, regulatory compliance and purchasing history.

  OptiSourceSM. C.D. Smith leads a collective generic buying program called OptiSource which, as of May 31, 1998, included 16 other regional wholesale distributors. The collective buying power of the consortium enables participants to achieve lower purchase prices comparable to those obtained by much larger competitors. The Company's operation of OptiSource has increased its visibility with manufacturers and has allowed the Company to offer generic pharmaceuticals at more competitive prices, an increasingly important element of the gross margin mix.

  SBS Pharmaceuticals. The Company operates SBS, a pharmaceutical repackaging and distribution business acquired in the General Drug Acquisition. Through this business, the Company achieves product cost savings by buying over 140 branded and generic pharmaceutical products in bulk and increases sales by providing wholesale customers with product quantities and labeling at a lower price than that available from the manufacturer. Management believes that it can increase sales to present SBS customers and attract new customers by expanding the number of pharmaceuticals offered for repackaging and increasing its investment in inventory to facilitate timely delivery. In addition, the Company intends to target chain pharmacies and health care institutions by marketing existing services and offering unit of use packaging.

OPERATIONS

  The Company operates three distribution centers with advanced material handling systems for receiving, storing and distributing the approximately 25,000 SKUs which comprise its product offerings. The St. Joseph, Missouri facility, built in 1994, was designed to minimize order fill time by segregating products according to inventory turn rate. The facility operates three shifts and employs bar code scanning technology to automate the receiving process and update inventory levels. This facility's operating efficiency, as measured by inventory turns, sales per square foot and sales per employee, significantly exceeds the industry average. In most cases, customer orders may be received as late as 9:00 p.m., and deliveries are made six days per week.

  The Company's Chicago and Boston facilities were acquired in the General Drug Acquisition. In these facilities, the Company is implementing its operating model, which includes the reorganization of inventory by turn rate and other efficiencies to minimize order pick time. The Chicago distribution center recently increased SKUs and added a second operating shift and a sixth day of operation to increase customer service levels. The second shift enables the Company to extend order deadlines and expand the territories in which next-day deliveries can be provided. The Boston distribution center currently operates one shift, five days per week. The Company anticipates adding a second shift in the second quarter of this fiscal year to provide for similar growth opportunities as those identified for the Chicago facility. In Boston, the Company sold the tobacco and candy business in the first quarter of fiscal 1999 to provide significant additional warehouse capacity for pharmaceuticals and related products.

  The combination of investments in information technology, inventory management systems and facility operations has increased the Company's order fill rate in recent years. In fiscal 1998, the St. Joseph facility achieved an order fill rate for branded pharmaceuticals, adjusted for manufacturers' backorders, of approximately 99.6%, up from approximately 97.0% in 1994.

CUSTOMERS AND MARKETS

  The Company's customer base consists of over 3,000 independent pharmacies, regional and national chain pharmacies, supermarkets, mass merchandisers, hospitals, nursing homes and health care institutions. The Company's ten largest customers accounted for approximately 21.0% of pro forma fiscal 1998 net sales, with no one customer accounting for more than approximately 7.0%.

  C.D. Smith believes it is the primary supplier to the majority of its customers and derives a majority of its net sales from customers for whom it provides in excess of 70.0% of their pharmaceutical and other needs. The Company also serves as a secondary supplier to several large chain drugstores, supermarkets and mass merchandisers for items the primary supplier does not carry or periodically cannot supply. The secondary supply relationships typically have lower sales volume per order but provide higher gross margins. The Company believes a substantial percentage of the Company's sales growth has come from converting customer relationships from secondary to primary supplier status.

  The Company historically has focused its marketing efforts on independent pharmacies, a customer base which the Company believes is not adequately served by the largest national pharmaceutical wholesalers, who typically focus on large chain customers and often require high minimum monthly purchases. Since 1991, the Company has expanded from a principally rural customer base into the major metropolitan areas of its core midwestern states and increased market share with retail chains, health care institutions and mass merchandisers. The General Drug Companies historically had strong relationships with government and managed care customers who typically place a greater emphasis on price, flexible delivery options and contract and formulary support. Consequently, the General Drug Companies were less focused on establishing primary supply relationships with independent pharmacies and related marketing efforts were geographically limited. The Company believes that it will be able to apply the areas of expertise of the acquired operations, as well as its expertise with independent pharmacies, across all of its geographic markets, thereby attracting new customers and increasing net sales.

  The table below presents pro forma fiscal 1998 net sales by class of trade and distribution region as if the General Drug Acquisition occurred at the beginning of the fiscal year. The pro forma information is provided for comparative purposes only and is not necessarily indicative of the results which would have occurred had the General Drug Acquisition been consummated on March 1, 1997, nor is it necessarily indicative of future results. The net sales information presented below for the St. Joseph distribution facility was derived by applying the percentages of net sales by class of trade for calendar 1997 to total net sales for fiscal 1998.

                               ST.     % OF            % OF               % OF           % OF                % OF
                              JOSEPH  TOTAL  CHICAGO  TOTAL   BOSTON     TOTAL    SBS   TOTAL  CONSOLIDATED TOTAL
                                                               (IN THOUSANDS)
   Independent pharmacies..  $298,855  77.4% $ 59,877  43.6% $ 53,892     24.9% $   --    -- %   $412,624    54.1%
   Retail chains(1)........    64,619  16.7%    7,553   5.5%   15,959      7.4%     --    -- %     88,131    11.6%
   Health care
    institutions(2)........    22,647   5.9%   21,565  15.7%   85,897     39.8%     --    -- %    130,109    17.1%
   Governments.............       --    0.0%   24,264  17.6%    4,721      2.2%     --    -- %     28,985     3.8%
   Miscellaneous...........       569   0.0%   24,223  17.6%   55,548(3)  25.7%  22,070 100.0%    102,410    13.4%
                             -------- ------ -------- ------ --------    ------ ------- ------   --------   ------
    Total all classes......  $386,690 100.0% $137,482 100.0% $216,017    100.0% $22,070 100.0%   $762,259   100.0%
                             ======== ====== ======== ====== ========    ====== ======= ======   ========   ======

---------------------
(1) Includes chain pharmacies, supermarkets and mass merchandisers.
(2) Includes clinics, nursing homes, hospitals and HMOs.
(3) Includes tobacco and candy business and dock to dock sales, which accounted for $25.2 million and $25.9 million, respectively, of consolidated net sales.

SUPPLIERS

  C.D. Smith purchases pharmaceutical and other products from over 1,000 suppliers. The Company utilizes sophisticated inventory tracking and control software to assist its purchasing personnel in analyzing demand history, projecting future demand and identifying investment-buying opportunities. The Company's system is automated to eliminate virtually all manual elements of the purchase order process. In addition, the Company uses electronic data interchange with its pharmaceutical suppliers for substantially all of its purchases. Automatic inventory replenishment levels have been set for the majority of non-seasonal SKUs. The Company believes that its strengthened capitalization following the Offering will allow the Company to increase investment buying of inventory in anticipation of supplier price increases, potentially resulting in gross margin improvement.

  The Company generally sets an inventory level for each item to minimize the potential for unfilled orders. The overall level of inventory is affected by the expected sales level for each inventory item within specified vendor delivery lead times plus a safety stock which takes into account historical sales volatility, inventory carrying costs and the vendor's performance in meeting scheduled deliveries. Orders for inventory stock replenishment are generally made daily with each vendor after consideration of the required inventory level for that vendor's supplied items and applicable minimum or efficient order quantities. Delivery times vary by vendor and inventory item and generally range from seven days to four weeks. The Company maintains item-specific information about inventory requirements and delivery schedules as a part of its inventory management information system.

  The Company's ten largest suppliers account for approximately 50.0% of its purchases with no single supplier accounting for more than 10.0% of purchases. Historically, the Company has not experienced significant difficulty in obtaining desired products from suppliers. The Company believes that its relationships with its suppliers are good.

SALES AND MARKETING

  The Company has expanded its outside sales force contact with customers, emphasizing frequent on-site personal interaction and consultation on merchandising, stocking and inventory management. The Company believes that customers have relied upon such consultation to improve marketing at the retail level. The internal customer service staff emphasizes rapid response to customer inquiries and efficient order placement.

  Internal marketing programs are designed to give customers access to special price and promotional offerings of the manufacturers to better plan inventory investments. Information on manufacturer promotional programs is rapidly disseminated to the Company's direct sales representatives to give them a competitive advantage in customer interactions.

  The Company has a combined sales, marketing, order entry and customer service staff of 62 persons. The St. Joseph organization consists of 25 industry sales representatives supported by an order entry and customer service staff of eight persons. The Chicago and Boston direct sales forces and order entry staffs include 12 and 17 persons, respectively.

MANAGEMENT INFORMATION SYSTEMS

  The Company invests in management information systems to increase efficiency, improve customer access to information, decrease the time and labor cost of receiving orders and improve the speed with which inventory is received, stocked and monitored. The information systems are intended to provide for a seamless, integrated tracking of customer order entry, purchasing, restocking and invoice preparation.

  The Company's proprietary on-line customer interface software, CoDeS, allows direct customer connectivity to the Company's mainframe computer in St. Joseph to obtain pricing, product availability and promotional information and on-line order entry. The CoDeS software is designed to reside on a customer site PC supported by dial-up modem. Complete customer order tracking and purchase history is available through the software system.

  The Company's information systems environment utilizes an IBM AS400 mainframe with integrated links to the PC-based local area network. The Company has recently purchased an IBM AS400E server for intranet use, sales force automation and intercompany communication. In the distribution centers, laser scanners utilizing bar coding information update inventory receiving data. Extensive use of electronic mail, paperless imaging systems and an automated broadcast faxing system have reduced cost and labor associated with customer and vendor interactions and increased the amount and timeliness of information available to the external sales force. Electronic commerce and other Internet applications will be implemented in the near future. The Company has engaged various consultants and is implementing a plan to achieve Year 2000 compliance by the end of calendar 1998.

COMPETITION

  The wholesale distribution of pharmaceuticals, health and beauty aids and other health care products is highly competitive. The Company competes with numerous national and regional distributors, some of which are larger and have substantially greater financial resources than the Company. The five largest national pharmaceutical wholesale distributors are McKesson Corporation, Cardinal Health, Inc., Bergen Brunswig Corporation, AmeriSource Health Corporation and Bindley Western Industries, Inc. In addition, the Company competes with numerous distributors, direct-selling manufacturers and other specialty distributors. Competitive factors include price, service and delivery, credit terms, breadth of product line, customer support and marketing programs.

EMPLOYEES

  As of May 31, 1998, the Company employed approximately 305 persons, of which approximately 297 were full-time employees. Approximately 80 of the Company's employees in its Chicago and Boston distribution facilities are covered by collective bargaining agreements. One of these agreements expired on March 31, 1998. The previous contract terms are being honored during negotiations, which are expected to be completed at the end of the summer. The remaining agreements expire at various times through September 2000. The Company believes that all remaining collective bargaining agreements will be negotiated upon expiration on contract terms that will not have a material adverse impact on the Company, and the Company believes that its relationship with its employees is good.

FACILITIES

  The Company owns its headquarters and distribution facility in St. Joseph. The building encompasses 73,500 square feet with approximately 19,500 square feet allocated to offices and 54,000 square feet of distribution and warehouse space. The distribution facility is considered to be adequate for operations for the foreseeable future, and the design of the facility allows for additional expansion. The Company is in the process of designing and constructing a facility for new corporate headquarters in St. Joseph which will consist of approximately 10,000 square feet of office space.

  The Company owns its Chicago distribution center, which includes two adjoining buildings on a contiguous site totaling 62,000 square feet. Approximately 16,000 square feet house the administrative and office function and 46,000 square feet are used for warehouse and distribution functions. The distribution facility is considered to be efficient and adequate for operations for the foreseeable future.

  The Boston facility includes 10,000 square feet of office space and a distribution facility encompassing 35,000 square feet. The building is leased by the Company through 2004 with a five-year renewal option, and it is considered adequate for the foreseeable future.

GOVERNMENT REGULATION

  The wholesale drug distribution industry is subject to regulation by federal, state and local governmental agencies. The distribution of controlled substances and prescription pharmaceuticals requires licenses and permits as well as the implementation of an oversight and compliance program mandated by the Prescription Drug Marketing Act of 1987. In general, regulations pertain to the purchase, safe storage and distribution of controlled substances and pharmaceuticals that are monitored through periodic site inspections conducted by the FDA and the DEA. Failure to comply with these regulations could have a material adverse effect on the Company by resulting in penalties such as fines, restrictions on operations or closures.

  The Company has implemented an extensive compliance program administered by its Chief Compliance Officer. The Company believes that it is in material compliance with all applicable government regulations and has all material permits and licenses.

LITIGATION

  The Company is a party from time to time in legal proceedings in the ordinary course of business. There are no pending legal proceedings involving the Company which have or are expected by management to have a material adverse effect upon the business, financial condition or operations of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Set forth below is certain information concerning the executive officers and directors of the Company.

          NAME      AGE                        POSITION
      Robert C.     52  Chief Executive Officer, President and Chairman of
       Farley(1)         the Board
      S. Jeanne     44  Chief Financial Officer, Vice President, Treasurer and
       Mathiesen         Director
       (2)
      Delora J.     39  Chief Compliance Officer, Vice President, Secretary
       Jamison(3)        and Director
      Richard M.    46  Vice President--Trade Relations
       Meehan
      Eric M. Far-  25  Vice President--Strategy and Corporate Development
       ley
      Richard H.    42  President--James Brudnick Company, Inc., a wholly
       Brudnick          owned subsidiary (Boston)
      Joseph A.     46  President--General Drug Company, a wholly owned
       Harris            subsidiary (Chicago)
      Barbara J.    50  Director
       Mowry (4)
      David R.      55  Director
       Parker (5)
      J. Duane      49  Director
       Weeks (6)

---------------------
(1) Became a director in 1991; term expires in 2001.
(2) Became a director in 1995; term expires in 1999.
(3) Became a director in 1995; term expires in 2000.

(4) Became a director in 1998; term expires in 1999.

(5) Became a director in 1998; term expires in 2001.

(6) Became a director in 1998; term expires in 2000.

  The Company intends to add three outside directors by the end of June 1998.

  Robert C. Farley, Chief Executive Officer, President and Chairman of the Board. Mr. Farley became Chief Executive Officer in 1992. Prior to such time, he was Chief Financial Officer of the Company since 1986. He serves on the National Wholesale Druggists' Association ("NWDA") Board of Directors and the NWDA Government Affairs Committee. Mr. Farley is a wholesaler advisor to the Missouri Board of Pharmacy, is past Vice President of the Heart of America ESOP Chapter and was named Ernst & Young LLP's 1996 Entrepreneur of the Year for Kansas/Western Missouri. Mr. Farley is the father of Eric M. Farley.

  S. Jeanne Mathiesen, Chief Financial Officer, Vice President, Treasurer and Director. Ms. Mathiesen joined the Company in 1993 as Chief Financial Officer and Treasurer. From 1991 until joining the Company, Ms. Mathiesen was an audit manager and firm administrator with the accounting firm of Grant Thornton in Kansas City, Missouri. She previously was a partner in an Orange County, California, certified public accounting firm for ten years. Ms. Mathiesen is a licensed CPA in the state of Missouri and is a member of the American Institute of Certified Public Accountants and the Financial Executives Institute.

  Delora J. Jamison, Chief Compliance Officer, Vice President, Secretary and Director. Ms. Jamison joined the Company in 1990, has served in various executive capacities since that time and currently serves as the Company's Chief Compliance Officer. She previously served as an executive with the St. Joseph, Missouri YWCA. Ms. Jamison's responsibilities include oversight of the Company's Corporate Ethics and Business Practices program and administration of human resources, employee benefits and regulatory compliance. She is a member of the Ethics Officer Association, national and local chapters of the Society for Human Resource Management and currently serves on the NWDA Health Care Information Privacy Task Force.

  Richard M. Meehan, Vice President--Trade Relations. Mr. Meehan joined the Company in 1991 following ten years with Twin City Wholesale Drug Company in Minneapolis, Minnesota, where he was Group Vice President of Sales and Marketing. His responsibilities include administering the OptiSource program. He serves on the Manufacturing Committee for Wholesale Alliance Coalition and serves from time to time on wholesale advisor boards for Novopharm USA Inc., Barr Laboratories, Inc., Glaxo Wellcome plc, Apothecon, Inc. and Geneva Pharmaceuticals, Inc.

  Eric M. Farley, Vice President--Strategy and Corporate Development. Mr. Farley joined the Company on a full-time basis in 1994 and has worked in various functions on a part-time basis since 1988. In 1997 he became Vice President of Purchasing and in May 1998 he assumed the duties of Vice President--Strategy and Corporate Development. In that position, he is responsible for acquisition consolidation in addition to his duties in corporate purchasing. Mr. Farley is the son of Robert C. Farley.

  Richard H. Brudnick, President--James Brudnick Company, Inc. Mr. Brudnick joined the Company in October 1997 as a result of the General Drug Acquisition. Mr. Brudnick has held the position of President of James Brudnick Company, Inc. since 1985. He has overall responsibility for the Company's New England operations. He is past chairman of the NWDA Government Affairs Committee and past member of the NWDA OTC Marketing Committee. He has served on the wholesale advisory boards of Eli Lilly and Company, Boehringer Ingelheim Corporation, Parke-Davis, a division of Warner-Lambert Company and Schering-Plough Corporation.

  Joseph A. Harris, President, General Drug Company. Mr. Harris joined the Company in October 1997 as a result of the General Drug Acquisition. Mr. Harris has held the position of President of General Drug Company since 1994. He joined General Drug Company in 1982 as sales manager and became Executive Vice President in 1990. He is President of Premier Buying Group, a generic pharmaceutical buying group and Board Vice President of the Generic Division of National Pharmacy Alliance.

  Barbara J. Mowry, Director. Ms. Mowry has been a director of the Company since July 1998. She is the President and Chief Executive Officer of Requisite Technology, which provides businesses with easy-to-find products and service information that accelerate the adoption of business-to-business electronic commerce. Prior to starting with Requisite Technology in 1998, she worked for TCI Communications from 1995 to 1997 as President, New Products Division and Senior Vice President, Customer Satisfaction. Ms. Mowry also served as Chief Executive Officer and Founder of The Mowry Company from 1990 to 1995.

  David R. Parker, Director. Mr. Parker has been a director of the Company since July 1998. He has also been Chairman of the Board of ProSource, Inc., a provider of foodservice distribution services to chain restaurants in North America, since 1992. ProSource, Inc. merged into AmeriServe Food Distribution, Inc. in the second quarter of 1998. Mr. Parker currently serves as Vice Chairman of AmeriServe Food Distribution, Inc. Mr. Parker also serves on the Board of Directors of several other companies, including Premark International, Inc., a diversified manufacturer of consumer and industrial products, Tupperware Corporation, one of the world's largest direct sellers of food storage containers, and Applied Graphics Technologies, Inc., a leading provider of outsourced digital media asset management services.

  J. Duane Weeks, Director. Mr. Weeks has been a director of the Company since July 1998. Mr. Weeks is currently Managing Partner of Genesia Consulting, a management consulting firm specializing in supply chain management and organizational effectiveness. From 1996 to March 1998, he was President of General Electric Capital Logistics Corporation, whose parent is General Electric Capital Corporation, a wholly-owned subsidiary of General Electric Company. Prior to being employed by General Electric Capital Logistics Corporation, Mr. Weeks was employed by Compaq Computer Corporation as Vice President, Worldwide Logistics from 1994 to 1995, and as Vice President, Corporate Re-Engineering, from 1994 to 1996. From 1992 to 1994, he served as Vice President, Consumer Products, for Cleveland Consulting Associates and as Vice President, Consumer Products Consulting, for Computer Science Corporation.

BOARD TERM AND COMMITTEES

  The Company's Amended Articles of Incorporation provide for a staggered Board of Directors, whereby the directors are divided into three classes (as nearly equal in number as possible), to serve for terms of three years or until their successors are elected and qualified.

  In June 1998, the Board of Directors appointed a Compensation Committee to make recommendations to the Board of Directors concerning salaries and incentive compensation for officers and employees of the Company. The Compensation Committee consists of Mr. Duane Weeks, Mr. David Parker and Ms. Barbara Mowry. The Audit Committee of the Board of Directors reviews the results and scope of audits and other accounting related services. The Audit Committee consists of Mr. Weeks, Mr. Parker and Ms. Mowry.

COMPENSATION OF DIRECTORS

  Outside directors will receive $10,000 upon joining the Board of Directors and an additional $20,000 annual retainer, paid quarterly. Each outside director, upon completion of the Offering, will receive an immediately vested option to purchase that number of shares of Common Stock which equals $100,000 divided by the Offering price with an exercise price equal to the Offering price. Management directors will receive no additional compensation for their service on the Board.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid to the Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company during the fiscal year ended February 28, 1998 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                         ANNUAL        LONG TERM
                                      COMPENSATION    COMPENSATION
                                    ----------------- ------------
                                                       SECURITIES
                                                       UNDERLYING      OTHER
NAME AND PRINCIPAL POSITION          SALARY   BONUS     OPTIONS     COMPENSATION
Robert C. Farley................... $227,603 $372,471                 $10,693(1)
 Chief Executive Officer
Lee Keith(2)....................... $151,077 $168,302   127,500(2)        --
 President and Chief Operating
 Officer
Richard M. Meehan.................. $135,719 $111,080                 $10,693(1)
 Vice President
S. Jeanne Mathiesen................ $120,273 $117,811                 $10,693(1)
 Chief Financial Officer
Delora J. Jamison.................. $ 91,552 $117,811                 $10,298(1)
 Chief Compliance Officer

---------------------

(1) Company contributions to 401(k) plan and ESOP.

(2) Mr. Keith resigned his positions as President and Chief Operating Officer in April 1998. The grant of options to purchase 127,500 shares was rescinded at such time.

                     OPTION GRANTS DURING 1998 FISCAL YEAR

  The following table represents the options granted to the Named Executive Officers during the fiscal year ended February 28, 1998 and the value of the options:

                         NUMBER OF
                         SECURITIES % OF TOTAL
                         UNDERLYING   OPTIONS
                          OPTIONS   GRANTED IN                                  GRANT DATE
NAME                      GRANTED   FISCAL YEAR EXERCISE PRICE EXPIRATION DATE PRESENT VALUE
Lee Keith(1)............  127,500      45.0%        $2.08            N/A            N/A

---------------------

(1) Mr. Keith resigned his positions as President and Chief Operating Officer in April 1998. The grant of options to purchase 127,500 shares was rescinded at such time.

                      1998 FISCAL YEAR-END OPTION VALUES

  The following table sets forth information with respect to the Named Executive Officers concerning unexercised options held at the end of fiscal 1998. No options were exercised during fiscal 1998.

                          NUMBER OF SECURITIES       VALUE OF UNEXERCISED IN-
                         UNDERLYING UNEXERCISED        THE-MONEY OPTIONS AT
                      OPTIONS AT FEBRUARY 28, 1998      FEBRUARY 28, 1998
NAME                  EXERCISABLE/UNEXERCISABLE(1) EXERCISABLE/UNEXERCISABLE(2)
Robert C. Farley.....          204,000/0                   $3,378,240/0
Lee Keith(3).........          127,500/0                        -- / --
Richard M. Meehan....          204,000/0                    3,378,240/0
S. Jeanne Mathiesen..          127,500/0                    2,111,400/0
Delora J. Jamison....          127,500/0                    2,111,400/0

---------------------

(1) Unless otherwise indicated, all options have an exercise price of $0.44 per share and a term of ten years.

(2) Based on the proposed initial public offering price of $17.00 per share.

(3) Mr. Keith resigned his positions as President and Chief Operating Officer in April 1998. The grant of options to purchase 127,500 shares was rescinded at such time. The exercise price of Mr. Keith's options were $2.08.

EQUITY COMPENSATION PLAN

  The Company's Board of Directors and shareholders have approved the Company's Amended and Restated 1996 Equity Compensation Plan (the "Equity Compensation Plan"). Management believes that the Equity Incentive Plan is an important part of the Company's management compensation program by helping to attract and retain motivated, highly competent employees. By providing stock options and other equity-related compensation, management believes that the participants will have a strong incentive to create shareholder value.

  The Equity Compensation Plan allows the grant of stock options and stock appreciation rights (collectively, "Awards") to eligible participants. The number of shares authorized to be issued pursuant to Awards granted under the Equity Compensation Plan is 2,000,000. If an Award expires or is canceled without having been fully exercised or vested, the unvested or canceled shares generally will be available thereafter for grants of Awards. The number of shares available for grant under the Equity Compensation Plan, as well as outstanding Awards and the numerical limits for individual grants, will be adjusted as appropriate to reflect any stock splits, stock dividends, recapitalizations, reorganizations or other changes to the capital structure of the Company.

  The Equity Compensation Plan currently is administered by the Board of Directors but may be administered by a committee designated by the Board of Directors. Subject to the terms of the Equity Compensation Plan, the Board or the Committee has the sole discretion to determine the employees who will be granted Awards, the size and types of such Awards and the terms and conditions of such Awards. The exercise price of options must be at least equal to the fair market value of the Common Stock as of the date of grant. Employees of the Company and its affiliates (i.e., any person or entity controlling, controlled by or under common control with the Company) are eligible to be selected to receive Awards.

  Under the Equity Compensation Plan, the Board of Directors of the Company has approved options for eight employees totaling 943,500 shares. These options have varying exercise prices and are all immediately exercisable. The Named Executive Officers have received the following options: Mr. Farley-- 204,000; Mr. Keith--127,500 (this option was rescinded effective with Mr. Keith's resignation); Mr. Meehan--204,000; Ms. Mathiesen--127,500; and Ms. Jamison--127,500. The actual number of employees who will receive Awards under the Equity Compensation Plan cannot be determined because selection for participation in the Equity Compensation Plan is in the sole discretion of the Board of Directors or the Committee.

EMPLOYMENT AND NONCOMPETE AGREEMENTS

  Robert C. Farley, Chief Executive Officer, President and Chairman of the Board of the Company, has an employment agreement for an initial term through February 28, 1999, renewable for successive one-year terms thereafter unless either Mr. Farley or the Company gives notice of nonrenewal at least 60 days prior to the end of the initial term or any renewal thereof. The initial base salary was $300,000, and is adjusted annually at the discretion of the Board of Directors. Additional compensation is at the discretion of the Board of Directors. The employment agreement contains a noncompetition provision pursuant to which Mr. Farley has agreed that during the period of his employment, and (i) if he elects to receive severance payments pursuant to the provisions of the employment agreement or (ii) if he resigns other than for good reason (as defined), or if he is terminated for cause (as defined), for a period of two years, he will not, directly or indirectly, compete with a business similar to that of the Company. Mr. Farley has also agreed that for such time period he will not directly or indirectly solicit or recruit the employees of the Company. If Mr. Farley is terminated by the Company without cause (as defined), he may receive, as severance, his salary for the remaining period of the employment agreement. If Mr. Farley terminates his employment under certain circumstances, he is entitled to receive a lump sum severance payment equal to two year's current base salary.

  Richard M. Meehan, Vice President--Trade Relations of the Company, has an employment agreement on substantially the same terms as the agreement with Mr. Farley, except that Mr. Meehan's employment agreement is annually extended by one year (unless Mr. Meehan or the Company gives notice of nonrenewal at least 60 days prior to the end of such one-year period) so that the remaining term of Mr. Meehan's employment agreement is always at most three years and at least two years. In addition, the noncompetition and non-solicitation severance period for Mr. Meehan is three years. The initial base salary was $131,300, and is adjusted annually at the discretion of the Board of Directors. Additional compensation is at the discretion of the Board of Directors.

  S. Jeanne Mathiesen, Chief Financial Officer, Vice President and Treasurer of the Company, has an employment agreement for an initial term through February 28, 2000, renewable for successive one-year terms thereafter unless either Ms. Mathiesen or the Company gives notice of nonrenewal at least 60 days prior to the end of the initial term or any renewal thereof. The initial base salary was $115,000, and is adjusted annually at the discretion of the Board of Directors. Additional compensation is at the discretion of the Board of Directors. The employment agreement contains a noncompetition provision pursuant to which Ms. Mathiesen has agreed that during the period of her employment and for a two-year period thereafter, she will not, directly or indirectly, compete with a business similar to that of the Company. Ms. Mathiesen has also agreed that for such time period she will not directly or indirectly solicit or recruit the employees of the Company. If Ms. Mathiesen is terminated by the Company without cause, she may receive, as severance, her salary for the remaining period of the employment agreement. If Ms. Mathiesen terminates her employment under certain circumstances, she is entitled to receive a lump severance payment equal to one year's current base salary. The Company and Ms. Mathiesen have also entered into a change in control severance agreement in which, if Ms. Mathiesen's employment with the Company is terminated within the twelve month period following any such change in control, she will receive a lump severance payment equal to two year's current base salary upon a change in control of the Company.

  Delora J. Jamison, Chief Compliance Officer, Vice President and Secretary of the Company, has an employment agreement and a change in control severance agreement, both of which are on substantially the same terms as the agreements with Ms. Mathiesen. The initial base salary was $85,000, and is adjusted annually at the discretion of the Board of Directors. Additional compensation is at the discretion of the Board of Directors.

  Richard H. Brudnick, President of James Brudnick Company, Inc., a wholly owned subsidiary of the Company, has an employment agreement for an initial term through February 28, 2000, renewable for successive two-year terms thereafter unless either Mr. Brudnick or the subsidiary gives notice of nonrenewal at least 180 days prior to the end of the initial term or any renewal thereof. The initial base salary was $176,000, and is adjusted annually at the discretion of the Board of Directors. Additional compensation is at the discretion of the Board of Directors. The employment agreement contains a noncompetition provision pursuant to which Mr. Brudnick has agreed that during the period of his employment and, if he elects to receive severance payments pursuant to the provisions of the employment agreement, for a period of two years thereafter, he will not, directly or indirectly, compete with a business similar to that of James Brudnick Company, Inc. Mr. Brudnick also agrees that for such period he will not directly or indirectly solicit or recruit the employees of such subsidiary. If Mr. Brudnick is terminated by such subsidiary without cause, he may receive, as severance, his salary for the remaining period of the employment agreement. If Mr. Brudnick terminates his employment under certain circumstances, he is entitled to receive a lump sum severance payment equal to one year's current base salary. If Mr. Brudnick terminates his employment or is terminated within six months following a change in control, he is entitled to receive a lump sum severance payment of one year's current base salary.

  Joseph A. Harris, President of the General Drug Company, a wholly owned subsidiary of the Company, has an employment Agreement on substantially the same terms as the employment agreement with Mr. Brudnick. The initial base salary was $176,000, and is adjusted annually at the discretion of the Board of Directors. Additional compensation is at the discretion of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to June 1998, the Board of Directors did not have a Compensation Committee. Previously, all executive compensation decisions were made by the Board of Directors. The Compensation Committee currently consists of Mr. Weeks, Mr. Parker and Ms. Mowry. No members of the Compensation Committee are executive officers of the Company.

                             CERTAIN TRANSACTIONS

  On October 3, 1997, Churchill purchased a senior subordinated note in the sum of $12.0 million to assist the Company in financing the General Drug Acquisition. In connection therewith, the Company issued to Churchill a warrant to purchase approximately 13.0% of the fully-diluted equity of the Company in exchange for the purchase of the note. The maturity date for the subordinated note is October 3, 2004, with yearly payments of principal at the end of each fiscal year of the Company commencing with the fiscal year ending February 28, 1999. Each installment is to be in an amount equal to 30.0% of the Company's excess cash profit, as defined in the subordinated note. Interest is payable at 12.0% per annum and certain penalty provisions are in place in the event of late payment. The Company plans to repay the subordinated note with the proceeds of the Offering. In addition, Churchill will exercise the Churchill Warrant to purchase 1,080,078 shares of Common Stock and sell the stock acquired thereby in this Offering as a Selling Shareholder. Churchill has no relationship or affiliation with the Company other than its status as a lender and shareholder.

  The ESOP entered into an agreement with the Company in 1991 to borrow $1.4 million (the "ESOP Note") for the purpose of acquiring 5,946,600 shares of Common Stock. The maturity date for the ESOP Note is January 1, 2000, with monthly payments of principal of $12,089, plus interest at 0.5% below the prime lending rate defined in the ESOP Note. As of May 31, 1998, there was $379,841 outstanding on the ESOP Note.

  Joseph A. Harris, the President of General Drug Company, was a partner in a family partnership which received $116,000 in connection with the cancellation of a limited partnership interest as a result of the General Drug Acquisition.

  Richard H. Brudnick, President of James Brudnick Company, Inc., received $116,000 in connection with the cancellation of a limited partnership interest as a result of the General Drug Acquisition. He held the limited partnership interest with his wife, Cynthia L. Brudnick, as joint tenants with right of survivorship.

  For the five months ended February 28, 1998, the James Brudnick Company, Inc. made aggregate lease payments of $61,465 to Irving S. Brudnick as Trustee of the Bershim Realty Trust for its Boston distribution facility. Irving S. Brudnick is the father of Richard H. Brudnick. The Company believes these lease payments are as favorable to the Company as those which would have been made in an arms length transaction with an unrelated third party.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 31, 1998 and as adjusted to reflect the sale by the Company of 3,500,000 shares offered hereby, by (i) each shareholder of the Company who beneficially owns more than 5.0% of the Common Stock, (ii) each director, (iii) each Named Executive Officer, (iv) another member of management who will be a Selling Shareholder and (v) all executive officers and directors as a group. Except as otherwise indicated, each named beneficial owner has sole voting and investment power with respect to the shares listed.

                                           SHARES    PERCENT                 SHARES    PERCENT
                                        BENEFICIALLY  OWNED               BENEFICIALLY  OWNED
                                        OWNED PRIOR  PRIOR TO SHARES SOLD OWNED AFTER   AFTER
                  NAME                  TO OFFERING  OFFERING IN OFFERING THE OFFERING OFFERING
   ESOP(1)............................   5,582,970     70.4%         --    5,582,970     48.9%
   Robert C. Farley(2)................     816,510     10.3       75,000     741,510      6.5
   Lee Keith(3).......................         --       --           --          --       --
   Richard M. Meehan(4)...............     423,045      5.3       31,230     391,815      3.4
   S. Jeanne Mathiesen(5).............     197,268      2.5       21,231     176,037      1.5
   Delora J. Jamison(6)...............     287,487      3.6       21,231     266,256      2.3
   Churchill ESOP Capital Partners(7).   1,080,078     13.6    1,080,078         --       --
    2400 Metropolitan Centre
    333 South Seventh St.
    Minneapolis, MN 55402
   Robert B. Orr(8)...................     295,137      3.7       21,230     273,907      2.4
   J. Duane Weeks.....................         --       --           --          --       --
   David R. Parker....................         --       --           --          --       --
   Barbara J. Mowry...................         --       --           --          --       --
   All directors and executive offi-
    cers as a group (11 persons)(9)...   1,844,466     23.3%     148,692   1,695,774     14.8%

---------------------

(1) Of the shares held of record by the ESOP, 4,007,070 shares have been allocated to 112 participants in the ESOP (the "Allocated Shares") as of December 31, 1997 and 1,575,900 shares are unallocated (the "Unallocated Shares"). The Allocated Shares are voted by each participant to which the shares are allocated. The Unallocated Shares and any Allocated Shares which are not voted are voted by George K. Baum & Company Trust Company, the trustee of the ESOP, for or against the matter in the same proportion as those Allocated Shares which have been voted.

(2) Includes 204,000 shares subject to immediately exercisable options and 291,210 shares allocated under the ESOP as of December 31, 1997. Mr. Farley's address is the same as the Company's address.
(3) Mr. Keith resigned his position with the Company in April 1998.

(4) Includes 204,000 shares subject to immediately exercisable options and 219,045 shares allocated under the ESOP as of December 31, 1997. All shares sold in the Offering will be acquired pursuant to the exercise of options. Mr. Meehan's address is the same as the Company's address.

(5) Includes 127,500 shares subject to immediately exercisable options and 69,768 shares allocated under the ESOP as of December 31, 1997. All shares sold in the Offering will be acquired pursuant to the exercise of options.

(6) Includes 127,500 shares subject to immediately exercisable options and 159,987 shares allocated under the ESOP as of December 31, 1997. All shares sold in the Offering will be acquired pursuant to the exercise of options.

(7) Shares subject to immediately exercisable warrants which will be exercised concurrent with the closing of the Offering. Churchill is an institutional limited partnership which includes, as general and limited partners, a large number of institutions and high net-worth individuals, none of whom are affiliated with the Company.

(8) Includes 127,500 shares subject to immediately exercisable options and 167,637 shares allocated under the ESOP as of December 31, 1997. Mr. Orr is President of a subsidiary of the Company. All shares sold in the Offering will be acquired pursuant to the exercise of options.

(9) Includes 943,500 shares subject to immediately exercisable options (of which 94,922 will be exercised and sold in the Offering) and 758,166 shares allocated under the ESOP as of December 31, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended Articles of Incorporation, which are included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON AND PREFERRED STOCK

  The Amended Articles of Incorporation of the Company provide for the authorized capital stock of the Company of 90,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, the designation and terms of which may be set by the Board of Directors.

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of holders of Preferred Stock then outstanding, if any. Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may declare in its discretion out of funds legally available therefor, subject to the prior rights of holders of Preferred Stock then outstanding, if any.

  The rights, preferences and privileges of holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

  As of May 31, 1998, there were 5,904,270 shares of Common Stock outstanding (excluding 943,500 shares subject to outstanding options, all of which are immediately exercisable) held of record by two shareholders. Upon the closing of the Offering and after giving effect to the sale of 3,500,000 shares pursuant to the Offering, there will be outstanding 10,579,270 shares of Common Stock (excluding 848,578 shares subject to outstanding options, all of which are immediately exercisable). There is no Preferred Stock currently outstanding. Certain members of management will exercise options to purchase 94,922 shares in connection with the sale of such shares in the Offering.

LIMITATIONS ON CHANGE OF CONTROL

  Certain provisions of the General and Business Corporation Law of Missouri (the "MGBCL") and the Amended Articles of Incorporation could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company's Board of Directors is divided into three classes, with staggered three-year terms. The number of directors shall be not less than three nor more than nine, with the classes to be as nearly equal in number as possible. As a result, only one class of directors will be elected at each annual meeting of shareholders of the Company, with the other classes continuing for the remainder of their respective three-year terms. The classification of the Board of Directors makes it more difficult for the Company's existing shareholders to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Because the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

  The Amended Articles of Incorporation provide that shareholder action can be taken only at an annual or a special meeting of shareholders and cannot be taken by written consent and that special meetings of shareholders can be called only by the President, the Board of Directors or holders of 50.0% of the outstanding voting stock. The Company's Amended and Restated Bylaws provide that the business permitted to be conducted at any special meeting of shareholders will be limited to those matters specified in the notice of such meeting authorized by the Board of Directors. The Amended and Restated Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of shareholders of the Company. Shareholders will not be permitted to fill vacancies on the Board of Directors caused by resignation or newly created directorships.

  The Amended Articles of Incorporation contain provisions requiring the affirmative vote of the holders of at least 80.0% of the voting stock of the Company to amend the foregoing provisions of the Amended Articles of Incorporation.

  In addition to the provisions of the Amended Articles of Incorporation, the MGBCL contains a business combination statute that protects domestic corporations from unsolicited takeovers by prohibiting certain transactions. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" and its "Affiliates" and "Associates" (as defined therein). A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, mortgages, transfers, pledges and similar dispositions of corporate assets or stock and any reclassifications, recapitalization and reorganizations that increase the proportionate voting power of the Interested Shareholder. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20.0% or more of the outstanding voting shares of the corporation. Pursuant to the Missouri business combination statute, a Missouri corporation may not, for a period of five years following the Interested Shareholder's stock acquisition date, engage in a Business Combination with an Interested Shareholder other than (i) a Business Combination approved by the board of directors prior to the date on which the Interested Shareholder acquired such status, (ii) a Business Combination approved by the holders of a majority of the outstanding voting stock (other than voting stock beneficially owned by the Interested Shareholder or its Affiliates or Associates) at a meeting called no earlier than five years after the date on which the Interested Shareholder acquired such status or (iii) a Business Combination that satisfies certain detailed fairness and procedural requirements. Notwithstanding the foregoing, unless the board of directors of the corporation approved such Business Combination prior to the date on which the Interested Shareholder acquired such status, no such Business Combination may be engaged in for a period of five years after such date.

  The MGBCL exempts from its business combination provisions: (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act, (ii) corporations which adopt provisions in their original articles of incorporation or, under certain circumstances, adopt amendments to their bylaws expressly electing not to be covered by the statute and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder.

  The MGBCL also contains a control share acquisition statute which provides that persons who acquire a specified percentage of the shares of a Missouri corporation subject to this statute, unless acquired in an exempt transaction, will not have the right to vote such shares, unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by holders of a majority of the outstanding voting stock and a majority of the outstanding voting stock after exclusion of the interested shares.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and the registrar for the Company's Common Stock is UMB Bank, National Association.

LISTING

  The Company has applied for listing of the Common Stock on the NYSE under the symbol "CDH."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon closing of the Offering, the Company will have outstanding 10,579,270 shares of Common Stock (assuming no exercise of outstanding stock options other than 94,922 shares sold by Selling Stockholders). Of these shares, the 4,750,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction under the Securities Act of 1933 as amended (the "Securities Act") by persons other than "affiliates" of the Company. The remaining 5,829,270 shares of Common Stock (the "Restricted Shares") were acquired in transactions exempt from registration under the Securities Act and may not be resold unless they are registered under the Securities Act, or are sold pursuant to an applicable exemption from registration, such as Rule 144 under the Securities Act. The existing shareholders, including the ESOP and certain of its participants, are subject to restrictions on any public sale or distribution of Common Stock for a period of at least 180 days following the effective date of the Registration Statement.

  In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year or any person who may be deemed an affiliate of the Company is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of (i) 1.0% of the Company's then outstanding shares of Common Stock (approximately 105,792 shares immediately after the Offering, assuming no exercise of outstanding stock options) or (ii) the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of public information about the Company.

  Beginning 90 days after the date of this Prospectus and subject to the agreements of the holders thereof not to sell such shares for 180 days following the effective date of the Registration Statement, 246,300 of the Restricted Shares will be eligible for sale in the public market under Rule 144, provided the conditions of that rule have been met. A total of 1,822,200 of the Restricted Shares are subject to lock-up agreements with the Underwriters that prohibit their sale or other disposition for 180 days from the date of this Prospectus without the prior written consent of the Representatives. An additional 4,007,070 shares held in the ESOP and allocated to participant accounts are eligible for distribution only if a vested employee terminates service or is over the age of 65.

  Prior to the Offering, there has been no market for the Common Stock and no predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale would have on the prevailing market price. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the prevailing market price and could impair the Company's ability to raise capital at that time through the sale of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of an Underwriting Agreement, dated
             , 1998 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), BT Alex. Brown and Wheat First Union, a division of Wheat First Securities, Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite their names below.

                                                                       NUMBER OF
                                                                       SHARES TO
                                                                          BE
      UNDERWRITERS                                                     PURCHASED
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      BT Alex. Brown..................................................
      Wheat First Securities, Inc.....................................
                                                                       ---------
          Total....................................................... 4,750,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

  The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including
the Underwriters) at such price less a concession not in excess of $       per
share. The Underwriters may allow and such dealers may re-allow, to certain
other dealers a concession not in excess of $        per share. After the
initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company and the Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 712,500 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Company, its executive officers and directors and certain shareholders of the Company (including the Selling Shareholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common

Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company (including the Selling Shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

  Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

  Application has been made for the Common Stock to be approved for listing on the NYSE under the trading symbol "CDH."

  Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri. Certain legal matters will be passed upon for the Underwriters by Gardere & Wynne, L.L.P., Dallas, Texas.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company at February 28, 1998 and 1997 and for each of the three years in the period ended February 28, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Gimbel Investor Group L.P. at April 30, 1997 and 1996 and for each of the three years in the period ended April 30, 1997, appearing in this Prospectus and Registration Statement have been audited by Blackman Kallick Bartelstein, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed a registration statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. The Registration Statement is available for inspection and copying at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. The SEC maintains a World Wide Web site on the Internet at http:\\www.sec.gov that contains information concerning the Company.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
C.D. SMITH DRUG COMPANY AND SUBSIDIARIES CONSOLIDATED FINANCIAL
 STATEMENTS FOR THE FISCAL YEARS ENDED FEBRUARY 28, 1998, FEBRUARY 28,
 1997 AND FEBRUARY 29, 1996
  Report of Independent Auditors.........................................   F-2
  Consolidated Balance Sheets at February 28, 1998 and February 28, 1997.   F-3
  Consolidated Statements of Income for the Fiscal Years ended February
   28, 1998, February 28, 1997 and February 29, 1996.....................   F-4
  Consolidated Statements of Shareholders' Equity for the Fiscal Years
   ended February 28, 1998, February 28, 1997 and February 29, 1996......   F-5
  Consolidated Statements of Cash Flows for the Fiscal Years ended
   February 28, 1998, February 28, 1997 and February 29, 1996............   F-6
  Notes to Consolidated Financial Statements.............................   F-7
C.D. SMITH DRUG COMPANY AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS AS OF MAY 31, 1998
  Condensed Consolidated Balance Sheets..................................  F-17
  Condensed Consolidated Statements of Income............................  F-18
  Condensed Consolidated Statements of Cash Flows........................  F-19
  Notes to Condensed Consolidated Financial Statements...................  F-20
GIMBEL INVESTOR GROUP L.P. CONSOLIDATED FINANCIAL STATEMENTS FOR THE
 FISCAL YEARS ENDED APRIL 30, 1997, 1996 AND 1995
  Independent Auditors' Report...........................................  F-21
  Consolidated Balance Sheets at April 30, 1997 and 1996.................  F-22
  Consolidated Statements of Income for the Fiscal Years ended April 30,
   1997, 1996 and 1995...................................................  F-23
  Consolidated Statements of Partners' Capital for the Fiscal Years ended
   April 30, 1997, 1996 and 1995.........................................  F-24
  Consolidated Statements of Cash Flows for the Fiscal Years ended April
   30, 1997, 1996 and 1995...............................................  F-25
  Notes to Consolidated Financial Statements.............................  F-26
GIMBEL INVESTOR GROUP L.P. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE PERIOD FROM MAY 1, 1997 TO OCTOBER 3, 1997
  Consolidated Statement of Operations for the period from May 1, 1997 to
   October 3, 1997.......................................................  F-32
  Consolidated Statement of Cash Flows for the period from May 1, 1997 to
   October 3, 1997.......................................................  F-33

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
C.D. Smith Drug Company and Subsidiaries

  We have audited the accompanying consolidated balance sheets of C.D. Smith Drug Company and subsidiaries (the "Company") as of February 28, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of C.D. Smith Drug Company and subsidiaries at February 28, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 1998, in conformity with generally accepted accounting principles.

Kansas City, Missouri
April 10, 1998, except for
 Note 11 as to which the
 date is           , 1998

                                          The foregoing report is in the form
                                          that will be signed upon completion
                                          of the change in the Company's
                                          capital stock and the 51-for-1
                                          common stock split as described in
                                          Note 11 to the consolidated
                                          financial statements.

                                                              Ernst & Young LLP

                                          Kansas City, Missouri
                                          June 1, 1998

                    C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                           FEBRUARY 28,
                                                     -------------------------
                                                         1998         1997
                                                     ------------  -----------
ASSETS (NOTE 4)
Current assets:
  Cash.............................................. $     42,243  $    17,437
  Trade accounts and notes receivable, less
   allowance for doubtful receivables of $650,384 in
   1998 and $248,933 in 1997........................   56,059,092   15,400,134
  Other receivables.................................    3,298,940      525,410
  Refundable income taxes...........................      542,762          --
  Merchandise inventory.............................   73,671,570   30,733,499
  Prepaid expenses..................................      380,307      134,677
                                                     ------------  -----------
    Total current assets............................  133,994,914   46,811,157
Property and equipment, net (Note 3)................    6,723,476    3,175,196
Other assets:
  Goodwill, net of accumulated amortization of
   $266,330 in 1998 (Note 2)........................   25,301,231          --
  Deferred income taxes (Note 7)....................      786,000          --
  Debt issuance costs net of accumulated
   amortization of $154,515 in 1998.................    1,502,196          --
  Other.............................................      393,867      235,335
                                                     ------------  -----------
    Total assets.................................... $168,701,684  $50,221,688
                                                     ============  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................. $ 60,554,993  $23,599,940
  Accrued expenses..................................    2,708,626    1,664,935
  Income taxes payable..............................          --       334,035
  Deferred income taxes (Note 7)....................    2,380,000       96,000
  Current portion of long-term debt (Note 4)........      445,072      305,072
                                                     ------------  -----------
    Total current liabilities.......................   66,088,691   25,999,982
Line of credit (Note 4).............................   80,880,927   19,436,574
Long-term debt, less current portion (Note 4).......    2,371,036    1,002,777
Deferred income taxes...............................          --       615,000
Subordinated note payable (Note 5)..................    9,663,026          --
Common stock put warrants (Note 6)..................    2,569,000          --
Shareholders' equity (Notes 4, 8 and 12):
  Preferred stock, $.01 par value:
   Authorized shares--10,000,000
   Issued and outstanding shares--none..............          --           --
  Common stock, $.01 par value:
   Authorized shares--90,000,000
   Issued shares--10,200,000........................      102,000      102,000
  Additional paid-in capital........................       98,000       98,000
  Retained earnings.................................    8,478,444    4,481,731
  Treasury stock, at cost, 4,295,730 shares in 1998
   and 4,208,979 shares in 1997.....................   (1,133,331)    (953,195)
                                                     ------------  -----------
                                                        7,545,113    3,728,536
  Less note receivable from ESOP....................     (416,109)    (561,181)
                                                     ------------  -----------
                                                        7,129,004    3,167,355
                                                     ------------  -----------
    Total liabilities and shareholders' equity...... $168,701,684  $50,221,688
                                                     ============  ===========

                            See accompanying notes.

                    C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                      YEAR ENDED     YEAR ENDED    YEAR ENDED
                                     FEBRUARY 28,   FEBRUARY 28,  FEBRUARY 29,
                                         1998           1997          1996
                                     -------------  ------------  ------------
Net sales........................... $ 544,090,215  $301,523,181  $224,163,431
Cost of goods sold..................   516,667,769   286,784,687   213,481,167
                                     -------------  ------------  ------------
Gross profit........................    27,422,446    14,738,494    10,682,264
Operating expenses:
  Selling, general and
   administrative...................    15,878,659     9,985,350     7,975,655
  Depreciation and amortization.....       923,178       279,280       220,609
                                     -------------  ------------  ------------
                                        16,801,837    10,264,630     8,196,264
                                     -------------  ------------  ------------
Operating income....................    10,620,609     4,473,864     2,486,000
Other income (expense):
  Interest income...................       238,352       142,385        82,684
  Interest expense on credit
   facilities.......................    (3,834,459)   (1,571,214)   (1,478,483)
  Interest expense on subordinated
   debt (Note 5)....................     (812,026)           --            --
  Other, net........................        51,101       (15,842)      (40,720)
                                     -------------  ------------  ------------
                                       (4,357,032)    (1,444,671)   (1,436,519)
                                     -------------  ------------  ------------
Income before income taxes..........     6,263,577     3,029,193     1,049,481
Income tax provision (Note 7).......     2,266,864     1,099,190       415,377
                                     -------------  ------------  ------------
Net income.......................... $   3,996,713  $  1,930,003  $    634,104
                                     =============  ============  ============
Net income per share (Note 11):
  Basic............................. $        0.67  $       0.29  $       0.07
                                     =============  ============  ============
  Diluted........................... $        0.56  $       0.28  $       0.07
                                     =============  ============  ============


                            See accompanying notes.

                    C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                   ADDITIONAL                            NOTE
                           COMMON   PAID-IN    RETAINED   TREASURY    RECEIVABLE
                           STOCK    CAPITAL    EARNINGS     STOCK     FROM ESOP     TOTAL
                          -------- ---------- ---------- -----------  ----------  ----------
Balance at March 1,
 1995...................  $102,000  $98,000   $1,917,624 $       --   $(851,325)  $1,266,299
 Net income.............       --       --       634,104         --         --       634,104
 Collections on note
  receivable............       --       --           --          --     145,072      145,072
 Purchase of treasury
  stock.................       --       --           --     (161,400)       --      (161,400)
                          --------  -------   ---------- -----------  ---------   ----------
Balances at February 29,
 1996...................   102,000   98,000    2,551,728    (161,400)  (706,253)   1,884,075
 Net income.............       --       --     1,930,003         --         --     1,930,003
 Collections on note
  receivable............       --       --           --          --     145,072      145,072
 Purchase of treasury
  stock.................       --       --           --     (791,795)       --      (791,795)
                          --------  -------   ---------- -----------  ---------   ----------
Balances at February 28,
 1997...................   102,000   98,000    4,481,731    (953,195)  (561,181)   3,167,355
 Net income.............       --       --     3,996,713         --         --     3,996,713
 Collections on note
  receivable............       --       --           --          --     145,072      145,072
 Purchase of treasury
  stock.................       --       --           --     (180,136)       --      (180,136)
                          --------  -------   ---------- -----------  ---------   ----------
Balances at February 28,
 1998...................  $102,000  $98,000   $8,478,444 $(1,133,331) $(416,109)  $7,129,004
                          ========  =======   ========== ===========  =========   ==========


                            See accompanying notes.

                    C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    YEAR ENDED     YEAR ENDED     YEAR ENDED
                                   FEBRUARY 28,   FEBRUARY 28,   FEBRUARY 29,
                                       1998           1997           1996
                                   -------------  -------------  -------------
OPERATING ACTIVITIES
Net income.......................  $   3,996,713  $   1,930,003  $     634,104
Adjustments to reconcile net
 income to net cash provided by
 (used in) operating activities:
  Depreciation...................        653,478        279,280        220,609
  Amortization...................        656,241            --             --
  Net gain on sale of property
   and equipment.................         (7,775)           --             --
  Provision for doubtful
   accounts......................        200,825        222,900         37,480
  Deferred income taxes..........        (44,496)       243,000        288,000
  Changes in operating assets and
   liabilities, net of the
   effects from the General Drug
   Acquisition:
    Trade accounts and notes
     receivable..................     (5,277,838)    (4,856,823)      (426,660)
    Other receivables............      1,826,376        (52,164)      (371,735)
    Refundable income taxes......        808,531            --             --
    Merchandise inventory........     (1,984,843)   (10,110,601)    (6,285,443)
    Prepaid expenses.............         34,642         71,233         76,790
    Other........................          5,598         62,545         78,203
    Accounts payable.............     (1,627,988)     4,709,217      4,763,476
    Accrued expenses.............     (4,810,404)       245,963        965,724
    Income taxes payable.........       (334,035)       258,402         75,633
                                   -------------  -------------  -------------
Net cash provided by (used in)
 operating activities............     (5,904,975)    (6,997,045)        56,181
INVESTING ACTIVITIES
Purchases of property and
 equipment.......................       (819,275)    (1,109,324)      (288,634)
Proceeds from sale of property
 and equipment...................         56,875         12,500            --
Collections on note receivable
 from ESOP.......................        145,072        145,072        145,072
Net cash paid in the General Drug
 Acquisition, including
 transaction costs...............    (29,097,392)           --             --
                                   -------------  -------------  -------------
Net cash used in investing
 activities......................    (29,714,720)      (951,752)      (143,562)
FINANCING ACTIVITIES
Borrowings on line of credit.....    576,864,146    306,643,441    223,438,779
Principal payments on line of
 credit..........................   (551,639,405)  (298,517,612)  (222,864,039)
Proceeds from issuance of long-
 term debt.......................      1,859,996        800,000            --
Principal payments on long-term
 debt............................     (1,603,389)      (271,440)      (231,425)
Proceeds from issuance of
 subordinated note payable with
 common stock put warrants.......     12,000,000            --             --
Payments of debt issuance costs..     (1,656,711)           --             --
Purchases of treasury stock......       (180,136)      (791,795)      (161,400)
                                   -------------  -------------  -------------
Net cash provided by financing
 activities......................     35,644,501      7,862,594        181,915
                                   -------------  -------------  -------------
Increase (decrease) in cash......         24,806        (86,203)        94,534
Cash at beginning of year........         17,437        103,640          9,106
                                   -------------  -------------  -------------
Cash at end of year..............  $      42,243  $      17,437  $     103,640
                                   =============  =============  =============
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION
Cash paid during the year for:
  Interest.......................  $   4,025,577  $   1,523,760  $   1,460,469
                                   =============  =============  =============
  Income taxes...................  $   1,814,000  $     597,788  $      55,000
                                   =============  =============  =============
Cash received during the year
 for:
  Income tax refund..............  $         --   $         --   $      58,962
                                   =============  =============  =============

                            See accompanying notes.

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 DESCRIPTION OF BUSINESS

  C.D. Smith Drug Company ("C.D. Smith"), a Missouri corporation, and its subsidiaries (collectively referred to as the "Company") are regional full-line, full-service wholesale distributors of pharmaceuticals and related products. The Company's customers consist primarily of independent pharmacies, health care institutions and regional and national chain pharmacies located in its core territories of the midwestern United States and New England.

 PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include C.D. Smith and its wholly owned subsidiaries, C.D.S. Transportation, Inc. and G.D. Holdings of Delaware, Inc., ("Holdings"). Holdings owns 100% of the common stock of General Drug Company and its wholly owned subsidiaries, James Brudnick Company, Inc. and SBS Pharmaceuticals, Inc. (collectively referred to as "the General Drug Companies"). All significant intercompany balances and transactions have been eliminated upon consolidation. As discussed in Note 2, the General Drug Companies were acquired in October 1997 (the "General Drug Acquisition") in connection with the acquisition of Gimbel Investor Group, L.P. ("Gimbel").

 REVENUE RECOGNITION

  The Company recognizes sales when products are shipped.

 INVENTORIES

  Inventories are stated at the lower of cost, which approximates the first-in, first-out ("FIFO") method, or market.

 PROPERTY AND EQUIPMENT

  Property and equipment are stated on the basis of cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Generally, the estimated useful lives are five to forty years for buildings and improvements, five to fifteen years for machinery and equipment, five years for vehicles, and three to seven years for office equipment.

 OTHER RECEIVABLES

  Other receivables consist principally of rebates receivable from manufacturers, which are recognized when earned.

 GOODWILL

  Goodwill, resulting from the General Drug Acquisition, is being amortized over its estimated life of 40 years using the straight-line method.

 DEBT ISSUANCE COSTS

  Debt issuance costs of approximately $1.6 million were incurred in obtaining financing for the General Drug Acquisition (see Note 2). These financing costs are being amortized to interest expense over the term of the different debt instruments, which range from three to seven years, using the straight-line method.

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

 INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes, whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 USE OF ESTIMATES

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 CREDIT CONCENTRATIONS

  The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

 FINANCIAL INSTRUMENTS

  The carrying value of the Company's financial instruments, including cash, trade accounts and notes receivable, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets, approximates fair value.

 CASH

  The Company maintains both a lockbox account for cash received from customers and a controlled disbursement checking account. Cash received from customers in the lockbox account is used to reduce borrowings on the revolving line of credit (see Note 4). At February 28, 1998 and 1997, cash received from customers in the lockbox account of $6,012,976 and $227,787, respectively, has been recorded as a reduction in the balance of the revolving line of credit in the accompanying consolidated balance sheets. The controlled disbursement account allows for daily advances from the revolving line of credit in amounts sufficient to cover checks presented for payment at the bank each day. The amount of checks issued but not presented at the bank, totaling $13,492,420 and $3,289,327 at February 28, 1998 and 1997, respectively, has been included in the balance of line-of-credit borrowings in the accompanying consolidated balance sheets.

 EMPLOYEE STOCK OWNERSHIP PLAN

  The Company has elected to follow Statement of Position ("SOP") 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," issued by the American Institute of Certified Public Accountants ("AICPA"). The amount contributed or committed to be contributed to the C.D. Smith Drug Company Employee Stock Ownership Plan ("ESOP") with respect to a given year is charged to expense. The compensation and interest elements of the contribution are separately reported. See Note 8.

 STOCK-BASED COMPENSATION

  The Company has elected to follow Accounting Principals Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options because, as discussed in Note 10, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, compensation expense is recorded over the related vesting period when the exercise price is less than the estimated fair value of the stock at the date of grant. The Company

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES has established the exercise prices of options granted at fair value, as determined by the Board of Directors, giving consideration to the valuation of the Company's common stock completed by an independent appraiser within the year in which the stock options were granted. In accordance with APB No. 25, the Company has recorded no compensation expense related to options granted. See Note 10.

 EARNINGS PER SHARE

  In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to SFAS No. 128 requirements.

  The following table sets forth the computation of basic and diluted earnings per share in accordance with SFAS No. 128:

                                             YEAR ENDED YEAR ENDED  YEAR ENDED
                                              FEBRUARY   FEBRUARY  FEBRUARY 29,
                                              28, 1998   28, 1997      1996
                                             ---------- ---------- ------------
      Numerator (basic and diluted):
        Net income.......................... $3,996,713 $1,930,003  $ 634,104
                                             ========== ==========  =========
      Denominator:
        Denominator for basic earnings per
         share--weighted average shares
         outstanding........................  5,963,481  6,699,564  9,499,821
        Effect of dilutive securities:
          Stock options.....................    697,272    172,635        --
          Warrants..........................    505,257        --         --
                                             ---------- ----------  ---------
      Dilutive potential common shares......  1,202,529    172,635        --
                                             ---------- ----------  ---------
      Denominator for diluted earnings per
       share................................  7,166,010  6,872,199  9,499,821
                                             ========== ==========  =========
      Net income per share--basic........... $      .67 $      .29  $     .07
                                             ========== ==========  =========
      Net income per share--diluted......... $      .56 $      .28  $     .07
                                             ========== ==========  =========

  All shares held by the ESOP are considered outstanding for purposes of computing earnings per share.

 RECLASSIFICATIONS

  Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the 1998 presentation.

 NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources, and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for the Company's fiscal year ending February 28, 1999, with earlier application permitted.

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

2. THE GENERAL DRUG ACQUISITION

  Effective October 3, 1997, C.D. Smith consummated the General Drug Acquisition, purchasing all outstanding partnership interests in Gimbel, which owns 100% of the outstanding stock of Holdings, the parent company of the General Drug Companies, for $28 million in cash. The transaction was accounted for using the purchase method. The purchase price was allocated to net assets acquired on the basis of their estimated fair values. Inventories of the General Drug Companies, previously accounted for using the last-in, first-out method, were valued at replacement cost and deferred taxes were recorded for the resulting difference from the tax basis of such inventories. In addition, the recorded amounts of goodwill were written off. The excess of the purchase price, including approximately $1.1 million of transaction costs, over the fair market value of the net assets acquired amounted to $25,567,561 and has been recorded as goodwill. All operations acquired from Gimbel are conducted within the General Drug Companies. Gimbel and Holdings had no material assets or liabilities aside from those related to their investment in the General Drug Companies. The General Drug Companies' results of operations have been included in the consolidated results of operations since the date of acquisition.

  The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the General Drug Companies as if the General Drug Acquisition had occurred at the beginning of the fiscal year ended February 28, 1997. Pro forma adjustments principally give effect to amortization of goodwill, interest expense on debt issued to fund the acquisition, the exclusion of certain compensation and noncompete expenses contractually required as a result of the General Drug Acquisition and related income tax effects. The unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations had this acquisition been completed as of these dates or which may occur in the future.

                                                             FEBRUARY 28,
                                                       -------------------------
                                                           1998         1997
                                                       ------------ ------------
      Net sales....................................... $762,259,269 $693,213,000
      Gross profit....................................   39,928,433   37,420,424
      Operating income................................   15,349,299   13,566,260
      Net income......................................    4,392,426    3,657,979
      Net income per share:
        Basic......................................... $       0.74 $       0.55
        Diluted.......................................         0.61         0.53

3. PROPERTY AND EQUIPMENT

  Property and equipment at February 28, 1998 and 1997 consists of the following:

                                                           1998         1997
                                                        -----------  ----------
      Land............................................. $   273,500  $  135,000
      Building and improvements........................   3,736,708   1,694,909
      Machinery and equipment..........................   1,398,209     908,542
      Vehicles.........................................     326,102     180,009
      Office equipment.................................   2,485,602   1,135,757
                                                        -----------  ----------
                                                          8,220,121   4,054,217
      Less accumulated depreciation....................  (1,496,645)   (879,021)
                                                        -----------  ----------
                                                        $ 6,723,476  $3,175,196
                                                        ===========  ==========

4. LINE OF CREDIT AND LONG-TERM DEBT

  In connection with the General Drug Acquisition the Company refinanced its senior credit facility with a group of lending institutions providing for a revolving line of credit and certain term notes. All existing debt of the General Drug Companies was refinanced through the new credit facility. Under the terms of the new facility, which expires in October 2000, the Company may borrow up to approximately $90 million, in addition to the

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES amounts outstanding under the term notes described below, based on eligible inventory and accounts receivable balances (the "borrowing base"). At February 28, 1998, the borrowing base amounted to approximately $102 million. The Company must pay an aggregate commitment fee of .2% per annum on the unused balance of the credit facility plus an agency fee of $10,000 per month. At February 28, 1998, availability under the revolving line of credit was $16,747,000, excluding the effects of outstanding checks and lockbox receipts included in outstanding line-of-credit borrowings, as discussed in Note 1. Generally, advances bear interest at the lender's prime rate (8.5% at February 28, 1998) payable monthly. The Company has an option to pay interest on a specified amount not less than $1 million at the London Interbank Offered Rate (LIBOR) plus 1.75% if LIBOR loans are purchased. Such interest periods are of a one-, two-, or three-month duration. The line of credit borrowings, amounting to $80,880,927 and bearing interest at a weighted average LIBOR-based rate of 7.79% at February 28, 1998, are collateralized by substantially all assets of the Company and its subsidiaries. Beginning in October 2000, the senior credit facility can be renewed for one-year terms upon mutual consent.

  At February 28, 1997, C.D. Smith maintained a credit facility with a lending institution providing for a revolving line of credit and two term notes. Under the terms of the facility, which was to expire in February 2000, C.D. Smith could borrow up to $32 million, including the amounts outstanding under the term notes, based on eligible inventory and accounts receivable balances. At February 28, 1997, the borrowing base amounted to approximately $27 million. Interest on borrowings under the revolving line of credit was payable monthly at the lender's prime rate (8.25% at February 28, 1997) plus 1.1%. Line-of-credit borrowings of $19,436,574 at February 28, 1997 were collateralized by substantially all assets of C.D. Smith and had been personally guaranteed up to $1 million by the Chief Executive Officer ("CEO") of C.D. Smith.

  The agreement governing the senior credit facility contains several covenants which, among other things, restrict capital expenditures and dividend payments and require the Company to maintain certain specified levels of net worth, interest and debt service coverage and minimum levels of stock ownership by the ESOP and the CEO. This agreement also limits cash dividends, loans or cash transfers from the General Drug Companies to C.D. Smith, other than purchases and sales between the companies in the normal course of business. At February 28, 1998, restricted net assets of the General Drug Companies were approximately $22.5 million.

  The Company's long-term debt at February 28, all of which is due October 2000, unless extended by mutual consent of the Company and the lending institutions, consists of the following:

                                                              FEBRUARY 28,
                                                          ---------------------
                                                             1998       1997
                                                          ---------- ----------
   Notes payable to lending institutions under term note
    provisions of the senior credit facility described
    above, in monthly installments of $12,089, plus in-
    terest at .5% below the bank's prime rate, collater-
    alized by 1,575,900 shares of common stock held by
    the ESOP............................................  $  416,109 $  561,181
   Notes payable to lending institutions under term note
    provisions of the senior credit facility described
    above, in monthly installments of $16,667, plus in-
    terest at the bank's prime rate, collateralized by
    certain warehouse equipment.........................     933,332    746,668
   Notes payable to lending institutions under term note
    provisions of the senior credit facility described
    above, in monthly installments aggregating $8,333,
    plus interest at the bank's prime rate, collateral-
    ized by certain real estate.........................   1,466,667        --
                                                          ---------- ----------
                                                           2,816,108  1,307,849
   Less current portion.................................     445,072    305,072
                                                          ---------- ----------
                                                          $2,371,036 $1,002,777
                                                          ========== ==========

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

  The prime rate of the lending institutions providing the term debt discussed above was 8.50% at February 28, 1998.

  Principal maturities of long-term debt, other than borrowings under the line of credit which expires in October 2000, for each of the next three years are as follows:

                      YEAR ENDING
                      FEBRUARY 28             AMOUNT
                      -----------           ----------
             1999.......................... $  445,072
             2000..........................    445,072
             2001..........................  1,925,964

5. SUBORDINATED NOTE PAYABLE

  In conjunction with the General Drug Acquisition, C.D. Smith issued a subordinated note payable due October 3, 2004 in the principal amount of $12 million with detachable stock warrants (see Note 6) to an investment group. Interest at 12% per annum is payable quarterly. Principal installments are due and payable 90 days after the end of each fiscal year, commencing with the fiscal year ending February 28, 1999, in an amount equal to 30% of "Excess Cash Flow" as defined below subject to certain conditions. "Excess Cash Flow" is generally defined in the related agreement as consolidated earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") minus current tax liabilities, interest paid, principal payments and capital expenditures. The estimated fair value of the warrants at October 3, 1997, amounting to $2,569,000, was recorded as a discount on the subordinated debt. The discount is being amortized to interest expense over the seven-year term using the interest method resulting in an effective interest rate of 17.9% on the subordinated debt. The amount of unamortized discount at February 28, 1998 is $2,336,974.

  The subordinated note agreement contains several covenants which are similar to the covenants associated with the Company's senior credit facility (see
Note 4).

6. COMMON STOCK PUT WARRANTS

  The detachable common stock warrants to purchase 1,246,236 shares of common stock of the Company (1,080,078 in the event the initial public offering discussed in Note 11 is completed) discussed in Note 5 are subject to certain antidilution and other adjustments, as defined in the related agreement. The warrants are exercisable on October 3, 2002, or earlier if certain events occur as defined in the agreement, at a price of $0.0004 per share. After the fifth anniversary of the closing of the General Drug Acquisition, the holders have an option to put the warrants to the Company at a price based on a multiple of EBITDA less indebtedness and certain other amounts as defined in the agreement. Once the warrants have been put to the Company, the put price is payable no earlier than 90 days but no later than 100 days of the put date. Additionally, after the sixth anniversary of the closing, the Company has the option to exercise a call right to purchase from the holders all or any portion of such warrant securities, and the holders are obligated to sell at a price determined in a similar manner to that of the put option. The $2,569,000 value of these put warrants is presented as a liability in the accompanying consolidated balance sheet due to the holder's option to require settlement in cash. The Company is accreting the recorded amount of the warrants to the highest redemption price of the put warrant using the interest method. No accretion was necessary at February 28, 1998 as the redemption price calculated per the agreement did not exceed the recorded amount of the warrants.

7. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company files its consolidated income tax return on a fiscal year ending September 30. However, for purposes of computing deferred taxes in the accompanying consolidated financial statements, the tax bases of assets and liabilities are determined as if the Company were filing a tax return as of the balance sheet date.

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

  The Company's effective tax rate differed from the statutory federal income tax rate as follows:

                                          YEAR ENDED   YEAR ENDED   YEAR ENDED
                                         FEBRUARY 28, FEBRUARY 28, FEBRUARY 29,
                                             1998         1997         1996
                                         ------------ ------------ ------------
   Federal income tax statutory rate....     34.0%        34.0%        34.0%
   State income taxes, net of federal
    tax benefit.........................      2.5          2.0          4.3
   Other, net...........................      (.3)          .3          1.3
                                            -----         ----         ----
                                            36.2%         36.3%        39.6%
                                            =====         ====         ====

  The lower state income tax rate in 1998 and 1997 is attributable to the effects of enterprise zone tax credits obtained and utilized by the Company in those years.

  Significant components of the Company's deferred tax assets and liabilities as of February 28, 1998 and 1997 are as follows:

                                                           1998        1997
                                                        -----------  ---------
      Deferred tax assets:
        Allowance for doubtful receivables............. $   241,000  $  91,000
        Uniform capitalization costs...................      95,000     53,000
        Amortization of tax basis noncompete asset.....   1,677,000        --
        Vacation accrual...............................     129,000     55,000
                                                        -----------  ---------
      Total deferred tax assets........................   2,142,000    199,000
      Deferred tax liabilities:
        Inventory......................................  (3,259,000)  (733,000)
        Depreciation...................................    (477,000)  (177,000)
                                                        -----------  ---------
      Total deferred tax liabilities...................  (3,736,000)  (910,000)
                                                        -----------  ---------
      Net deferred tax liability....................... $(1,594,000) $(711,000)
                                                        ===========  =========

  The income tax provision (benefit) for 1998, 1997 and 1996 consists of the following:

                                                  CURRENT   DEFERRED    TOTAL
                                                 ---------- --------  ----------
      1998
      Federal................................... $2,068,965 $(38,692) $2,030,273
      State.....................................    242,395   (5,804)    236,591
                                                 ---------- --------  ----------
                                                 $2,311,360 $(44,496) $2,266,864
                                                 ========== ========  ==========
      1997
      Federal................................... $  781,154 $224,816  $1,005,970
      State.....................................     75,036   18,184      93,220
                                                 ---------- --------  ----------
                                                  $ 856,190 $243,000  $1,099,190
                                                 ========== ========  ==========
      1996
      Federal................................... $  119,820 $226,965  $  346,785
      State.....................................      7,557   61,035      68,592
                                                 ---------- --------  ----------
                                                 $  127,377 $288,000  $  415,377
                                                 ========== ========  ==========

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

8. EMPLOYEE BENEFIT PLANS

 EMPLOYEE STOCK OWNERSHIP PLAN

  The Company has an ESOP covering substantially all employees with over one year of service. Under the ESOP, the Company initially obtained a term loan from an outside bank in 1991 (see Note 4) and disbursed the proceeds to the ESOP in exchange for a note receivable for purposes of acquiring shares from the original shareholders. Shares held as collateral under the term loan are released each year in the proportion of principal and interest paid in the current year to the principal and interest remaining to be paid over the life of the loan. The Company is obligated to make annual contributions sufficient to enable the ESOP to repay the loan with interest at .5% below the prime rate. The ESOP currently owns 5,582,970 shares of stock in the Company, of which 4,007,070 are allocated. ESOP contributions totaling $145,072 were expensed during each of the three years in the period ended February 28, 1998.

  The estimated repurchase obligation for allocated shares which are vested at February 28, 1998 is approximately $6.2 million. The loan and receivable are recorded in the Company's consolidated balance sheets as long-term debt and a reduction in shareholders' equity, respectively.

 DEFINED CONTRIBUTION PLAN

  The Company maintains a defined contribution 401(k) plan which covers substantially all C.D. Smith employees with at least one year of service and, effective January 1, 1998, substantially all nonunion employees of General Drug Company with at least one year of prior service. Under the plan, employees may elect to contribute a percentage of their annual salary subject to Internal Revenue Code ("IRC") maximum limitations. The plan provides for employer matching and discretionary contributions, the amounts of which are to be determined annually by the Board of Directors. During the 1997 plan year, the Company matched 50% of employee contributions up to 4% of qualified compensation.

  James Brudnick Company, Inc. also maintains a defined contribution plan which covers substantially all employees with at least six months of service. The plan provides for employer discretionary contributions, the amounts of which are to be determined annually by the Company's Board of Directors.

  Contribution expense, representing employer contributions under the above plans, was $96,830 and $13,666 for the years ended February 28, 1998 and 1997, respectively. No matching discretionary contributions were provided for the year ended February 29, 1996.

 MULTIEMPLOYER PLANS

  The Company also participates in two multiemployer, union administered, pension plans that principally cover warehouse workers and drivers at the General Drug Companies. The Company recognizes as an expense the required contributions for these plans, the amounts of which were insignificant for the year ended February 28, 1998.

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

9. LEASES

  The Company has entered into noncancelable operating leases for certain facilities, computer equipment and vehicles.

  Future minimum rental payments under these noncancelable operating leases are as follows:

      YEAR ENDING
      FEBRUARY 28                                                       AMOUNT
      -----------                                                     ----------
      1999........................................................... $  494,698
      2000...........................................................    372,032
      2001...........................................................    246,823
      2002...........................................................    189,371
      2003...........................................................    160,189
      Thereafter.....................................................    147,516
                                                                      ----------
      Total.......................................................... $1,610,629
                                                                      ==========

  Total rent expense for the years ended February 28, 1998 and 1997 and February 29, 1996 was $417,767, $285,129 and $353,859, respectively.

10. STOCK OPTIONS

  The Company has established the C.D. Smith Drug Company 1996 Equity Compensation Plan pursuant to which options to purchase up to 1,530,000 shares of common stock may be granted to employees at prices which approximate the fair value of the shares on the dates of grant. The terms and vesting provisions of these options are determined by the Board of Directors and may vary by optionee; however, no term may be longer than 10 years from the date of grant.

  In August 1996, C.D. Smith granted to certain members of management nonqualified stock options to purchase 790,500 shares of common stock at $0.44 per share. In October 1997, C.D. Smith granted additional nonqualified stock options to purchase 280,500 shares of common stock at $2.08 per share. The weighted average exercise price of options outstanding at February 28, 1998 is $0.87 per share.

  No options were exercised or canceled during the years ended February 28, 1998 and 1997. All options become immediately exercisable upon the date of grant. The weighted average fair values of options granted during the years ended February 28, 1998 and 1997, determined in accordance with SFAS No. 123, equaled $.12 and $0.58, respectively. The weighted-average remaining contractual life at February 28, 1998 was 8.72 years.

  The fair values of options granted were estimated at the date of grant using the Minimum Value Option Pricing Model with the following weighted-average assumptions: a risk-free interest rate of 6.10% and 6.50% for the years ended February 28, 1998 and 1997, respectively, and a weighted-average expected life of five years for each of the years ended February 28, 1998 and 1997. Under the Minimum Value Option Pricing Model, the volatility factor is excluded. The Company assumed a 0% dividend yield over the expected life of the options.

  The Minimum Value Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                   C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


  For purposes of the pro forma disclosures required under SFAS No. 123, the estimated fair value of the options is expensed in the year of grant as the options are immediately vested upon date of grant. For the years ended February 28, 1998 and 1997, the Company's pro forma net income equals $3,893,619 and $1,871,848, respectively, pro forma net income per share-basic equals $0.65 and $0.28, respectively, and pro forma net income per share-diluted equals $0.54 and $0.27, respectively.

11. PENDING PUBLIC OFFERING OF COMMON STOCK

  During June 1998, the Company filed a registration statement with the Securities and Exchange Commission for an underwritten initial public offering of 4,750,000 shares of common stock, 3,500,000 shares of which are to be offered by the Company (the Offering). The Board of Directors and shareholders have approved a change in the Company's capital stock to authorize 90,000,000 shares of $.01 par value common stock and 10,000,000 shares of $.01 par preferred stock and to effect a 51-for-1 common stock split in the form of a stock dividend immediately prior to consummation of the Offering. All share and per share information included in the accompanying consolidated financial statements has been adjusted to give retroactive effect to the common stock split.

                 C.D. SMITH DRUG COMPANY AND SUBSIDIARIES


                   CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         MAY 31,
                                                          1998     FEBRUARY 28,
                                                       (UNAUDITED)     1998
                                                       ----------- ------------
                                                            (IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
ASSETS
Current assets:
  Cash................................................  $    --     $      42
  Trade accounts and notes receivable, less allowance
   of $665 at May 31, 1998 and $650 at February 28,
   1998...............................................    52,363       56,059
  Other receivables...................................     3,927        3,299
  Refundable income taxes.............................       --           543
  Merchandise inventory...............................    79,943       73,672
  Prepaid expenses and other..........................       535          380
                                                        --------    ---------
    Total current assets..............................   136,768      133,995
Property and equipment, net...........................     7,051        6,724
Other assets:
  Goodwill, net.......................................    25,141       25,301
  Debt issuance costs, net............................     1,409        1,502
  Other assets........................................     1,256        1,180
                                                        --------    ---------
    Total assets......................................  $171,625    $ 168,702
                                                        ========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $ 65,740    $  60,555
  Accrued expenses....................................     2,600        2,709
  Income taxes payable................................       112          --
  Deferred income taxes...............................     2,084        2,380
  Current portion of long-term debt...................       445          445
                                                        --------    ---------
    Total current liabilities.........................    70,981       66,089
Line of credit .......................................    78,449       80,881
Long-term debt, less current portion..................     2,260        2,371
Subordinated note payable.............................     9,807        9,663
Common stock put warrants.............................     2,569        2,569
Shareholders' equity:
  Common stock, $.01 par value........................       102          102
  Additional paid-in capital..........................        98           98
  Retained earnings...................................     8,872        8,478
  Treasury stock......................................    (1,133)      (1,133)
                                                        --------    ---------
                                                           7,939        7,545
  Less note receivable from ESOP......................      (380)        (416)
                                                        --------    ---------
                                                           7,559        7,129
                                                        --------    ---------
    Total liabilities and shareholders' equity........  $171,625    $ 168,702
                                                        ========    =========

                          See accompanying notes.

                 C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                (UNAUDITED)

                                                                THREE MONTHS
                                                               ENDED MAY 31,
                                                              -----------------
                                                                1998     1997
                                                              --------  -------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                   DATA)
Net sales.................................................... $206,866  $88,430
Cost of goods sold...........................................  196,920   84,502
                                                              --------  -------
Gross profit.................................................    9,946    3,928
Operating expenses:
  Selling, general and administrative........................    6,013    2,513
  Depreciation and amortization..............................      431       82
  Special charges (Note 3)...................................      817      --
                                                              --------  -------
                                                                 7,261    2,595
                                                              --------  -------
Operating income.............................................    2,685    1,333
Other income (expense):
  Interest income............................................       94       42
  Interest expense on credit facilities......................   (1,593)    (500)
  Interest expense on subordinated debt......................     (512)     --
  Other, net.................................................      (29)      (1)
                                                              --------  -------
                                                                (2,040)    (459)
                                                              --------  -------
Income before income taxes...................................      645      874
Income tax provision.........................................      251      332
                                                              --------  -------
Net income................................................... $    394  $   542
                                                              ========  =======
Net income per share (Notes 2 and 4):
  Basic...................................................... $   0.07  $  0.09
                                                              ========  =======
  Diluted.................................................... $   0.05  $  0.08
                                                              ========  =======

                          See accompanying notes.

                 C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (UNAUDITED)

                                                                THREE MONTHS
                                                               ENDED MAY 31,
                                                                1998     1997
                                                              --------  -------
                                                               (IN THOUSANDS)
NET CASH PROVIDED BY OPERATING ACTIVITIES.................... $  3,101  $ 4,659
INVESTING ACTIVITIES
Purchases of property and equipment..........................     (690)     (74)
Proceeds from sale of property and equipment.................       54      --
Collections on note receivable from ESOP.....................       36       36
                                                              --------  -------
Net cash used in investing activities........................     (600)     (38)
FINANCING ACTIVITIES
Borrowings on line of credit.................................  214,423   83,867
Principal payments on line of credit......................... (216,855) (88,423)
Proceeds from issuance of long-term debt.....................      --       --
Principal payments on long-term debt.........................     (111)     (80)
                                                              --------  -------
Net cash used in financing activities........................   (2,543)  (4,636)
                                                              --------  -------
Decrease in cash.............................................      (42)     (15)
Cash at beginning of period..................................       42       17
                                                              --------  -------
Cash at end of period........................................ $    --   $     2
                                                              ========  =======

                          See accompanying notes.

                 C.D. SMITH DRUG COMPANY AND SUBSIDIARIES

           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               (UNAUDITED)

                               MAY 31, 1998

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended May 31, 1998 are not necessarily indicative of the results that may be expected for the year ended February 28, 1999. For further information, refer to the consolidated financial statements and footnotes thereto, included herein.

2. NET INCOME PER SHARE

  The following table sets forth the computation of basic and diluted net income per share:

                                                                  THREE MONTHS
                                                                      ENDED
                                                                     MAY 31,
                                                                   1998   1997
                                                                  ------ ------
                                                                   (AMOUNTS IN
                                                                   THOUSANDS,
                                                                   EXCEPT PER
                                                                   SHARE DATA)
Numerator (basic and diluted):
  Net income..................................................... $  394 $  541
                                                                  ====== ======
Denominator:
  Denominator for basic earnings per share--weighted average shares outstanding............................................  5,904  5,991
  Effect of dilutive securities:
    Stock options................................................    873    623
    Warrants.....................................................  1,246    --
                                                                  ------ ------
Dilutive potential common shares.................................  2,119    623
                                                                  ------ ------
Denominator for diluted earnings per share.......................  8,023  6,614
                                                                  ====== ======
Net income per share--basic...................................... $ 0.07 $ 0.09
                                                                  ====== ======
Net income per share--assuming dilution.......................... $ 0.05 $ 0.08
                                                                  ====== ======

3. SPECIAL CHARGES

  Special charges of $817 include $592 for a severance payment to a former officer and a $225 loss on the sale of the tobacco and candy business of the General Drug Companies, which was sold for $1,900 in May 1998.

4. PENDING PUBLIC OFFERING OF COMMON STOCK

  During June 1998, the Company filed a registration statement with the Securities and Exchange Commission for an underwritten initial public offering of 4,750,000 shares of common stock, 3,500,000 shares of which are to be offered by the Company (the Offering). The Board of Directors and shareholders have approved a change in the Company's capital stock to authorize 90,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par preferred stock and to effect a 51-for-1 common stock split in the form of a stock dividend immediately prior to consummation of the Offering. All share and per share information included in the accompanying condensed consolidated financial statements has been adjusted to give retroactive effect to the common stock split. In connection with the Offering, the Company changed its name to C.D. Smith Healthcare, Inc.

                         INDEPENDENT AUDITOR'S REPORT

Partners
Gimbel Investor Group
Chicago, Illinois

  We have audited the accompanying consolidated balance sheets of Gimbel Investor Group, L.P. and Subsidiary (the "Group") as of April 30, 1997 and 1996, and the related consolidated statements of income, partners' capital and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gimbel Investor Group, L.P. and Subsidiary as of April 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.

                                          Blackman Kallick Bartlestein, LLP

Chicago, Illinois
May 26, 1998

                   GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                               APRIL 30,
                                                        -----------------------
                                                           1997        1996
ASSETS                                                  ----------- -----------
Current Assets
  Accounts receivable (net of allowance for doubtful
   accounts of $456,335
   and $616,544 for 1997 and 1996, respectively)....... $29,943,802 $30,122,633
  Inventories..........................................  35,072,165  37,062,079
  Prepaid expenses and other current assets............     532,072     485,104
                                                        ----------- -----------
    Total Current Assets...............................  65,548,039  67,669,816
Property and Equipment (net)...........................   2,522,880   2,399,466
Other Assets...........................................   3,320,270   3,122,515
                                                        ----------- -----------
                                                        $71,391,189 $73,191,797
                                                        =========== ===========
LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities
  Current portion of long-term debt.................... $   249,246 $    55,187
  Accounts payable.....................................  28,238,551  33,500,230
  Accrued expenses.....................................     636,511   1,171,117
                                                        ----------- -----------
    Total Current Liabilities..........................  29,124,308  34,726,534
Long-Term Debt, less current portion...................  36,582,560  34,467,707
                                                        ----------- -----------
    Total Liabilities..................................  65,706,868  69,194,241
Partners' Capital......................................   5,684,321   3,997,556
                                                        ----------- -----------
                                                        $71,391,189 $73,191,797
                                                        =========== ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                   GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                  YEARS ENDED APRIL 30,
                                          --------------------------------------
                                              1997         1996         1995
                                          ------------ ------------ ------------
Net sales................................ $372,921,546 $347,545,827 $343,925,741
Cost of sales............................  351,318,560  326,704,375  325,183,287
                                          ------------ ------------ ------------
Gross profit.............................   21,602,986   20,841,452   18,742,454
Operating expenses
  Selling, general and administrative....   11,584,734   10,883,847    9,283,265
  Depreciation and amortization..........      831,330    1,118,007    1,293,421
  Covenants not to compete...............    1,050,000    1,110,000    1,292,320
  Management fees........................      818,777      754,502      706,451
                                          ------------ ------------ ------------
    Operating Income.....................    7,318,145    6,975,096    6,166,997
                                          ------------ ------------ ------------
Other expenses
  Interest expense.......................    3,464,141    3,324,016    3,629,922
  Miscellaneous, net.....................      243,854      767,679      789,119
                                          ------------ ------------ ------------
    Total Other Expenses.................    3,707,995    4,091,695    4,419,041
                                          ------------ ------------ ------------
Income before income taxes...............    3,610,150    2,883,401    1,747,956
Income taxes.............................    1,423,385    1,121,677      799,512
                                          ------------ ------------ ------------
Net income............................... $  2,186,765 $  1,761,724 $    948,444
                                          ============ ============ ============


   The accompanying notes are an integral part of the consolidated financial statements.

                   GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

                                                                     PARTNERS'
                                                                      CAPITAL
                                                                     ----------
Balance at April 30, 1994........................................... $1,997,388
  Net Income........................................................    948,444
                                                                     ----------
Balance at April 30, 1995...........................................  2,945,832
  Contributed Capital...............................................  1,790,000
  Partners' Distribution............................................ (2,500,000)
  Net Income........................................................  1,761,724
                                                                     ----------
Balance at April 30, 1996...........................................  3,997,556
  Partners' Distribution............................................   (500,000)
  Net Income........................................................  2,186,765
                                                                     ----------
Balance at April 30, 1997........................................... $5,684,321
                                                                     ==========




   The accompanying notes are an integral part of the consolidated financial statements.

                   GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            YEARS ENDED APRIL 30
                                  -------------------------------------------
                                      1997           1996           1995
                                  -------------  -------------  -------------
OPERATING ACTIVITIES
Net income....................... $   2,186,765  $   1,761,724  $     948,444
Adjustments to reconcile net
 income to net cash provided by
 (used in) operating activities
  Depreciation...................       636,388        566,097        515,954
  Amortization...................       194,942        551,910        777,467
  Loss on sale of property and
   equipment.....................        25,759         35,055         16,584
  Deferred income taxes..........      (313,641)      (583,000)       (83,120)
  Changes in operating assets and
   liabilities
    Accounts receivable..........       178,831       (890,221)        76,413
    Inventories..................     1,989,914     (4,829,427)      (522,287)
    Prepaid expenses and other
     assets......................       (36,123)        66,598         11,012
    Accounts payable.............    (5,261,679)     8,546,533     (4,206,345)
    Accrued expenses.............      (534,606)       336,547       (200,749)
                                  -------------  -------------  -------------
Net cash provided by (used in)
 operating activities............      (933,450)     5,561,816     (2,666,627)
                                  -------------  -------------  -------------
INVESTING ACTIVITIES
Purchase of assets of T & S
 Wholesale, Inc..................           --        (461,685)           --
Purchase of property and
 equipment.......................      (779,426)      (751,074)      (390,545)
Other............................        (6,263)        44,779        (46,985)
                                  -------------  -------------  -------------
Net cash used in investing
 activities......................      (785,689)    (1,167,980)      (437,530)
                                  -------------  -------------  -------------
FINANCING ACTIVITIES
Proceeds from issuance of long-
 term debt.......................   390,218,671    361,356,000    355,625,000
Repayments of long-term debt.....  (387,909,759)  (363,162,055)  (351,894,366)
Financing fees...................       (89,773)       (87,781)      (216,172)
Partners' distribution...........      (500,000)    (2,500,000)           --
Payment to former Brudnick
 stockholders....................           --             --        (410,305)
                                  -------------  -------------  -------------
Net cash provided by (used in)
 financing activities............     1,719,139     (4,393,836)     3,104,157
                                  -------------  -------------  -------------
Net change in cash...............           --             --             --
Cash at beginning of year........           --             --             --
                                  -------------  -------------  -------------
Cash at end of year.............. $         --   $         --   $         --
                                  =============  =============  =============

   The accompanying notes are an integral part of the consolidated financial statements.

                  GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 ORGANIZATION AND BASIS OF PRESENTATION

  The consolidated financial statements of Gimbel Investor Group, L.P. and Subsidiary (the "Group") include the accounts of Gimbel Investor Group, L.P. and its wholly owned subsidiary, GD Holdings Inc. ("Holdings").

  General Drug Company ("General Drug") is a wholly owned subsidiary of Holdings. James Brudnick Company, Inc. ("Brudnick") and SBS Pharmaceuticals, Inc. ("SBS") are wholly owned subsidiaries of General Drug. All significant intercompany accounts and transactions have been eliminated in consolidation.

  In December 1995, General Drug formed a wholly owned subsidiary, SBS. SBS obtained the rights to use Aligen Independent Laboratories' label on its brand name repackaged products.

  On July 24, 1995, the Group purchased substantially all of the assets and the name of T&S Wholesale, Inc. ("T&S") for $2,429,811. T&S was a tobacco and candy wholesaler that operated in the Boston area. A trade receivable in the amount of approximately $2,000,000 was applied against the purchase price. The purchase price was allocated as follows:

      Accounts receivable............................................ $1,274,891
      Inventory......................................................    453,592
      Fixed assets...................................................     65,000
      Other assets...................................................      2,416
      Goodwill.......................................................    633,912

  The results of operations from both acquisitions are included in the consolidated income statement from the respective dates of acquisition.

 NATURE OF BUSINESS

  General Drug and Brudnick are wholesale distributors of prescription and over-the-counter drugs and related products. Brudnick is also a distributor of candy and tobacco products, which account for less than 5% of sales. SBS is a repackager and distributor of brand name pharmaceuticals. All companies routinely extend credit to their customers. General Drug's customers are located throughout the midwestern United States. Brudnick operates in the northeastern United States SBS's customers are national.

 INVENTORIES

  Inventories, consisting of goods sold for resale, are stated at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method. If the first-in, first-out ("FIFO") method, which approximates replacement cost, had been used, inventories would have been approximately $4,700,000 greater as of April 30, 1997. As of April 30, 1996, inventories under the FIFO method would have been approximately $3,550,000 greater. Cost for SBS's inventory is determined by the last-in, first-out ("LIFO") method using 1996 as its base year. Therefore, there is no difference between the LIFO and FIFO methods as of April 30, 1996.

 PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, as indicated in the following tabulation:

                                                                           YEARS
      Warehouse equipment.................................................  5-10
      Transportation equipment............................................     4
      Computer and office equipment.......................................   3-5
      Building and building improvements.................................. 15-30

                  GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

 COVENANTS NOT TO COMPETE

  The Group's obligation for covenants not to compete is recognized on a straight-line basis over the terms of the agreements. See Note 8.

 GOODWILL

  Goodwill purchased in connection with net asset purchases is being amortized using the straight-line method over a 40-year life.

 REVENUE RECOGNITION

  The Company recognizes sales when products are shipped.

 MANAGEMENT ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 FINANCIAL INSTRUMENTS

  A financial instrument is cash, evidence of an ownership interest in an entity or certain contracts involving future conveyances of cash or other financial instruments. The carrying values of the Group's financial instruments approximate their fair values.

 NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Group is in the process of evaluating the specific reporting requirements of SFAS No. 130; however, it believes the adoption of SFAS No. 130 would have had no impact on the Group's consolidated results of operations, financial position or cash flows.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Group is in the process of evaluating the disclosure requirements of SFAS No. 131; however, it believes that its adoption will have no material impact on its future disclosure requirements.

NOTE 2--PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                            1997        1996
      Land.............................................. $  139,043  $  104,500
      Warehouse equipment...............................    328,497     318,287
      Transportation equipment..........................    840,029     850,966
      Computer and office equipment.....................  2,236,172   2,016,325
      Building and building improvements................    996,743     678,826
      Construction in progress..........................     81,807         --
                                                         ----------  ----------
                                                          4,622,291   3,968,904
      Less accumulated depreciation and amortization.... (2,099,411) (1,569,438)
                                                         ----------  ----------
                                                         $2,522,880  $2,399,466
                                                         ==========  ==========

                   GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

NOTE 3--INTANGIBLE ASSETS

  Intangible assets consist of the following and are included in the caption other assets on the consolidated balance sheets as of April 30, 1997 and 1996:

                                                        1997          1996
                                                    ------------  ------------
Goodwill arising from the acquisition of Brudnick.  $  2,492,590  $  2,492,590
Goodwill arising from acquisition of T&S..........       633,912       633,912
Other.............................................        70,032        55,113
                                                    ------------  ------------
                                                       3,196,534     3,181,615
Less accumulated amortization.....................      (327,288)     (193,367)
                                                    ------------  ------------
                                                    $  2,869,246  $  2,988,248
                                                    ============  ============

NOTE 4--LONG-TERM DEBT

  As of April 30, 1997 and 1996 long-term debt consisted of the following:

                                                        1997          1996
                                                    ------------  ------------
Bank line-of-credit agreement--Borrowings not to
 exceed $16,000,000 or the sum of 80% of eligible
 accounts receivable and 65% of eligible inventory
 ($11,000,000 limit for inventory). Interest
 payable at .75% over the bank's base rate (8.50%
 as of April 30, 1997 and 8.25% as of April 30,
 1996). The agreement expires May 1, 1998 and is
 secured by substantially all of General Drug's
 assets under a loan and security agreement. As of
 April 30, 1997, additional borrowing capacity was
 approximately $1,700,000 under this agreement....  $ 12,471,230  $ 11,599,007
Bank line-of-credit agreement--Borrowings not to
 exceed $5,000,000 or the sum of 80% of eligible
 accounts receivable and 65% of eligible inventory
 ($2,000,000 limit for inventory). Interest
 payable at .75% over the bank's base rate (8.50%
 as of April 30, 1997 and 8.25% as of April 30,
 1996). The agreement expires May 1, 1998 and is
 secured by substantially all of SBS's assets
 under a loan and security agreement. As of April
 30, 1997, additional borrowing capacity was
 approximately $1,200,000 under this agreement....       855,956           --
Bank line-of-credit agreement--Borrowings not to
 exceed $30,000,000 or the sum of 85% of eligible
 accounts receivable and 65% of eligible inventory
 ($18,000,000 limit for inventory). Borrowings are
 subject to minimum excess availability of
 $2,000,000. Interest payable at .75% over the
 bank's base rate (8.50% as of April 30, 1997 and
 8.25% as of April 30, 1996). The agreement
 expires May 1, 1998 and is secured by
 substantially all of Brudnick's assets under a
 loan and security agreement. As of April 30,
 1997, additional borrowing capacity was
 approximately $5,400,000 under this agreement....   $22,556,351   $22,240,465

                  GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

                                                        1997         1996
                                                     -----------  -----------
      Mortgage note payable--Due in monthly
       installments of $1,668 plus interest at .75%
       over the bank's base rate, which was 8.50% as
       of April 30, 1997 and 8.25% as of April 30,
       1996. Final payment is due May 1, 1998.
       Secured by building and limited guarantee of
       certain related parties, which are related
       through common ownership.....................     399,023      419,035
      Series A subordinated promissory note--
       Convertible to 1% equity interest in the
       Group for each $220,000 of principal balance.
       Interest payable semi-annually at 10%.
       Principal payment due in full February 1999.
       Subordinated to all bank and lending
       institution debt. See Note 7.................     220,000      220,000
      Community Development Block Grant float loan
       demand note--Borrowings not to exceed
       $920,000. Principal plus interest at 3.3% due
       November 1998. Secured by an irrevocable
       letter of credit. See Note 8. As of April 30,
       1997, additional borrowing capacity was
       $600,000 under this agreement................     320,000          --
      Other.........................................       9,246       44,387
                                                     -----------  -----------
                                                      36,831,806   34,522,894
      Less current portion..........................    (249,246)     (55,187)
                                                     -----------  -----------
                                                     $36,582,560  $34,467,707
                                                     ===========  ===========

  Maturities on long-term debt are as follows as of April 30, 1997:

      Year Ending April 30:
        1998........................................................ $   249,246
        1999........................................................  36,582,560
                                                                     -----------
                                                                     $36,831,806
                                                                     ===========

  Under the agreements, General Drug, Brudnick and SBS must maintain specified minimum ratios and tangible net worth and pay annual agency fees totaling $55,000. The agreements also impose certain restrictions relating to, among other things, further indebtedness, liens, pledges or sales of assets, capital expenditures, dividends, investments and transactions with affiliates.

NOTE 5--INCOME TAXES

  The components of the provision for income taxes are as follows:

                                                  1997        1996       1995
                                               ----------  ----------  --------
      Current income tax expense
        Federal............................... $1,389,396  $1,315,227  $635,746
        State.................................    347,630     389,450   246,886
      Deferred income tax benefit.............   (313,641)   (583,000)  (83,120)
                                               ----------  ----------  --------
                                               $1,423,385  $1,121,677  $799,512
                                               ==========  ==========  ========

  Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

                  GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

  The consolidated balance sheets as of April 30, 1997 and 1996 include the following tax effects of cumulative temporary differences:

                                              1997                  1996
                                     ---------------------- --------------------
                                       ASSETS   LIABILITIES  ASSETS  LIABILITIES
      Inventory..................... $      --   $780,543   $    --   $795,438
      Depreciation..................        --    123,935        --    153,623
      Noncompete and goodwill.......  1,079,717       --     776,200       --
      Accounts receivable...........    108,541       --     158,756       --
      Other.........................     41,410       --      25,651       --
                                     ----------  --------   --------  --------
          Total Deferred Taxes...... $1,229,668  $904,478   $960,607  $949,061
                                     ==========  ========   ========  ========

  Principal reasons for variations between the statutory federal rate and the effective rates were as follows:

                                                              1997  1996  1995
                                                              ----  ----  ----
      U.S. federal statutory income tax rate................. 34.0% 34.0% 34.0%
      State income taxes, net of federal tax benefit.........  5.5   5.5   5.5
      Income taxes passed through to owners of partnership
       and
       S-corporation.........................................   .1   2.0   4.5
      Other..................................................  (.2) (2.6)  1.7
                                                              ----  ----  ----
                                                              39.4% 38.9% 45.7%
                                                              ====  ====  ====

  Gimbel Investor Group, L.P. is organized as a partnership and Holdings is organized as an S-corporation under provisions of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect income taxes, except for state replacement tax, for these entities.

NOTE 6--RELATED PARTY TRANSACTIONS

 MANAGEMENT FEE

  An annual management fee of $600,000 plus a percentage of earnings, subject to certain minimum earnings criteria, is being paid to a company that is related by common ownership. Management fee expense was $818,777, $754,502 and $706,451 for the years ended April 30, 1997, 1996 and 1995, respectively.

 HSS CONSULTING

  HSS Consulting ("HSS") is related to the Group by common ownership. The Group purchased approximately $740,000, $700,000 and $1,100,000 of goods from HSS during the years ended April 30, 1997, 1996 and 1995, respectively, and charged HSS certain shared expenses. HSS owed the Group approximately $45,710 and $78,000 as of April 30, 1997 and 1996, respectively.

  See Note 7 for additional related party disclosures.

NOTE 7--CAPITAL TRANSACTIONS

  During the year ended April 30, 1996, the Group converted $990,000 of Series A Subordinated Promissory Notes for a 4.5% equity interest in the Group and $800,000 of Series B Subordinated Promissory Notes for a 5% equity interest in the Group.

  On September 30, 1997, the remaining $220,000 of Series A Notes were converted for a 1% equity interest in the Group.

                  GIMBEL INVESTOR GROUP, L.P. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


NOTE 8--COMMITMENTS AND CONTINGENCIES

 NONCOMPETE AGREEMENTS

  In February 1994, the Group entered into various noncompete agreements in connection with the acquisition of Brudnick. Per the agreements, monthly payments of $87,500 must be paid for 60 months.

 LETTER OF CREDIT

  The Group entered into a $920,000 Community Development Block Grant float loan demand note with the City of Chicago. See Note 4. The loan is collateralized by an irrevocable letter of credit in the amount of $980,720 from American National Bank. The maximum available additional letter of credit facility amounted to $369,280 as of April 30, 1997.

 LEASES

  The Group leases a facility under a lease expiring February 1999 for $147,516 annually. The lease requires monthly rent payments with annual increases and an annual rent adjustment based upon taxes and operating expenses. Rent and real estate tax expense was $321,203, $267,787 and $247,532 for the years ended April 30, 1997, 1996 and 1995, respectively.

  Future minimum lease payments for its facilities are as follows as of April 30, 1997:

      Year Ending April 30:
      1998............................................................. $155,150
      1999.............................................................  112,500
                                                                        --------
                                                                        $267,650
                                                                        ========

NOTE 9--OTHER CASH FLOW INFORMATION

  Cash paid for:

                                                   1997       1996       1995
                                                ---------- ---------- ----------
Income Taxes................................... $1,836,131 $1,402,500 $1,425,080
                                                ========== ========== ==========
Interest....................................... $3,851,670 $3,234,603 $3,561,462
                                                ========== ========== ==========

NOTE 10--MAJOR CUSTOMER

  For the year ended April 30, 1997, sales to one major customer amounted to more than 10% of total sales. The amount of revenue from that customer was $46,284,092. The receivable balance for the major customer was $3,887,961 as of April 30, 1997. There were no major customers for the years ended April 30, 1996 and 1995.

NOTE 11--SUBSEQUENT EVENT

  On October 3, 1997, CD Smith Drug Company purchased all outstanding partnership interests in the Group.

                 GIMBEL INVESTOR GROUP L.P. AND SUBSIDIARY

                   CONSOLIDATED STATEMENT OF OPERATIONS

                                (UNAUDITED)

            FOR THE PERIOD FROM MAY 1, 1997 TO OCTOBER 3, 1997

Net sales........................................................ $157,827,598
Cost of goods sold...............................................  149,785,128
                                                                  ------------
Gross profit.....................................................    8,042,470
Operating expenses:
  Selling, general and administrative............................    5,127,741
  Covenants not to compete.......................................    1,871,875
  Employment agreements..........................................    3,339,582
  Management fees................................................      254,395
  Depreciation and amortization..................................      339,550
                                                                  ------------
                                                                    10,933,143
                                                                  ------------
Operating loss...................................................   (2,890,673)
Other income (expense):
  Interest expense...............................................   (1,454,079)
  Other, net.....................................................       16,691
                                                                  ------------
                                                                    (1,437,388)
                                                                  ------------
Loss before income taxes.........................................   (4,328,061)
Income tax benefit...............................................   (1,671,009)
                                                                  ------------
Net loss......................................................... $ (2,657,052)
                                                                  ============

                   GIMBEL INVESTOR GROUP L.P. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
               FOR THE PERIOD FROM MAY 1, 1997 TO OCTOBER 3, 1997

OPERATING ACTIVITIES
Net loss........................................................ $ (2,657,052)
Adjustments to reconcile net loss to net cash provided by
 operating activities:
  Depreciation..................................................      283,229
  Amortization..................................................      108,439
  Provision for doubtful accounts...............................      123,634
  Deferred income taxes.........................................     (736,108)
  Changes in operating assets and liabilities:
    Accounts receivable.........................................   (3,458,262)
    Other receivables...........................................   (4,599,907)
    Refundable income taxes.....................................   (1,351,293)
    Inventory...................................................     (836,326)
    Prepaid expenses............................................      244,444
    Other.......................................................     (141,885)
    Accounts payable............................................    8,040,973
    Accrued expenses............................................    5,218,990
                                                                 ------------
Net cash provided by operating activities.......................      238,876
INVESTING ACTIVITIES
Purchases of property and equipment.............................   (1,086,124)
                                                                 ------------
Net cash used in investing activities...........................   (1,086,124)
FINANCING ACTIVITIES
Borrowings on line of credit....................................   66,447,400
Principal payments on line of credit............................  (66,094,695)
Proceeds from issuance of long-term debt........................      860,967
Principal payments on long-term debt............................     (337,584)
                                                                 ------------
Net cash provided by financing activities.......................      876,088
Increase in cash................................................       28,840
Cash at beginning of period.....................................          --
                                                                 ------------
Cash at end of period........................................... $     28,840
                                                                 ============

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS PROSPEC-TUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT QUALIFIED OR TO ANY PERSON TO WHOM IT IS UN-LAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS OR THAT THERE HAS BEEN NO CHANGE ON THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Dilution..................................................................   12
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Capitalization............................................................   13
Selected Consolidated and Pro Forma
 Financial Data...........................................................   14
Pro Forma Consolidated
 Statement of Income......................................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   25
Management................................................................   33
Certain Transactions......................................................   38
Principal and Selling Shareholders........................................   39
Description of Capital Stock..............................................   40
Shares Eligible for Future Sale...........................................   42
Underwriting..............................................................   43
Legal Matters.............................................................   45
Experts...................................................................   45
Additional Information....................................................   45
Index to Consolidated Financial Statements................................  F-1

                                  -----------

UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRIT-ERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             4,750,000 SHARES

                                      LOGO

                        C.D. SMITH HEALTHCARE, INC.

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------

DONALDSON, LUFKIN & JENRETTE

                                 BT ALEX. BROWN

                                                               WHEAT FIRST UNION

                                            , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a list of the estimated expenses to be paid by the Registrant in connection with the initial issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

      SEC Registration Fee.......................................... $   29,005
      NASD Fees.....................................................     10,333
      NYSE Listing Fees.............................................    109,100
      Printing and Engraving Expenses...............................    125,000
      Legal Fees and Expenses.......................................    250,000
      Accounting Fees and Expenses..................................    250,000
      Professional Advisory Fees....................................    857,500
      Blue Sky Qualification Fees and Expenses......................      2,500
      Transfer Agent and Registrar's Fees...........................        500
      Miscellaneous.................................................     16,062
                                                                     ----------
          Total..................................................... $1,650,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 351.355 of the Missouri Revised Statutes (1986) allows indemnification of corporate directors and officers by a corporation under certain circumstances as therein specified against liabilities, expenses, counsel fees and costs reasonably incurred in connection with or arising out of any action, suit, proceeding or claim in which such person is made a party by reason of such person being or having been such director or officer.

  Section 351.355 also permits such persons to seek indemnification under any applicable bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Section 351.355 also permits corporations to maintain insurance for officers and directors against liabilities incurred while acting in such capacities whether or not the corporation would be empowered to indemnify such person under this section.

  The Company's Amended Articles of Incorporation and Amended and Restated Bylaws contain a provision under which, in certain circumstances, the Company may indemnify officers and directors from and against any and all of the expenses, liabilities or other matters covered by said provision.

  There is in effect for the Registrant an insurance policy providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by the Registrant, against loss (including expenses incurred in the defense of claims in connection therewith) arising from any negligent act, error, omission, misstatement, misleading statement or breach of duty while acting in their capacity as directors and officers of the Registrant. The policy also provides for the reimbursement of the Registrant for liability incurred in the indemnification of its directors and officers. The Registrant has purchased coverage for liability under the Securities Act of 1933 (the "Securities Act") in connection with the purchase, sale, offer or solicitation of an offer to purchase or sell any securities of the Registrant or an affiliate of the Registrant.

  The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriters of the Registrant's directors, its officers who sign the Registration Statement and its controlling persons and by the Registrant of the Underwriters' directors and their controlling persons against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following table sets forth the Company's sales of unregistered securities in the last three years:

              SECURITIES SOLD                         PURCHASER             EXEMPTION
   $12,000,000 Senior Subordinated Note    Churchill ESOP Capital Partners Section 4(2)
   Warrants to Purchase 1,080,078 shares   Churchill ESOP Capital Partners Section 4(2)
    of
    Common Stock (immediately exercisable)

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) A list of exhibits filed as part of this Registration Statement appears at the end of this Registration Statement.

  (b) Financial Statement Schedules

    (I) Condensed Financial Information of the Registrant.

    (II) Valuation and Qualifying Accounts

  All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statement or noted therein.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

    (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (2) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (3) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            C.D. SMITH DRUG COMPANY
                            CONDENSED BALANCE SHEETS

                                                           FEBRUARY 28,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
ASSETS
Current assets:
  Cash............................................... $    24,202  $    16,041
  Trade accounts and notes receivable (including
   $290,804 and $57,713 due from subsidiaries in 1998
   and 1997, respectively), less allowances of
   $261,179 in 1998 and $248,933 in 1997.............  21,390,200   15,457,847
  Other receivables..................................     525,384      525,410
  Refundable income taxes............................     542,762          --
  Merchandise inventory..............................  34,340,158   30,733,499
  Prepaid expenses and other.........................     156,379      130,159
                                                      -----------  -----------
    Total current assets.............................  56,979,085   46,862,956
                                                      -----------  -----------
  Property and equipment.............................   4,388,383    3,874,208
  Less accumulated depreciation......................  (1,098,916)    (811,099)
                                                      -----------  -----------
                                                        3,289,467    3,063,109
  Debt issuance costs, net...........................     916,695          --
  Other assets (principally investment in
   subsidiaries).....................................  23,078,091      274,629
                                                      -----------  -----------
    Total assets..................................... $84,263,338  $50,200,694
                                                      ===========  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................... $33,654,112  $23,599,940
  Accrued expenses...................................   1,917,215    1,599,155
  Income taxes payable...............................         --       334,035
  Deferred income taxes..............................     122,000       96,000
  Current portion of long-term debt..................     405,072      320,432
                                                      -----------  -----------
    Total current liabilities........................  36,098,399   25,949,562
                                                      -----------  -----------
Line of credit.......................................  26,440,540   19,436,574
Long-term debt, less current portion.................   1,824,369    1,032,203
Deferred income taxes................................     539,000      615,000
Subordinated note payable............................   9,663,026          --
Common stock put warrants............................   2,569,000          --
Shareholders' equity:
  Preferred stock, $.01 par value....................         --           --
  Common stock, $.01 par value.......................     102,000      102,000
  Additional paid-in capital.........................      98,000       98,000
  Retained earnings..................................   8,478,444    4,481,731
  Treasury stock.....................................  (1,133,331)    (953,195)
                                                      -----------  -----------
                                                        7,545,113    3,728,536
  Less note receivable from ESOP.....................    (416,109)    (561,181)
                                                      -----------  -----------
                                                        7,129,004    3,167,355
                                                      -----------  -----------
    Total liabilities and shareholders' equity....... $84,263,338  $50,200,694
                                                      ===========  ===========

                            C.D. SMITH DRUG COMPANY
                         CONDENSED STATEMENTS OF INCOME

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED
                                      FEBRUARY 28,  FEBRUARY 28,  FEBRUARY 29,
                                          1998          1997          1996
                                      ------------  ------------  ------------
Net sales............................ $386,689,291  $301,523,181  $224,163,431
Cost of goods sold...................  368,431,319   286,784,687   213,481,167
                                      ------------  ------------  ------------
Gross profit.........................   18,257,972    14,738,494    10,682,264
Operating expenses:
  Selling, general and
   administrative....................   11,444,265    10,015,576     7,986,670
  Depreciation and amortization......      305,736       253,725       204,803
                                      ------------  ------------  ------------
                                        11,750,001    10,269,301     8,191,473
                                      ------------  ------------  ------------
Operating income.....................    6,507,971     4,469,193     2,490,791
Other income (expense):
  Income (loss) from subsidiaries....    1,465,162         4,671        (4,791)
  Interest expense on credit
   facilities........................   (2,002,798)   (1,571,214)   (1,478,483)
  Interest expense on subordinated
   debt..............................     (812,026)          --            --
  Other, net.........................      255,425       126,543        41,964
                                      ------------  ------------  ------------
                                        (1,094,237)   (1,440,000)   (1,441,310)
                                      ------------  ------------  ------------
Income before income taxes...........    5,413,734     3,029,193     1,049,481
Income tax provision.................    1,417,021     1,099,190       415,377
                                      ------------  ------------  ------------
Net income........................... $  3,996,713  $  1,930,003  $    634,104
                                      ============  ============  ============

                            C.D. SMITH DRUG COMPANY
                       CONDENSED STATEMENTS OF CASH FLOWS

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED
                                      FEBRUARY 28,  FEBRUARY 28,  FEBRUARY 29,
                                          1998          1997          1996
                                      ------------  ------------  ------------
CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES.........................  $  3,403,864  $ (7,067,552) $      4,401
INVESTING ACTIVITIES
Net cash paid in the General Drug
 Acquisition, including transaction
 costs..............................   (29,097,392)          --            --
Purchases of property and equipment.      (532,094)   (1,034,032)     (240,769)
Collections on note receivable from
 ESOP...............................       145,072       145,072       145,072
Other...............................           --         12,500           --
                                      ------------  ------------  ------------
Net cash used in investing
 activities.........................   (29,484,414)     (876,460)      (95,697)
FINANCING ACTIVITIES
Borrowings on line of credit........   406,400,925   306,643,441   223,438,779
Principal payments on line of
 credit.............................  (391,396,959) (298,517,612) (222,864,039)
Proceeds from issuance of long-term
 debt...............................     1,259,996       800,000           --
Principal payments on long-term
 debt...............................      (338,404)     (271,440)     (231,425)
Proceeds from issuance of
 subordinated note payable with
 common stock put warrants..........    12,000,000           --            --
Payments of debt issuance costs.....    (1,656,711)          --            --
Purchases of treasury stock.........      (180,136)     (791,795)     (161,400)
                                      ------------  ------------  ------------
Net cash provided by financing
 activities.........................    26,088,711     7,862,594       181,915
Increase (decrease) in cash.........         8,161       (81,418)       90,619
Cash at beginning of year...........        16,041        97,459         6,840
                                      ------------  ------------  ------------
Cash at end of year.................  $     24,202  $     16,041  $     97,459
                                      ============  ============  ============

                            C.D. SMITH DRUG COMPANY

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  In the parent company-only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

2. THE GENERAL DRUG ACQUISITION

  Effective October 3, 1997, the Company purchased all outstanding partnership interests in Gimbel Investor Group, L.P. ("Gimbel"), which owns 100% of the outstanding stock of G.D. Holdings Inc. ("Holdings"), the parent company of General Drug Company and subsidiaries (the "General Drug Companies"), for $28 million in cash ("the General Drug Acquisition"). The transaction was accounted for using the purchase method. The purchase price was allocated to net assets acquired on the basis of their estimated fair values. The excess of the purchase price, including approximately $1.1 million of transaction costs, over the fair market value of the net assets acquired, amounted to $25,567,561 and has been recorded as goodwill. All operations acquired from Gimbel are conducted within the General Drug Companies. Gimbel and Holdings had no material assets or liabilities aside from their investment in the General Drug Companies. The General Drug Companies' results of operations have been included in the consolidated results of operations since the date of acquisition.

  In accordance with the principles of push-down accounting, the Company recorded all goodwill on the financial statements of the subsidiaries. In addition, $8 million of acquisition indebtedness under the Company's refinanced senior credit facility (see Note 3) was recorded on the subsidiaries' financial statements, representing the approximate amount of the subsidiaries' available borrowing base (see Note 3) at the time of the acquisition. All debt issuance costs related to the subsidiaries' share of borrowings under the refinanced credit facility were also pushed down to the subsidiaries.

3. LINE OF CREDIT AND LONG-TERM DEBT

  In connection with the General Drug Acquisition, the Company refinanced its senior credit facility with a group of lending institutions providing for a revolving line of credit and certain term notes. Under the terms of the new facility, which expires in October 2000, the Company and its subsidiaries may borrow up to approximately $90 million, in addition to the amounts outstanding under the term notes described below, based on eligible inventory and accounts receivable balances ("the borrowing base"). At February 28, 1998, the consolidated borrowing base amounted to approximately $102 million. The Company and its subsidiaries must pay an aggregate commitment fee of .2% per annum on the unused balance of the credit agreement plus an agency fee of $10,000 per month. At February 28, 1998, consolidated availability under the line of credit was $16,747,000, excluding the effects of outstanding checks and lockbox receipts included in outstanding line-of-credit borrowings. Generally, advances bear interest at the lender's prime rate (8.5% at February 28, 1998) payable monthly. The Company has an option to pay interest on a specified amount not less than $1 million at the London Interbank Offered Rate (LIBOR) plus 1.75% if LIBOR loans are purchased. Such interest periods are of a one-, two-, or three-month duration. The Company line of credit borrowings, amounting to $26,440,540 and bearing interest at a weighted average LIBOR-based rate of 7.79% at February 28, 1998, as well as the subsidiaries' line of credit borrowings amounting to $54,440,387 at February 28, 1998, are collateralized by substantially all assets of the Company and its subsidiaries. Beginning in October 2000, the senior credit facility can be renewed for one-year terms upon mutual consent.

  At February 28, 1997, the Company maintained a credit facility with a lending institution providing for a revolving line of credit and two term notes. Under the terms of the facility, which was to expire in February

                            C.D. SMITH DRUG COMPANY

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

2000, the Company could borrow up to $32 million, including the amounts outstanding under the term notes, based on eligible inventory and accounts receivable balances. At February 28, 1997, the borrowing base amounted to approximately $27 million. Interest on borrowings under the revolving line of credit was payable monthly at the lender's prime rate (8.25% at February 28, 1997) plus 1.1%. Line-of-credit borrowings of $19,436,574 at February 28, 1997 were collateralized by substantially all assets of the Company and had been personally guaranteed up to $1 million by the Chief Executive Officer ("CEO") of the Company.

  The senior credit agreement contains several covenants which, among other things, restrict capital expenditures and dividend payments and require the Company and its subsidiaries to maintain certain specified levels of net worth, interest and debt service coverage and minimum levels of stock ownership by the C.D. Smith Drug Company Employee Stock Ownership Plan ("ESOP") and the CEO. This agreement also limits cash dividends, loans or cash transfers from the General Drug Companies to the Company, other than purchases and sales between the companies in the normal course of business. At February 28, 1998, the restricted net assets of the General Drug Companies were approximately $22.5 million.

  The Company's long-term debt at February 28, all of which is due October 2000, unless extended by mutual consent of the Company and the lending institutions, consists of the following:

                                                             FEBRUARY 28,
                                                         ---------------------
                                                            1998       1997
                                                         ---------- ----------
Notes payable to lending institutions under term note
 provisions of the senior credit facility described
 above, in monthly installments of $12,089, plus
 interest at .5% below the bank's prime rate,
 collateralized by 30,900 shares of common stock held by
 ESOP................................................... $  416,109 $  561,181
Notes payable to lending institutions under term note
 provisions of the senior credit facility described
 above, in monthly installments of $16,667, plus
 interest at the bank's prime rate, collateralized by
 certain warehouse equipment............................    933,332    746,668
Notes payable to lending institutions under term note
 provisions of the senior credit facility described
 above, in monthly installments aggregating $5,000, plus
 interest at the bank's prime rate, collateralized by
 certain real estate....................................    880,000        --
                                                         ---------- ----------
                                                          2,229,441  1,307,849
Less current portion....................................    405,072    305,072
                                                         ---------- ----------
                                                         $1,824,369 $1,002,777
                                                         ========== ==========

  The prime rate of the lending institutions providing the term debt discussed above was 8.50% at February 28, 1998.

  Principal maturities of long-term debt for each of the next three years are as follows:

   YEAR ENDING
   FEBRUARY 28,                                                         AMOUNT
   ------------                                                       ----------
   1999.............................................................. $  405,072
   2000..............................................................    405,072
   2001..............................................................  1,419,297

                            C.D. SMITH DRUG COMPANY

             NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)
4. SUBORDINATED NOTE PAYABLE

  In conjunction with the General Drug Acquisition, the Company issued a subordinated note payable due October 3, 2004 in the principal amount of $12 million with detachable stock warrants (see Note 5) to an investment group. Interest at 12% per annum is payable quarterly. Principal installments are due and payable 90 days after the end of each fiscal year, commencing with the fiscal year ending February 28, 1999, in an amount equal to 30% of "Excess Cash Flow" as defined below subject to certain conditions. "Excess Cash Flow" is generally defined in the related agreement as consolidated earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") minus current tax liabilities, interest paid, principal payments and capital expenditures. The estimated fair value of the warrants at October 3, 1997, amounting to $2,569,000, was recorded as a discount on the subordinated debt. The discount is being amortized to interest expense over the seven-year term using the interest method resulting in an effective interest rate of 17.9% on the subordinated debt. The amount of unamortized discount at February 28, 1998 is $2,336,974.

  The subordinated note agreement contains several covenants which are similar to the covenants disclosed in connection with the Company's senior credit facility (see Note 3).

5. COMMON STOCK PUT WARRANTS

  The detachable common stock warrants to purchase 1,246,236 shares of common stock of the Company (1,080,078 shares in the event the Company completes an initial public offering) discussed in Note 4 are subject to certain antidilution and other adjustments, as defined in the related agreement. The warrants are exercisable at a price of $0.0004 per share. After the fifth anniversary of the closing, the holders have an option to put the warrants to the Company at a price based on a multiple of EBITDA less indebtedness and certain other amounts as defined in the agreement. Once the warrants have been put to the Company, the put price is payable no earlier than 90 days but no later than 100 days of the put date. Additionally, after the sixth anniversary of the closing, the Company has the option to exercise a call right to purchase from the holders all or any portion of such warrant securities, and the holders are obligated to sell at a price determined in a similar manner to that of the put option. The $2,569,000 value of these put warrants is presented as a liability in the accompanying consolidated balance sheet due to the holder's option to require settlement in cash. The Company is accreting the recorded amount of the warrants to the highest redemption price of the put warrant using the interest method. No accretion was necessary at February 28, 1998 as the redemption price calculated per the agreement did not exceed the recorded amount of the warrants.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                   C. D. SMITH DRUG COMPANY AND SUBSIDIARIES
                               FEBRUARY 28, 1998

         COL. A             COL. B                  COL. C                  COL. D        COL. E
                                                  ADDITIONS
                          BALANCE AT                       CHARGED TO     DEDUCTIONS
                          BEGINNING      CHARGED TO     OTHER ACCOUNTS --     --        BALANCE AT
      DESCRIPTION         OF PERIOD  COSTS AND EXPENSES     DESCRIBE       DESCRIBE    END OF PERIOD
Three Months ended May
 31, 1998: Deducted from
 asset accounts:
 Allowance for doubtful
 accounts...............   $650,384       $ 77,000          $    --        $ 62,318(2)   $ 665,066
Year Ended February 28,
 1998: Deducted from
 asset accounts:
 Allowance for doubtful
 accounts...............   $248,933       $200,825          $556,896(1)    $356,270(2)   $ 650,384
Year Ended February 28,
 1997: Deducted from
 asset accounts:
 Allowance for doubtful
 accounts...............   $110,088       $222,900               --        $ 84,055(2)   $ 248,933
Year Ended February 29,
 1996: Deducted from
 asset accounts:
 Allowance for doubtful
 accounts...............   $ 87,063       $ 37,480               --        $ 14,455(2)   $ 110,088

(1) Addition to reserves as a result of the General Drug Acquisition.

(2) Uncollectible accounts written off, net of recoveries.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF ST. JOSEPH, STATE OF MISSOURI, ON THIS 20TH DAY OF JULY, 1998.

                                          C.D. Smith Drug Company

                                                   /s/ Robert C. Farley
                                          By:__________________________________
                                                     Robert C. Farley
                                                 Chief Executive Officer,
                                              President, and Chairman of the
                                                           Board

                               POWER OF ATTORNEY

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY APPOINTS ROBERT C. FARLEY AND S. JEANNE MATHIESEN AND EACH OF THEM SEVERALLY, ACTING ALONE AND WITHOUT THE OTHER, HIS OR HER TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, WITH THE AUTHORITY TO EXECUTE IN THE NAME OF EACH SUCH PERSON AND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, TOGETHER WITH ANY EXHIBITS THERETO AND OTHER DOCUMENTS THEREWITH, ANY AND ALL AMENDMENTS (INCLUDING WITHOUT LIMITATION POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT NECESSARY OR ADVISABLE TO ENABLE THE REGISTRANT TO COMPLY WITH THE SECURITIES ACT OF 1933, AS AMENDED AND ANY RULES, REGULATIONS AND REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION IN RESPECT THEREOF, WHICH AMENDMENTS MAY MAKE SUCH OTHER CHANGES IN THE REGISTRATION STATEMENT AS THE AFORESAID ATTORNEY-IN-FACT OR AGENT OR HIS SUBSTITUTE AND SUBSTITUTES EXECUTING THE SAME DEEMS APPROPRIATE.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                           TITLE                    DATE
        /s/ Robert C. Farley         Chief Executive Officer,        July 20, 1998
____________________________________  President, Chairman of the
          Robert C. Farley            Board and Director
                                      (Principal Executive
                                      Director)

      /s/ S. Jeanne Mathiesen        Chief Financial Officer,        July 20, 1998
____________________________________  Treasurer and Director
        S. Jeanne Mathiesen           (Principal Financial and
                                      Accounting Officer)

       /s/ Delora J. Jamison         Director                        July 20, 1998
____________________________________
         Delora J. Jamison
         /s/ J. Duane Weeks          Director                        July 20, 1998
____________________________________
           J. Duane Weeks
        /s/ David R. Parker          Director                        July 20, 1998
____________________________________
          David R. Parker
        /s/ Barbara J. Mowry         Director                        July 20, 1998
____________________________________
          Barbara J. Mowry

                                 EXHIBIT INDEX

  EXHIBIT  DESCRIPTION
  **1.1    Form of Underwriting Agreement.
   *3.1    Form of Articles of Incorporation of C.D. Smith
           Healthcare, Inc. (Amended in Their Entirety)
  **3.2    Form of Amended and Restated Bylaws of C.D. Smith
           Healthcare, Inc.
   *4.1    Specimen of Common Stock Certificate.
  **4.2    Note Purchase Agreement, dated October 3, 1997, by and
           between C.D. Smith Drug Company and Churchill ESOP Capi-
           tal Partners.
  **4.3    Warrant Agreement, dated October 3, 1997, by and between
           C.D. Smith Drug Company and Churchill ESOP Capital Part-
           ners.
   *5.1    Opinion of Blackwell Sanders Peper Martin LLP.
 **10.1    C.D. Smith Drug Company Employee Stock Ownership Plan,
           dated December 10, 1991, as amended.
  *10.2    Amended and Restated 1996 Equity Compensation Plan (up-
           dated).
  *10.3    Form of Non-Qualified Stock Option Award Agreement by and
           between C.D. Smith Healthcare, Inc. and the recipient.
 **10.4    Loan and Security Agreement, dated October 3, 1997, by
           and among C.D. Smith Drug Company, General Drug Company,
           SBS Pharmaceuticals, Inc. and James Brudnick Company,
           Inc. as Borrowers and LaSalle Business Credit, Inc. as
           Lender and Agent for the Lenders, Heller Financial, Inc.
           as Lender, American National Bank & Trust Company of Chi-
           cago as Lender and certain other financial institutions
           signatories thereto.
 **10.5    First Amendment to Loan and Security Agreement, dated De-
           cember 27, 1997, by and among C.D. Smith Drug Company,
           General Drug Company, SBS Pharmaceuticals, Inc. and James
           Brudnick Company, Inc. as Borrowers and LaSalle Business
           Credit, Inc. as a Lender and Agent for the Lenders,
           Heller Financial, Inc. as a Lender, American National
           Bank & Trust Company of Chicago as a Lender and certain
           other financial institutions signatories thereto.
 **10.6    Second Amendment to Loan and Security Agreement, dated
           January 8, 1998, by and among C.D. Smith Drug Company,
           General Drug Company, SBS Pharmaceuticals, Inc. and James
           Brudnick Company, Inc. as Borrowers and LaSalle Business
           Credit, Inc. as a Lender and Agent for the Lenders,
           Heller Financial, Inc. as a Lender, American National
           Bank & Trust Company of Chicago as a Lender and certain
           other financial institutions signatories thereto.
 **10.7    Lease for Property Located at 219 Medford Street, Malden,
           Massachusetts, dated February 11, 1994, by and between
           Irving S. Brudnick as Trustee of the Bershim Realty Trust
           and Brudnick Acquisition Corporation.
 **10.8    Employment Agreement, dated September 1, 1995, by and be-
           tween Robert C. Farley and C.D. Smith Drug Company.
 **10.9    Employment Agreement, dated July 8, 1997 and effective as
           of March 1, 1997, by and between Jeanne Mathiesen and
           C.D. Smith Drug Company.
 **10.10   Employment Agreement, dated July 8, 1997 and effective as
           of March 1, 1997, by and between Delora Jamison and C.D.
           Smith Drug Company.

EXHIBIT    DESCRIPTION
 **10.11   Employment Agreement, dated as of November 22, 1996, by
           and between Richard Meehan and C.D. Smith Drug Company.
 **10.12   Severance Compensation Agreement Following Change in Con-
           trol, dated as of January 7, 1997, by and between Jeanne
           Mathiesen and C.D. Smith Drug Company.
 **10.13   Severance Compensation Agreement Following Change in Con-
           trol, dated as of January 7, 1997, by and between Delora
           Jamison and C.D. Smith Drug Company.
 **10.14   Employment Agreement, dated October 3, 1997, by and be-
           tween Joseph Harris and General Drug Company and, in a
           limited capacity, C.D. Smith Drug Company.
 **10.15   Employment Agreement, dated October 3, 1997, by and be-
           tween Richard Brudnick and James Brudnick Company, Inc.
           and, in a limited capacity, C.D. Smith Drug Company.
 **10.16   Acquisition Agreement, dated as of September 11, 1997, by
           and among C.D. Smith Drug Company, G.D. Holdings of Dela-
           ware, Inc., Gimbel Investor Group L.P. and certain part-
           ners of Gimbel Investor Group L.P.
 **10.17   First Amendment to Acquisition Agreement, dated as of Oc-
           tober 3, 1997, by and among C.D. Smith Drug Company, G.D.
           Holdings of Delaware, Inc., Gimbel Investor Group L.P.
           and certain partners of Gimbel Investor Group L.P.
  *10.18   Fourth Amendment to the Loan and Security Agreement,
           dated as of July   , 1998, by and among C.D. Smith Drug
           Company, General Drug Company, SBS Pharmaceuticals, Inc.
           and James Brudnick Company, Inc. as Borrowers and LaSalle
           Business Credit, Inc. as a Lender and Agent for the Lend-
           ers, Heller Financial, Inc. as a Lender, American Na-
           tional Bank & Trust Company of Chicago as a Lender and
           certain other financial institutions signatories thereto.
  *10.19   Amendment to C.D. Smith Healthcare, Inc. Employee Stock
           Ownership Plan, dated July 20, 1998.
 **21.1    List of Subsidiaries.
  *23.1    Consent of Ernst & Young LLP.
  *23.2    Consent of Blackwell Sanders Peper Martin LLP (contained
           in Exhibit 5.1).
  *23.3    Consent of Blackman Kallick Bartelstein, LLP.
  *24.1    Power of Attorney (set forth on the signature page to the
           Registration Statement).
 **27.1    Financial Data Schedule.

---------------------

*Filed herewith

**Filed with the inital filing of this registration statement